As filed with the Securities and Exchange Commission on August 16, 2010.

Registration No. 333-166473

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE FRESH MARKET, INC.

(Exact name of registrant as specified in its charter)

North Carolina (prior to reincorporation) Delaware (after reincorporation)	5411	56-1311233
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

628 Green Valley Road, Suite 500

Greensboro, North Carolina 27408

(336) 272-1338

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lisa Klinger

Executive Vice President and Chief Financial Officer

The Fresh Market, Inc.

628 Green Valley Road, Suite 500

Greensboro, North Carolina 27408

(336) 272-1338

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig F. Arcella Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019-7475 (212) 474-1000 Fax: (212) 474-3700	Robert Evans III Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000 Fax: (212) 848-7179

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value per share	$345,000,000	$24,598.50

(1)	Includes shares to be sold upon exercise of the underwriters’ overallotment option. See “Underwriting”.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated August 16, 2010

PROSPECTUS

             Shares

The Fresh Market, Inc.

Common Stock

This is The Fresh Market, Inc.’s initial public offering. The selling stockholders, which include certain of our officers, are selling              shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

We expect the public offering price to be between $             and $             per share. Currently, no public market exists for the shares. We have applied to list our common stock on The NASDAQ Global Select Market under the symbol “TFM”.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional              shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2010.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	Goldman, Sachs & Co.

Morgan Stanley	William Blair & Company	BMO Capital Markets	RBC Capital Markets

The date of this prospectus is                     , 2010.

Experience the Food!
THE FRESH MARKET
FRESH MARKET
THICK YELLOW
Tortilla Chips
BIG FLAVOR THIN CRUST
MULTIGRAIN
HONEY
YELLOW CORN

BOUNTIFUL PRODUCE • EUROPEAN DELICATESSEN • OLD WORLD BUTCHER SHOP
FRESH SEAFOOD • GOURMET COFFEES • SPECIALTY GROCERY ITEMS • BEER AND WINE
FLORAL AND GIFT CENTER • PREPARED MEALS TO GO • IMPORTED CHEESES • BAKED GOODS

WARM AND INVITING ATMOSPHERE

The Fresh Market delivers a shopping experience that is out of the ordinary; one that aims to delight and surpass our customers' expectations every time they visit.

EXCEPTIONAL CUSTOMER SERVICE

Our stores are designed to evoke old-world charm with classical music, soft lighting, delightful aromas and knowledgeable staff. Customers enjoy the feeling of shopping in a “neighborhood grocer” atmosphere.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

Dealer Prospectus Delivery Obligation

Until                     , 2010 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary contains a brief overview of the key aspects of this offering. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the risks discussed under “Risk Factors” and the financial statements and notes thereto included elsewhere in this prospectus. Some of the statements in this summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.

Our Company

The Fresh Market is a high-growth specialty retailer focused on creating an extraordinary food shopping experience for our customers. Since opening our first store in 1982, we have offered high-quality food products, with an emphasis on fresh, premium perishables and an uncompromising commitment to customer service. We seek to provide an attractive, convenient shopping environment while offering our customers a compelling price-value combination. As of August 13, 2010, we operated 97 stores in 19 states, primarily in the Southeast, Midwest and Mid-Atlantic United States.

Our business is characterized by the following key elements:

•

Differentiated food shopping experience. We provide a differentiated shopping experience that generates customer loyalty and favorable word-of-mouth publicity. We combine fresh, carefully-selected, high-quality food products focused on perishable categories, with a level of customer attention that we believe is superior to conventional grocers, and we strive to create a “neighborhood grocer” atmosphere.

•

Smaller-box format and flexible real estate strategy. Our stores average approximately 21,000 square feet, compared to the approximately 40,000 to 60,000 square foot stores operated by many conventional supermarkets. Within this relatively smaller size, we focus on higher-margin food categories and strive to deliver a more personal level of service and a more enjoyable shopping experience.

•

Disciplined, comprehensive approach to planning and merchandising. We provide comprehensive support to our stores that includes employee training and scheduling, store design and layout, merchandising programs, product sourcing, and numerous inventory management systems, primarily focused on perishables. We believe our disciplined, comprehensive approach allows us to quickly integrate newly-hired employees, deliver predictable financial performance and expand our store base while delivering a consistent shopping experience.

We believe our high-quality perishable food offerings and smaller, customer-friendly store environment are the key drivers of our differentiated, profitable business model. We strive to offer an extraordinary shopping experience based on quality, consistency, fairness and integrity for our customers and employees.

For the six months ended June 27, 2010, our sales were $456.1 million, an increase of 12.6% from the six months ended June 28, 2009. Our income from operations was $31.7 million for the six months ended June 27, 2010, an increase of 43.0% from the six months ended June 28, 2009. For 2009, our sales were $861.9 million, an increase of 8.0% from 2008. Our income from operations was $53.1 million for 2009, an increase of 43.4% from 2008.

Our Competitive Strengths

We attribute our success in large part to the following competitive strengths:

Outstanding food quality, store environment and customer service. We are dedicated to delivering a superior shopping experience that exceeds our customers’ expectations by offering fresh, premium products and providing a high level of customer service. Our high-quality food offerings are the result of our careful selection of distinct products. Additionally, our stores are designed to delight our customers’ senses with an aesthetically pleasing environment.

Business well positioned for changing consumer trends. We believe that our company is well positioned to capitalize on evolving consumer preferences and other trends currently shaping the food retail industry, which include:

•	a growing emphasis on the customer shopping experience;

•	an increasing consumer focus on healthy eating choices and fresh, quality offerings;

•	an improving perception of private-label product quality; and

•	an increasing number of older people, a demographic that is expected to account for a disproportionately higher share of food-at-home spending by households.

Highly-profitable smaller-box format. Since our founding, we have exclusively operated a smaller-box format, which has proven to be highly profitable. Within this format, we focus on higher-margin food categories. Our disciplined, exclusive focus on the smaller-box format leads to consistent execution across our store base, which we believe allows us to generate higher operating margins than conventional supermarkets.

Scalable operations and replicable store model. We believe that our infrastructure, including our management systems and distribution network, enables us to replicate our profitable store format and differentiated shopping experience. We expect this infrastructure to be capable of supporting significant expansion. We outsource substantially all of our logistics functions to third-party distributors or vendors whom we expect to have sufficient capacity to accommodate our anticipated growth. Each of our stores utilizes standard product display fixtures that enable us to successfully replicate our customers’ shopping experience.

Experienced management team with proven track record. Our executive management team has extensive experience across a broad range of industries and is complemented by merchandising and operations management with extensive food retail experience. Our team employs an analytical, data-driven approach to decision-making that is designed to encourage innovation and stimulate continuous improvement throughout the organization.

Our Growth Strategy

We are pursuing several strategies to continue our profitable growth, including:

Expand our store base. We intend to continue to expand our store base and penetrate new markets. We view expansion as a core competency and have more than tripled our store count since 2000. Based upon our operating experience and research conducted for us by The Buxton Company, a customer analytics research firm, we believe that the U.S. market can support at least 500 The Fresh Market stores operating under our current format.

Drive comparable store sales. We aim to increase our comparable store sales by generating growth in the number and size of customer transactions at our existing stores. In order to increase the number of customer transactions at our stores, we plan to continue to offer a differentiated food shopping experience, which we believe leads to favorable word-of-mouth publicity, and provide distinctive, high-quality products to generate new and repeat visits to our stores.

Increase our highly-attractive operating margins. We intend to continue to increase our highly-attractive operating margins through scale efficiencies, improved systems, continued cost discipline and enhancements to our merchandise offerings. Our anticipated store growth will permit us to benefit from economies of scale in sourcing products and will allow us to leverage our existing infrastructure, corporate overhead and fixed costs to reduce labor and supply chain management costs as a percentage of sales.

Risks Affecting Our Business

While we have set forth our competitive strengths and growth strategies above, food retail is a large and competitive industry and our business involves numerous risks and uncertainties. These risks include the possibility that our competitors may be more successful than us at attracting customers.

Investing in our common stock involves substantial risk. The factors that could adversely affect our results and performance are discussed under the heading “Risk Factors” immediately following this summary. Before you invest in our common stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors”.

Terms Used In This Prospectus

As used in this prospectus, the term “the Berry family” means (1) Ray Berry and the Estate of Beverly Berry; (2) various lineal descendants of Ray Berry and spouses and adopted children of such descendants; (3) various trusts for the benefit of individuals described in clauses (1) and (2) and their trustees; and (4) various entities owned or controlled, directly or indirectly, by the individuals and trusts described in clauses (1), (2) and (3).

Principal Executive Offices

The Fresh Market, Inc. was incorporated in North Carolina in July 1981 and will be reincorporated in Delaware immediately prior to the completion of this offering. Our principal executive offices are located at 628 Green Valley Road, Suite 500, Greensboro, North Carolina 27408, and our telephone number at this address is (336) 272-1338. Our website is www.thefreshmarket.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

Industry and Market Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market opportunity, is based on information from independent industry organizations, such as The Nielsen Company (“Nielsen”), Nielsen TDLinx and 2010 Progressive Grocer Market Research, McKinsey & Company, the Food Marketing Institute, The Buxton Company and other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. We have not independently verified any third-party information. While we believe the market opportunity information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors”. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

We use The Fresh Market and The Fresh Market logo, among others, as our trademarks. This prospectus may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

The Offering

Selling stockholders	The Berry family and certain of our officers.

Shares offered by the selling stockholders	shares.

            shares if the underwriters exercise their overallotment option in full.

Shares to be outstanding immediately after this offering	shares.

Voting rights	One vote per share.

Use of proceeds	The selling stockholders will receive all of the net proceeds from the sale of the shares offered hereby. We will not receive any proceeds from this offering.

Dividend policy	We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends after the consummation of this offering. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our board of directors deems relevant.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors”, together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

The NASDAQ Global Select Market listing	We have applied to list our common stock on The NASDAQ Global Select Market under the symbol “TFM”.

Unless we indicate otherwise, the number of shares to be outstanding after this offering assumes a     for     stock split, which will occur prior to the consummation of this offering.

Summary Financial Information and Other Data

The following tables set forth our summary financial information and other data, as well as certain pro forma information that reflects the income tax effect of our conversion from an S-corporation to a C-corporation.

The historical balance sheet data as of December 31, 2008 and 2009, and the historical statement of income data for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited financial statements, which are included elsewhere in this prospectus. The historical balance sheet data as of December 31, 2007 has been derived from our audited balance sheet as of December 31, 2007, which is not included in this prospectus. Our financial statements as of and for the year ended December 31, 2009 were audited by Ernst and Young LLP, independent registered public accounting firm, and our financial statements as of and for the years ended December 31, 2007 and 2008 were audited by Grant Thornton LLP, independent registered public accounting firm. Our historical results are not necessarily indicative of results to be expected for any future period.

The historical balance sheet data as of June 27, 2010 and the historical statement of income data for the six months ended June 28, 2009 and June 27, 2010 have been derived from our unaudited financial statements included elsewhere in this prospectus. The historical balance sheet data as of June 28, 2009 has been derived from our unaudited financial statements that are not included in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements and, in the opinion of management, include all adjustments that management considers necessary for the fair presentation of the information for the unaudited periods. Interim results are not necessarily indicative of results that may be expected for any future period.

The information presented below should be read in conjunction with “Capitalization”, “Selected Historical Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our audited financial statements and related notes and our unaudited financial statements and related notes, which are included elsewhere in this prospectus.

	Year Ended			Six Months Ended
	December 31, 2007	December 31, 2008	December 31, 2009	June 28, 2009 (unaudited)	June 27, 2010 (unaudited)
	(dollars in thousands)
Statement of Income Data:
Sales	$728,414	$797,805	$861,931	$404,892	$456,083
Cost of goods sold	506,458	554,969	585,360	276,450	307,725

Gross profit	221,956	242,836	276,571	128,442	148,358
Selling, general and administrative expenses	164,731	180,765	191,250	88,725	100,550
Store closure and exit costs	2,151	562	4,361	3,938	434
Depreciation	19,163	24,482	27,880	13,624	15,687

Income from operations	35,911	37,027	53,080	22,155	31,687
Interest expense	5,469	5,267	3,806	2,015	1,269
Other (income) expense, net	(48)	(123)	(236)	5	(165)

Income before provision for income taxes	30,490	31,883	49,510	20,135	30,583
Provision for state income taxes	201	326	308	162	350

Net income	$30,289	$31,557	$49,202	$19,973	$30,233

Net income per share(1)
Basic and diluted
Dividends declared per common share(1)
Shares used in computation of net income per share, basic and diluted, and dividends declared per common share(1)

	Year Ended			Six Months Ended
	December 31, 2007	December 31, 2008	December 31, 2009	June 28, 2009 (unaudited)	June 27, 2010 (unaudited)
	(dollars in thousands, except share and per share amounts and other operating data)
Pro Forma Data (unaudited):
Income before provision for income taxes	$30,490	$31,883	$49,510	$20,135	$30,583
Pro forma provision for income taxes(2)	11,919	12,489	19,299	7,853	11,927

Pro forma net income(2)	$18,571	$19,394	$30,211	$12,282	$18,656

Pro forma net income per share(1)(2)
Basic and diluted

Other Operating Data (unaudited):
Number of stores at end of period	77	86	92	88	95
Comparable store sales growth for period(3)	4.5%	(1.5)%	(1.1)%	(4.8)%	4.3%
Gross square footage at end of period (in thousands)	1,584	1,811	1,955	1,872	2,024
Average comparable store size (gross square feet)(4)	19,786	20,641	20,936	20,891	21,222
Comparable store sales per gross square foot during period(4)	$533	$498	$472	$228	$230

Balance Sheet Data (end of period):
Total assets	$187,695	$233,550	$235,541	$227,167	$237,713
Total long-term debt(5)	$92,670	$130,000	$98,200	$119,100	$93,750
Total stockholders’ equity(5)	$34,242	$37,905	$68,302	$47,162	$69,176

(1)	Net income per share, dividends declared per common share, shares used in computation of net income per share and pro forma net income per share are calculated after giving effect to the for stock split.

(2)	We historically have been treated as an S-corporation for U.S. federal income tax purposes. As a result, our income has not been subject to U.S. federal income taxes or state income taxes in those states where S-corporation status is recognized. In general, the corporate income or loss of an S-corporation is allocated to its stockholders for inclusion in their personal federal income tax returns and state income tax returns in those states where S-corporation status is recognized. In connection with this offering, our S-corporation status will terminate and we will become subject to additional entity-level taxes that will be reflected in our financial statements. Pro forma provision for income taxes reflects combined federal and state income taxes on a pro forma basis, as if we had been treated as a C-corporation, using blended statutory federal and state income tax rates of 39.1%, 39.2% and 39.0% in 2007, 2008 and 2009, respectively, and 39.0% and 39.0% in the six months ended June 28, 2009 and June 27, 2010, respectively. These tax rates reflect the sum of the federal statutory rate and a blended state rate based on our calculation of income apportioned to each state for each period.

(3)	Our practice is to include sales from a store in comparable store sales beginning on the first day of the sixteenth full month following the store’s opening. When a store that is included in comparable store sales is remodeled or relocated, we continue to consider sales from that store to be comparable store sales. There may be variations in the way that our competitors calculate comparable or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by our competitors.

(4)	Average comparable store size and comparable store sales per gross square foot are calculated using the gross square footage and sales for stores included within our comparable store base for each month during the given period.

(5)	We have declared certain dividends subsequent to June 27, 2010, which are discussed in full under “Dividend Policy”. As a result of these subsequent dividends and certain borrowings made to finance them, adjusted balances of long-term debt and total stockholders’ equity would have been $95,547 and $67,379, respectively, as of June 27, 2010.

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

We may not be able to successfully implement our growth strategy on a timely basis or at all. Additionally, new stores may place a greater burden on our existing resources and adversely affect our existing business.

Our continued growth depends, in large part, on our ability to open new stores and to operate those stores successfully. Successful implementation of this strategy depends upon, among other things:

•	the identification of suitable sites for store locations;

•	the negotiation of acceptable lease terms;

•	the ability to continue to attract customers to our stores largely through favorable word-of-mouth publicity, rather than through conventional advertising;

•	the hiring, training and retention of skilled store personnel;

•	the identification and relocation of experienced store management personnel;

•	the effective management of inventory to meet the needs of our stores on a timely basis;

•	the availability of sufficient levels of cash flow or necessary financing to support our expansion; and

•	the ability to successfully address competitive merchandising, distribution and other challenges encountered in connection with expansion into new geographic areas and markets.

We, or our third party vendors, may not be able to adapt our distribution, management information and other operating systems to adequately supply products to new stores at competitive prices so that we can operate the stores in a successful and profitable manner. We do not participate in many of the traditional marketing activities of conventional food retailers, but instead rely primarily on favorable word-of-mouth publicity to drive sales. We cannot assure you that we will continue to grow through new store openings or through favorable word-of-mouth publicity in the future. Although we believe, based upon our experience and research conducted by a third-party research firm, that the U.S. market can support at least 500 The Fresh Market stores operating under our current format, we anticipate that it will take years to grow our store count to that number. We cannot assure you that we will grow our store count to at least 500 stores. Additionally, our proposed expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our existing business less effectively, which in turn could cause deterioration in the financial performance of our existing stores. Further, new store openings in markets where we have existing stores may result in reduced sales volumes at our existing stores in those markets. If we experience a decline in performance, we may slow or discontinue store openings, or we may decide to close stores that we are unable to operate in a profitable manner. In the past ten years, we have closed two stores before the expiration of their primary lease terms. If we fail to successfully implement our growth strategy, including by opening new stores, our financial condition and operating results may be adversely affected.

Our new store base, or stores opened or acquired in the future, may not achieve sales and operating levels consistent with our mature store base on a timely basis or at all or may negatively impact our results.

We have actively pursued new store growth in existing and new markets and plan to continue doing so in the future. Our growth continues to depend, in part, on our ability to open and operate new stores successfully. New stores may not achieve sustained sales and operating levels consistent with our mature store base on a timely basis or at all. This may have an adverse effect on our financial condition and operating results. In addition, if we acquire stores in the future, we may not be able to successfully integrate those stores into our existing store base and those stores may not be as profitable as our existing stores.

We cannot assure you that our new store openings will be successful or result in greater sales and profitability for the company. New stores build their sales volume and their customer base over time and, as a result, generally have lower gross margin rates and higher operating expenses, as a percentage of sales, than our more mature stores. There may be a negative impact on our results from a lower contribution of new stores, along with the impact of related pre-opening and applicable store management relocation costs. Any failure to successfully open and operate new stores in the time frames and at the costs estimated by us could result in a decline of the price of our common stock.

Our inability to maintain or improve levels of comparable store sales could cause our stock price to decline.

We may not be able to maintain or improve the levels of comparable store sales that we have experienced in the recent past. In addition, our overall comparable store sales have fluctuated in the past and will likely fluctuate in the future. A variety of factors affect comparable store sales, including consumer preferences, competition, economic conditions, pricing, in-store merchandising-related activities and our ability to source and distribute products efficiently. In addition, many specialty retailers have been unable to sustain high levels of comparable store sales growth during and after periods of substantial expansion. These factors may cause our comparable store sales results to be materially lower than in recent periods, which could harm our business and result in a decline in the price of our common stock.

Our inability to maintain or increase our operating margins could adversely affect the price of our stock.

We intend to continue to increase our operating margins through scale efficiencies, improved systems, continued cost discipline and enhancements to our merchandise offerings. If we are unable to successfully manage the potential difficulties associated with store growth, we may not be able to capture the scale efficiencies that we expect from expansion. If we are not able to continue to capture scale efficiencies, improve our systems, continue our cost discipline and enhance our merchandise offerings, we may not be able to achieve our goals with respect to operating margins. In addition, if we do not adequately refine and improve our various ordering, tracking and allocation systems, we may not be able to increase sales and reduce inventory shrinkage. As a result, our operating margins may stagnate or decline, which could adversely affect the price of our stock.

Economic conditions that impact consumer spending could materially affect our business.

The global economic crisis and the ongoing economic uncertainty continue to negatively affect consumer confidence and discretionary spending. Our results of operations may be materially affected by changes in overall economic conditions that impact consumer confidence and spending, including discretionary spending. This risk may be exacerbated if customers choose lower-cost alternatives in response to economic conditions. We cannot assure you that various governmental activities to stabilize the markets and stimulate the economy will restore consumer confidence or change spending habits. Future economic conditions affecting disposable consumer income such as employment levels, business conditions, changes in housing market conditions, the availability of credit, interest rates, tax rates, fuel and energy costs and other matters could reduce consumer spending or cause consumers to shift their spending to lower-priced competitors. In addition, increases in utility, fuel and commodity prices could affect our cost of doing business by increasing the cost of illuminating and operating our stores and the transportation costs borne by our third-party service providers, which they may seek to recover through increased prices charged to us. We may not be able to recover these rising costs through increased prices charged to our customers and these increased prices may exacerbate the risk of customers choosing lower-cost alternatives. As a result, our results of operations could be materially adversely affected.

We face competition in our industry, and our failure to compete successfully may have an adverse effect on our profitability and operating results.

Food retail is a competitive industry. Our competition varies and includes national, regional and local conventional supermarkets, national superstores, alternative food retailers, natural foods stores, smaller specialty stores, and farmers’ markets. Each of these stores competes with us on the basis of product selection, product quality, customer service, price or a combination of these factors. In addition, some competitors are aggressively expanding their number of stores or their product offerings. In their new or remodeled stores, our competitors often increase the space allocated to perishable food and specialty food categories, which are our core categories. Some of these competitors may have been in business longer or may have greater financial or marketing resources than we do and may be able to devote greater resources to sourcing, promoting and selling their products. As competition in certain areas intensifies or competitors open stores within close proximity to one of our stores, our results of operations may be negatively impacted through a loss of sales, reduction in margin from competitive price changes or greater operating costs. Further, any attempt by a competitor to copy or mimic our smaller-box format or operating model could materially impact our business, results of operations and financial condition by causing a decrease in our market share and our sales and operating results.

We may be unable to protect or maintain our intellectual property, including The Fresh Market trademark, which could result in customer confusion and adversely affect our business.

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. In particular, our trademarks, including our registered The Fresh Market, Experience the Food and TFM trademarks, are valuable assets that reinforce our customers’ favorable perception of our stores.

From time to time, third parties have used names similar to ours, have applied to register trademarks similar to ours and, we believe, have infringed or misappropriated our intellectual property rights. Third parties have also, from time to time, opposed our trademarks and challenged our intellectual property rights. We respond to these actions on a case-by-case basis. The outcomes of these actions have included both negotiated out-of-court settlements as well as litigation.

As part of our ongoing efforts to protect our intellectual property rights, on February 2, 2010, we filed a Notice of Opposition with the United States Patent and Trademark Office (the “USPTO”) in response to an application filed by Associated Food Stores, Inc. (“Associated”), which operates supermarkets under the name “A Fresh Market” in Utah, to register the trademark “A Fresh Market”. Associated subsequently filed an answer and counterclaim on March 15, 2010, in which it, among other things, seeks to cancel our registered The Fresh Market trademark and related design mark, alleging that those marks are generic names for the goods and services for which they are registered. We deny Associated’s claims and intend to defend our trademarks in these proceedings. As such, on April 26, 2010, we filed a motion to dismiss the counterclaims made by Associated and to strike certain affirmative defenses raised by Associated. The USPTO has not issued a decision with respect to these matters. We refer to the currently pending proceedings as the “Associated Proceedings”.

We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon or misappropriate any such rights. Our trademark rights and related registrations may continue to be challenged in the future and could be canceled or narrowed, including as a result of being found generic in the Associated Proceedings or other actions. Our failure to successfully retain trademark protection could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause customer confusion, negatively affect customers’ perception of our stores and products, and adversely affect our sales and profitability. Moreover, intellectual property proceedings and infringement claims could cause significant management distractions and have a negative impact on our business.

Our success depends upon our ability to source and market new products to meet our high standards and customer preferences and our ability to offer our customers an aesthetically pleasing shopping environment.

Our success depends on our ability to source and market new products that both meet our standards for quality and appeal to customers’ preferences. A small number of our employees, including our in-house merchants, are primarily responsible for both sourcing products that meet our high specifications and identifying and responding to changing customer preferences. Failure to source and market such products, or to accurately forecast changing customer preferences, could lead to a decrease in the number of customer transactions at our stores and a decrease in the amount customers spend when they visit our stores. In addition, the sourcing of our products is dependent, in part, on our relationships with our vendors. If we are unable to maintain these relationships we may not be able to continue to source products at competitive prices that both meet our standards and appeal to our customers. We also attempt to create a pleasant and appealing shopping experience. If we are not successful in creating a pleasant and appealing shopping experience we may lose customers to our competitors. If we do not succeed in maintaining good relationships with our vendors, introducing and sourcing new products that consumers want to buy or are unable to provide a pleasant and appealing shopping environment or maintain our level of customer service, our sales, operating margins and market share may decrease, resulting in reduced profitability.

Our stores rely heavily on sales of perishable products, and ordering errors or product supply disruptions may have an adverse effect on our profitability and operating results.

We have a significant focus on perishable products. Sales of perishable products accounted for approximately two-thirds of our total sales in 2009. We rely on various suppliers and vendors to provide and deliver our perishable product inventory on a continuous basis. We could suffer significant product inventory losses in the event of the loss of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters or other catastrophic occurrences. We have implemented certain systems to ensure our ordering is in line with demand. We cannot assure you, however, that our ordering system will always work efficiently, in particular in connection with the opening of new stores, which have no, or a limited, ordering history. If we were to over-order, we could suffer inventory losses, which would negatively impact our operating results. Furthermore, we could suffer significant product inventory losses in the event of the loss of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters or other catastrophic occurrences.

The current geographic concentration of our stores creates an exposure to local economies, regional downturns or severe weather or catastrophic occurrences that may materially adversely affect our financial condition and results of operations.

We currently operate 23 stores in Florida, making Florida our largest market and representing approximately 24% of our total stores, with an additional store expected to open in Florida in the fourth quarter of 2010. We also have store concentration in North Carolina and Georgia, operating 15 stores and 10 stores in those states, respectively. As a result, our business is currently more susceptible to regional conditions than the operations of more geographically diversified competitors, and we are vulnerable to economic downturns in those regions. Any unforeseen events or circumstances that negatively affect these areas could materially adversely affect our revenues and profitability. These factors include, among other things, changes in demographics and population.

Severe weather conditions and other catastrophic occurrences in areas in which we have stores or from which we obtain products may materially adversely affect our results of operations. Such conditions may result in physical damage to our stores, loss of inventory, closure of one or more of our stores, inadequate work force in our markets, temporary disruption in the supply of products, delays in the delivery of goods to our stores and a reduction in the availability of products in our stores. Any of these factors may disrupt our businesses and materially adversely affect our financial condition and results of operations.

Our business could be harmed by a failure of our information technology, administrative or outsourcing systems.

We rely on our information technology, administrative and outsourcing systems to effectively manage our business data, communications, supply chain, order entry and fulfillment and other business processes. The failure of our information technology, administrative or outsourcing systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and the loss of sales and customers, causing our business to suffer. In addition, our information technology and administrative and outsourcing systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses and security breaches, including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data. Any such damage or interruption could have a material adverse effect on our business, cause us to face significant fines, customer notice obligations or costly litigation, harm our reputation with our customers, require us to expend significant time and expense developing, maintaining or upgrading our information technology, administrative or outsourcing systems or prevent us from paying our suppliers or employees, receiving payments from our customers or performing other information technology, administrative or outsourcing services on a timely basis. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new federal and state laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the customer information that we process in connection with the purchase of our products.

We are substantially dependent on a few key third-party vendors to provide logistical services for our stores, including services related to inventory replenishment and the storage and transportation of many of our products. A disruption in these relationships or a key distribution center may have a negative effect on our results of operations and financial condition.

We currently rely upon independent third-party service providers for all product shipments to our stores. In particular, we rely on one third-party service provider to provide key services related to inventory management, warehousing and transportation, and, as a result, much of our inventory is stored at a single warehouse maintained by this provider. See “Business—Sourcing and Distribution”. Products sourced and distributed through this provider accounted for approximately 56% of the merchandise we purchased during 2009, and, therefore, our relationship with this provider is important to us. Although we have not experienced difficulty in our inventory management, warehousing and transportation to date with this third-party service provider, interruptions could occur in the future. Further, although we expect that this third-party vendor, and our other key vendors, will have sufficient capacity to accommodate our anticipated growth, it or they may not have the resources or desire to do so. Any significant disruptions in our relationship with this provider or the single distribution center this provider uses to service our stores, or our relationships with our other key vendors, including due to their inability to accommodate our growth, would make it difficult for us to continue to operate our existing business or pursue our growth plans until we execute replacement agreements or develop and implement self-distribution processes. While we believe that other third-party service providers could provide similar services on reasonable terms, they are limited in number and we cannot assure you that we would be able to find a replacement distributor on a timely basis or that such distributor would be able to fulfill our demands on commercially reasonable terms, which could have a material adverse effect on our results of operations and financial condition.

We may experience negative effects to our reputation from real or perceived quality or health issues with our food products, which could have an adverse effect on our operating results.

We believe customers count on us to provide them with fresh, high-quality food products. Concerns regarding the safety of our food products or the safety and quality of our food supply chain could cause shoppers to avoid purchasing certain products from us, or to seek alternative sources of food, even if the basis for the concern is outside of our control. Adverse publicity about these concerns, whether or not ultimately based on fact, and whether or not involving products sold at our stores, could discourage consumers from buying our products and have an adverse effect on our operating results. Furthermore, the sale of food products entails an inherent risk of product liability claims, product recall and the resulting negative publicity. Food products containing contaminants could be inadvertently distributed by us and, if processing at the consumer level does not eliminate them, these contaminants could result in illness or death. We cannot assure you that product liability claims will not be asserted against us or that we will not be obligated to perform product recalls in the future.

Any lost confidence on the part of our customers would be difficult and costly to reestablish. Any such adverse effect could be exacerbated by our position in the market as a purveyor of fresh, high-quality food products and could significantly reduce our brand value. Issues regarding the safety of any food items sold by us, regardless of the cause, could have a substantial and adverse effect on our sales and operating results.

The loss of key employees could negatively affect our business.

A key component of our success is the experience of our key employees, including our President and Chief Executive Officer, Craig Carlock, our Senior Vice President—Real Estate and Development, Randy Kelley, our Senior Vice President—Store Operations, Sean Crane, and our Senior Vice President—Merchandising and Marketing, Marc Jones. These employees have extensive experience in our industry and are familiar with our business, systems and processes. The loss of services of one or more of our key employees could impair our ability to manage our business effectively. We do not maintain key person insurance on any employee.

In addition to these key employees, we have other employees in positions, including those employees responsible for our merchandising and operations departments, that, if vacant, could cause a temporary disruption in our business until such positions are filled.

Union attempts to organize our employees could negatively affect our business.

None of our employees are currently subject to a collective bargaining agreement. As we continue to grow, and enter different regions, unions may attempt to organize all or part of our employee base at certain stores or within certain regions. Responding to such organization attempts may distract management and employees and may have a negative financial impact on individual stores, or on our business as a whole.

Our management has limited experience managing a public company and our current resources may not be sufficient to fulfill our public company obligations.

Following the completion of this offering, we will be subject to various regulatory requirements, including those of the Securities and Exchange Commission (the “SEC”) and The NASDAQ Stock Market. These requirements include record keeping, financial reporting and corporate governance rules and regulations. Our management team has limited experience in managing a public company and, historically, has not had the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations and we may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or employees. Our business could be adversely affected if our internal infrastructure is inadequate, we are unable to engage outside consultants or are otherwise unable to fulfill our public company obligations.

The terms of our revolving credit facility may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our revolving credit facility contains, and any additional debt financing we may incur would likely contain, covenants that restrict our operations, including limitations on our ability to grant liens, incur additional debt, pay dividends, redeem our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. A failure by us to comply with the covenants or financial ratios contained in our revolving credit facility could result in an event of default, which could adversely affect our ability to respond to changes in our business and manage our operations. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the unsecured revolving credit facility. If the indebtedness under our revolving credit facility were to be accelerated, our future financial condition could be materially adversely affected.

We will require significant capital to fund our expanding business, which may not be available to us on satisfactory terms or at all.

To support our expanding business and pursue our growth strategy, we will utilize significant amounts of cash generated by our operations to pay our lease obligations, build out new store space, purchase inventory, pay personnel, further invest in our infrastructure and facilities, and pay for the increased costs associated with operating as a public company. We primarily depend on cash flow from operations and borrowings under our revolving credit facility to fund our business and growth plans. If our business does not generate sufficient cash flow from operations to fund these activities, and sufficient funds are not otherwise available to us under our revolving credit facility, we may need additional equity or debt financing. If such financing is not available to us, or is not available to us on satisfactory terms, our ability to operate and expand our business or to respond to competitive pressures would be limited and we could be required to delay, significantly curtail or eliminate planned store openings or operations or other elements of our growth strategy.

We may incur additional indebtedness in the future which could adversely affect our financial health and our ability to react to changes to our business.

We may incur additional indebtedness in the future. Any increase in the amount of our indebtedness could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of such actions on a timely basis, on terms satisfactory to us or at all.

Our level of indebtedness has important consequences to you and your investment in our common stock. For example, our level of indebtedness may:

•

require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available to us for working capital, capital expenditures and other general corporate purposes;

•	limit our ability to pay future dividends;

•	limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans and other investments, which may limit our ability to implement our business strategy;

•

heighten our vulnerability to downturns in our business, the food retail industry or in the general economy and limit our flexibility in planning for, or reacting to, changes in our business and the food retail industry; or

•	prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our store base and product offerings.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in amounts sufficient to enable us to make payments on our indebtedness or to fund our operations.

Risks Related to This Offering

No market currently exists for our common stock. We cannot assure you that an active trading market will develop for our common stock.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on The NASDAQ Global Select Market or otherwise, or how liquid that market might become. If an active market does not develop, you may have difficulty selling any shares of our common stock that you purchase in this initial public offering. The initial public offering price for the shares of our common stock will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters, and may not be indicative of prices that will prevail in the open market following this offering.

If our stock price declines after this offering, you could lose a significant part of your investment.

The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above in “—Risks Related to Our Business” and the following:

•	the failure of securities analysts to cover our common stock after this offering;

•	changes in financial estimates by securities analysts;

•	the inability to meet the financial estimates of analysts who follow our common stock;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	variations in our quarterly operating results and those of our competitors;

•	general economic and stock market conditions;

•	risks related to our business and our industry, including those discussed above;

•	changes in conditions or trends in our industry, markets or customers;

•	terrorist acts;

•	future sales of our common stock or other securities; and

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

Future sales, or the perception of future sales, of our common stock may depress the price of our common stock.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering, including shares that might be offered for sale by the Berry family. The sales, or the perception that these sales might occur, could depress the market price. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering, we will have              shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares of common stock that may be held or acquired by our directors, executive officers and other affiliates (including the Berry family), the sale of which will be restricted under the Securities Act.

After this offering, the Berry family will have rights to require us to file registration statements registering additional sales of shares of common stock or to include sales of such shares of common stock in registration statements that we may file for ourselves or other stockholders. In order to exercise these registration rights, the Berry family must satisfy the conditions discussed in “Shares Eligible for Future Sale—Registration Rights”. Subject to compliance with applicable lock-up restrictions, shares of common stock sold under these registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of common stock are sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations (other than stock transfer taxes and underwriting discounts or commissions). See “Shares Eligible for Future Sale—Registration Rights”.

In connection with this offering, we, our directors and executive officers and the Berry family have each agreed to lock-up restrictions, meaning that we and they and their permitted transferees will not be permitted to sell any shares of our common stock for 180 days after the date of this prospectus, subject to the exceptions discussed in “Shares Eligible for Future Sale—Lock-Up Arrangements”, without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. Although we have been advised that there is no present intention to do so, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. may, in their sole discretion and without notice, release all or any portion of the shares of our common stock from the restrictions in any of the lock-up agreements described above. See “Underwriting”.

Also, in the future, we may issue shares of our common stock in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of our common stock.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We historically have operated our business as a private company. As a public company, we will incur additional legal, accounting, compliance and other expenses that we have not incurred as a private company. After this offering, we will become obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 and other sections of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, we will also become subject to other reporting and corporate governance requirements, including certain requirements of The NASDAQ Stock Market, and certain provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. We will need to institute a comprehensive compliance function; establish internal policies; ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis; design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with Sarbanes-Oxley; involve and retain outside counsel and accountants in the above activities and establish an investor relations function.

Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and The NASDAQ Stock Market, have imposed increased regulation and disclosure and have required enhanced corporate governance practices of public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements, and implementing them could materially adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or The NASDAQ Stock Market. Any such action could harm our reputation and the confidence of investors and customers in our company and could materially adversely affect our business and cause our share price to fall.

Failure to establish and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and stock price.

As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy.

In connection with this offering we reviewed our accounting policies. As part of this review, and in connection with audits of our financial statements for certain prior periods, our independent registered public accountants identified three material weaknesses in our internal control over financial reporting related to our accounting for (1) compensated absences of our employees, which we had not been accruing over the service period during which the entitlement was earned, (2) license revenue with respect to sales of sushi, and (3) the reversal of certain non-cash compensation expenses in 2007 which, based on the timing of formal documentation, should have been recorded in 2008. We corrected these accounting treatments during the current year and restated prior year financial statements to reflect these changes.

If we are unable to conclude that we have effective internal control over financial reporting, our independent auditors are unable to provide us with an unqualified report as required by Section 404 or we are required to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We will be a “controlled company” within the meaning of The NASDAQ Stock Market rules, and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Upon completion of this offering, the Berry family will own more than 50% of the total voting power of our common shares for the election of directors and we will be a “controlled company” under The NASDAQ Stock Market corporate governance standards. As a controlled company, certain exemptions under The NASDAQ Stock Market standards will free us from the obligation to comply with certain corporate governance requirements of The NASDAQ Stock Market, including the requirements:

•	that a majority of our board of directors consists of “independent directors”, as defined under the rules of The NASDAQ Stock Market;

•

that our director nominees be selected, or recommended for our board of directors’ selection, either (1) by a majority of independent directors in a vote by independent directors, pursuant to a nominations process adopted by a board resolution, or (2) by a nominating and governance committee comprised solely of independent directors with a written charter addressing the nominations process; and

•

that the compensation of our executive officers be determined, or recommended to the board for determination, by a majority of independent directors in a vote by independent directors, or a compensation committee comprised solely of independent directors.

Accordingly, for so long as we are a “controlled company”, you will not have the same protections afforded to stockholders of companies that are subject to all of The NASDAQ Stock Market corporate governance requirements.

Prior to this offering, we were treated as an S-corporation under Subchapter S of the Internal Revenue Code, and claims of taxing authorities related to our prior status as an S-corporation could harm us.

In connection with this offering our S-corporation status will terminate and we will be treated as a C-corporation under Subchapter C of the Internal Revenue Code of 1986, as amended, which is applicable to most corporations and treats the corporation as an entity that is separate and distinct from its stockholders. If the unaudited, open tax years in which we were an S-corporation are audited by the Internal Revenue Service, and we are determined not to have qualified for, or to have violated, our S-corporation status, we will be obligated to pay back taxes, interest and penalties, and we do not have the right to reclaim tax distributions we have made to our stockholders during those periods. These amounts could include taxes on all of our taxable income while we were an S-corporation. Any such claims could result in additional costs to us and could have a material adverse effect on our results of operations and financial condition.

We will enter into tax indemnification agreements with the Berry family and could become obligated to make payments to them for any additional federal, state or local income taxes assessed against them for fiscal periods prior to the completion of this offering.

We historically have been treated as an S-corporation for U.S. federal income tax purposes. In connection with this offering, our S-corporation status will terminate and we will thereafter be subject to federal and increased state income taxes. In the event of an adjustment to our reported taxable income for a period or periods prior to termination of our S-corporation status, our existing stockholders could be liable for additional income taxes for those prior periods. Therefore, we will enter into tax indemnification agreements with our existing stockholders prior to or upon consummation of this offering. Pursuant to the tax indemnification agreements, we will agree that upon filing any tax return (amended or otherwise), or in the event of any restatement of our taxable income, in each case for any period during which we were an S-corporation, we will make a payment to each stockholder on a pro rata basis in an amount sufficient so that the shareholder with the highest incremental estimated tax liability (calculated as if the shareholder would be taxable on its allocable share of our taxable income at the highest applicable Federal, state and local tax rates and taking into account all amounts we previously distributed in respect of taxes for the relevant period) receives a payment equal to its incremental tax liability. We will also agree to indemnify the stockholders for any interest, penalties, losses, costs or expenses (including reasonable attorneys’ fees) arising out of any claim under the agreements.

After this offering, the Berry family will continue to have substantial control over us and will maintain the ability to control the election of directors and other matters submitted to stockholders for approval, which will limit your ability to influence corporate matters and may result in actions that you do not believe to be in our interests or your interests.

Following this offering, the Berry family will beneficially own, in the aggregate, approximately     % of our outstanding common stock, or approximately     % of our outstanding common stock if the underwriters exercise their option to purchase additional shares from us in full. As a result, the Berry family will be able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and any other significant transaction.

This concentrated control will limit your ability to influence corporate matters, and the interests of the Berry family may not coincide with our interests or your interests. As a result, we may take actions that you do not believe to be in our interests or your interests and that could depress our stock price.

We do not intend to pay cash dividends on our common stock after the consummation of this offering, and as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not intend to pay cash dividends on our common stock after the consummation of this offering. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends after the consummation of this offering. In addition, our ability to declare and pay cash dividends is restricted by our revolving credit facility. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, and restrictions in our debt agreements and other factors our board of directors deems relevant. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future. The market price for our common stock after this offering might not exceed the price that you pay for our common stock in this offering.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our stock or if our operating results do not meet their expectations, our stock price could decline.

Anti-takeover provisions in our charter documents could discourage, delay or prevent a change in control of our company and may result in an entrenchment of management and diminish the value of our common stock.

Several provisions of our certificate of incorporation and amended and restated bylaws, each of which will be in effect upon consummation of this offering, could make it difficult for our stockholders to change the composition of our board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable. See “Description of Capital Stock”.

These provisions include:

•	a staggered, or classified, board of directors;

•	authorizing our board of directors to issue “blank check” preferred stock without stockholder approval;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of stockholders;

•	prohibiting stockholders from acting by written consent after the Berry family ceases to own more than 50% of the total voting power of our shares; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

These anti-takeover provisions could substantially impede the ability of our common stockholders to benefit from a change in control and, as a result, could materially adversely affect the market price of our common stock and your ability to realize any potential change-in-control premium.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements in addition to historical information. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and “Certain Relationships and Related Party Transactions”, and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “predict”, “project”, “future” and similar terms and phrases to identify forward-looking statements in this prospectus.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are subject to uncertainty and changes in circumstances. We cannot assure you that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include those described in “Risk Factors”. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

USE OF PROCEEDS

The selling stockholders, which include certain of our officers, will receive all of the net proceeds from the sale of the shares offered hereby. We will not receive any proceeds from this offering.

DIVIDEND POLICY

We currently expect to retain future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends after the consummation of this offering. In addition, our ability to declare and pay cash dividends is restricted by our revolving credit facility. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our board of directors.

In the past, distributions to our stockholders consisted of both distributions to enable our stockholders to pay their tax obligations resulting from our S-corporation status and discretionary distributions subject to limitations in our revolving credit facility. In 2008, we paid cash dividends of $1.1 million, $11.6 million, $4.8 million and $1.1 million on January 10, April 14, June 12 and September 12, respectively, in order to enable our stockholders to pay their tax obligations and also made discretionary distributions to our stockholders of $3.6 million, $0.4 million and $3.4 million on January 16, March 18 and April 11, respectively. In 2009, we paid cash dividends of $2.1 million and $0.2 million on April 7 and December 16, respectively, in order to enable our stockholders to pay their tax obligations and also made discretionary distributions to our stockholders of $4.4 million, $4.9 million, $4.7 million and $3.9 million on April 8, April 17, July 13 and October 14, respectively. As of the date of this prospectus, in 2010, we have paid cash dividends of $1.7 million, $12.3 million and $4.0 million on January 14, April 13 and June 11, respectively, in order to enable our stockholders to pay their tax obligations and also made discretionary distributions to our stockholders of $6.5 million, $5.4 million and $1.8 million on January 15, April 15 and July 13, respectively.

In accordance with our historical practice, and based on our results of operations subsequent to June 27, 2010, we expect that we will make, prior to completion of this offering (1) a distribution to our stockholders in order to enable them to pay their estimated tax obligations through the termination of our S-corporation status and (2) a discretionary quarterly distribution to our stockholders from cash flow, in an amount not to exceed that permitted by our revolving credit facility.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 27, 2010

•	on an actual basis; and

•

on an as-adjusted basis to give effect to (1) the payment of $1.8 million in dividends to our stockholders subsequent to June 27, 2010, as described under “Dividend Policy”, and certain borrowings made to finance them, (2) the reclassification of undistributed S-corporation earnings of $65.2 million from retained earnings to additional paid-in capital as a result of our conversion to a C-corporation in connection with this offering, and (3) to reflect the estimated transaction costs of $3.2 million incurred by us in connection with this offering.

You should read this table in conjunction with “Selected Historical Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes and our unaudited financial statements and related notes which are included elsewhere in this prospectus.

	As of June 27, 2010
	Actual	As Adjusted
	(Unaudited)
	(In thousands)
Cash and cash equivalents	$9,009	$5,809

Long-term debt	$93,750	$95,547
Stockholders’ equity:
Common stock—$1 par value, 200,000 shares authorized, 35,295 shares issued and outstanding	35	35
Additional paid-in capital	65	65,215
Accumulated other comprehensive loss—interest rate swaps	(1,071)	(1,071)
Retained earnings	70,147	—

Total stockholders’ equity	69,176	64,179

Total capitalization	$162,926	$159,726

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

The following tables set forth our selected historical financial and other data, as well as certain pro forma information that reflects the income tax effect of our conversion from an S-corporation to a C-corporation.

The historical balance sheet data as of December 31, 2008 and 2009, and the historical statement of income data for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited financial statements, which are included elsewhere in this prospectus. The historical balance sheet data as of December 31, 2007 has been derived from our audited balance sheet as of December 31, 2007, which is not included in this prospectus. Our financial statements as of and for the year ended December 31, 2009 were audited by Ernst and Young LLP, independent registered public accounting firm, and our financial statements as of and for the years ended December 31, 2007 and 2008 were audited by Grant Thornton LLP, independent registered public accounting firm.

The historical balance sheet data as of December 31, 2005 and 2006, and the historical statements of income data for the years ended December 31, 2005 and 2006 have been derived from our unaudited financial statements that are not included in this prospectus. The historical balance sheet data as of June 27, 2010 and the historical statement of income data for the six months ended June 28, 2009 and June 27, 2010 have been derived from our unaudited financial statements included elsewhere in this prospectus. The historical balance sheet data as of June 28, 2009 has been derived from our unaudited financial statements that are not included in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements and, in the opinion of management, include all adjustments that management considers necessary for the fair presentation of the information for the unaudited periods. Interim results are not necessarily indicative of results that may be expected for any future period.

You should read the selected historical financial and other data in conjunction with the information included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our audited financial statements and related notes and our unaudited financial statements and related notes which are included elsewhere in this prospectus. Our historical results set forth below are not necessarily indicative of results to be expected for any future period.

	Year Ended					Six Months Ended
	December 31, 2005 (unaudited)	December 31, 2006 (unaudited)	December 31, 2007	December 31, 2008	December 31, 2009	June 28, 2009 (unaudited)	June 27, 2010 (unaudited)
	(dollars in thousands, except share and per share amounts)
Statement of Income Data:
Sales	$459,695	$589,262	$728,414	$797,805	$861,931	$404,892	$456,083
Cost of goods sold	321,028	414,897	506,458	554,969	585,360	276,450	307,725

Gross profit	138,667	174,365	221,956	242,836	276,571	128,442	148,358
Selling, general and administrative expenses	106,017	137,425	164,731	180,765	191,250	88,725	100,550
Store closure and exit costs	—	—	2,151	562	4,361	3,938	434
Depreciation	9,751	12,954	19,163	24,482	27,880	13,624	15,687

Income from operations	22,899	23,986	35,911	37,027	53,080	22,155	31,687
Interest expense	1,820	3,427	5,469	5,267	3,806	2,015	1,269
Other expense (income), net	697	(28)	(48)	(123)	(236)	5	(165)

Income before provision for income taxes	20,382	20,587	30,490	31,883	49,510	20,135	30,583
Provision for state income taxes	252	258	201	326	308	162	350

Net income	$20,130	$20,329	$30,289	$31,557	$49,202	$19,973	$30,233

Net income per share(1)
Basic and diluted
Dividends declared per common share(1)
Shares used in computation of net income per share, basic and diluted, and dividends declared per common share(1)

	Year Ended					Six Months Ended
	December 31, 2005 (unaudited)	December 31, 2006 (unaudited)	December 31, 2007	December 31, 2008	December 31, 2009	June 28, 2009 (unaudited)	June 27, 2010 (unaudited)
	(dollars in thousands, except share and per share amounts)
Pro Forma Data (unaudited):
Income before provision for income taxes	$20,382	$20,587	$30,490	$31,883	$49,510	$20,135	$30,583
Pro forma provision for income taxes(2)	7,963	8,041	11,919	12,489	19,299	7,853	11,927

Pro forma net income(2)	$12,419	$12,546	$18,571	$19,394	$30,211	$12,282	$18,656

Pro forma net income per share(1)(2)
Basic and diluted

Other Operating Data (unaudited):
Number of stores at end of period	53	63	77	86	92	88	95
Comparable store sales growth for period(3)	8.0%	7.0%	4.5%	(1.5)%	(1.1)%	(4.8)%	4.3%
Gross square footage at end of period (in thousands)	1,029	1,267	1,584	1,811	1,955	1,872	2,024
Average comparable store size (gross square feet)(4)	18,590	19,004	19,786	20,641	20,936	20,891	21,222
Comparable store sales per gross square foot during period(4)	$520	$529	$533	$498	$472	$228	$230

Balance Sheet Data (end of period):
Total assets	$99,212	$147,557	$187,695	$233,550	$235,541	$227,167	$237,713
Total long-term debt(5)	$34,754	$66,500	$92,670	$130,000	$98,200	$119,100	$93,750
Total stockholders’ equity(5)	$17,072	$22,387	$34,242	$37,905	$68,302	$47,162	$69,176

(1)	Net income per share, dividends declared per common share, shares used in computation of net income per share and pro forma net income per share are calculated after giving effect to the for stock split.

(2)	We historically have been treated as an S-corporation for U.S. federal income tax purposes. As a result, our income has not been subject to U.S. federal income taxes or state income taxes in those states where S-corporation status is recognized. In general, the corporate income or loss of an S-corporation is allocated to its stockholders for inclusion in their personal federal income tax returns and state income tax returns in those states where S-corporation status is recognized. In connection with this offering, our S-corporation status will terminate and we will become subject to additional entity-level taxes that will be reflected in our financial statements. Pro forma provision for income taxes reflects combined federal and state income taxes on a pro forma basis, as if we had been treated as a C-corporation, using blended statutory federal and state income tax rates of 39.1%, 39.1%, 39.1%, 39.2% and 39.0% in 2005, 2006, 2007, 2008 and 2009, respectively, and 39.0% and 39.0% in the six months ended June 28, 2009 and June 27, 2010, respectively. These tax rates reflect the sum of the federal statutory rate and a blended state rate based on our calculation of income apportioned to each state for each period.

(3)	Our practice is to include sales from a store in comparable store sales beginning on the first day of the sixteenth full month following the store’s opening. When a store that is included in comparable store sales is remodeled or relocated, we continue to consider sales from that store to be comparable store sales. There may be variations in the way that our competitors calculate comparable or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by our competitors.

(4)	Average comparable store size and comparable store sales per gross square foot are calculated using the gross square footage and sales for stores included within our comparable store base for each month during the given period.

(5)	We have declared certain dividends subsequent to June 27, 2010, which are discussed in full under “Dividend Policy”. As a result of these subsequent dividends and certain borrowings made to finance them, adjusted balances of long-term debt and total stockholders’ equity would have been $95,547 and $67,379, respectively, as of June 27, 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with those statements. You should read the following discussion in conjunction with “Selected Historical Financial and Other Data” and our audited financial statements and related notes and our unaudited financial statements and related notes which are included elsewhere in this prospectus. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those described under “Risk Factors”, and included in other portions of this prospectus.

Overview

The Fresh Market is a high-growth specialty retailer focused on creating an extraordinary food shopping experience for our customers. Since opening our first store in 1982, we have offered high-quality food products, with an emphasis on fresh, premium perishables and an uncompromising commitment to customer service. We seek to provide an attractive, convenient shopping environment while offering our customers a compelling price-value combination. As of August 13, 2010, we operated 97 stores in 19 states, primarily in the Southeast, Midwest and Mid-Atlantic United States.

We believe several key differentiating elements of our business have enabled us to execute our strategy consistently and profitably across our expanding store base. We believe the differentiated shopping experience we provide has helped us to expand our business primarily through favorable word-of-mouth publicity. Within our smaller-box format, we focus on higher-margin food categories and strive to deliver a more personal level of service and a more enjoyable shopping experience. Further, our smaller-box format is adaptable to different retail sites and configurations and has facilitated our successful growth. Additionally, we believe our disciplined, comprehensive approach to planning and merchandising and the support we provide our stores allow us to deliver a consistent shopping experience and financial performance across our store base.

Through our focused effort on expanding our store base, we have achieved strong growth and profitable operating results. We have grown from 53 stores at December 31, 2005, to 92 stores at December 31, 2009, a compound annual growth rate (“CAGR”) of approximately 15%. Our sales increased from $459.7 million in 2005 to $861.9 million in 2009, a CAGR of 17%. Despite the challenging economic environment, we expanded our store base by six stores in 2009 and achieved a 13.9% increase in gross profit and a 43.4% increase in income from operations as compared with 2008.

Outlook

We intend to continue our profitable growth by expanding our store base, driving comparable store sales and increasing our highly-attractive operating margins. Consistent with our history of growth, we intend to open new stores in existing markets and penetrate new markets. We view expansion of our store base as a core competency and have more than tripled our store count since 2000. We believe there is a significant opportunity to increase our number of stores and expect to open eight new stores in 2010 (five of which were open as of August 13, 2010). In addition, if attractive opportunities arise, we may acquire stores as a way to expand our store base and penetrate new markets. Our results of operations have been, and may continue to be, affected by the timing and number of new store openings, primarily because new stores generally have different performance profiles and greater variability in sales volumes than our mature stores.

We aim to increase our comparable store sales by generating growth in the number and size of customer transactions. Key elements of our strategy include increasing customer awareness, offering new and differentiated products and continuing to provide a distinctive in-store experience. We also intend to increase our operating margins through scale efficiencies, improved systems, continued cost discipline and enhancements to our merchandise offerings. We expect store growth will permit us to benefit from economies of scale in sourcing products and will allow us to leverage our existing infrastructure for scale efficiencies.

We believe that we are well-positioned to capitalize on evolving consumer preferences and other trends currently shaping the food retail industry. These trends include: a growing emphasis on the customer shopping experience; an increasing consumer focus on healthy eating choices and fresh, quality offerings, including regionally and locally sourced products; an improving perception of private-label product quality; and an increasing number of older people, a demographic that is expected to account for a disproportionately higher share of food-at-home spending by households.

Vesting of Stock Options in Connection with this Offering

In connection with this offering, all outstanding stock options will vest. In connection with the vesting of these options, we expect to recognize share-based compensation expense of approximately $                million based upon an assumed initial public offering price of $                per share, the mid-point of the price range shown on the front cover of this prospectus.

How We Assess the Performance of Our Business

In assessing our performance, we consider a variety of performance and financial measures. The key measures that we assess to evaluate the performance of our business are set forth below:

Sales

Our sales comprise gross sales net of coupons, commissions and discounts. Sales include sales from all of our stores.

The food retail industry and our sales are affected by general economic conditions and seasonality, as well as the other factors, discussed below, that affect our comparable store sales. Consumer purchases of specialty food products are particularly sensitive to a number of factors that influence the levels of consumer spending, including economic conditions, the level of disposable consumer income, consumer debt, interest rates and consumer confidence. In addition, our business is seasonal and, as a result, our average weekly sales fluctuate during the year and are usually highest in the fourth quarter when customers make holiday purchases.

Adverse economic conditions in 2008 and 2009 resulted in lower sales at our stores because of the effect of these conditions on levels of consumer spending, disposable income and confidence. We believe that these factors led to decreases in both the number and average size of customer transactions at our stores. The adverse effect of these economic conditions on sales, however, was more than offset by growth in sales attributable to the new stores we opened in 2008 and 2009.

Comparable Store Sales

Our practice is to include sales from a store in comparable store sales beginning on the first day of the sixteenth full month following the store’s opening. We believe that comparability is achieved approximately fifteen months after opening. When a store that is included in comparable store sales is remodeled or relocated, we continue to consider sales from that store to be comparable store sales. There may be variations in the way that our competitors calculate comparable or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by our competitors.

Various factors may affect comparable store sales, including:

•	overall economic trends and conditions;

•	consumer preferences and buying trends;

•	our competition, including competitor store openings or closings near our stores;

•	the pricing of our products, including the effects of inflation or deflation;

•	the number of customer transactions at our stores;

•	our ability to provide an assortment of distinctive, high-quality product offerings to generate new and repeat visits to our stores;

•	the level of customer service that we provide in our stores;

•	our in-store merchandising-related activities;

•	our ability to source products efficiently;

•	our opening of new stores in the vicinity of our existing stores; and

•	the number of stores we open, remodel or relocate in any period.

As we continue to pursue our growth strategy, we expect that a significant percentage of our sales will continue to come from new stores not included in comparable store sales. Accordingly, comparable store sales is only one measure we use to assess our performance.

Gross Profit

Gross profit is equal to our sales minus our cost of goods sold. Gross margin rate measures gross profit as a percentage of our sales. Cost of goods sold includes the direct costs of purchased merchandise, distribution and supply chain costs, buying costs, supplies and store occupancy costs. Store occupancy costs include rent, common area maintenance, real estate taxes, personal property taxes, insurance, licenses and utilities. The components of our cost of goods sold may not be identical to those of our competitors. As a result, data in this prospectus regarding our gross profit and gross margin rate may not be comparable to similar data made available by our competitors.

Our cost of goods sold is directly correlated with sales. Changes in the mix of products sold may also impact our gross margin rate.

Gross margin rate enhancements are driven by:

•	economies of scale resulting from expanding our store base;

•	reduced shrinkage as a percentage of sales; and

•	productivity gains through process and program improvements.

During the adverse economic environment of 2008 and 2009, we were able to continue to improve our gross margin rate because our overall store growth allowed us to benefit from economies of scale. Our continued growth, at a time when many other purchasers of premium food products were not growing, further allowed us to benefit from greater purchasing power in sourcing products. Although not implemented in response to macroeconomic conditions, we have also benefited from our implementation of various technological and process improvements related to inventory management.

Selling, General and Administrative Expenses

Selling, general and administrative expenses includes certain retail store and corporate costs, including compensation (both cash and share-based), pre-opening expenses and other corporate administrative costs. Pre-opening expenses are costs associated with the opening of new stores including costs associated with recruiting, relocating and training personnel and other miscellaneous costs. Pre-opening costs are expensed as incurred.

Labor and corporate administrative costs generally decrease as a percentage of sales as sales increase. Accordingly, selling, general and administrative expenses as a percentage of sales is usually higher in lower-volume quarters and lower in higher-volume quarters. Store-level labor costs are generally the largest component of our selling, general and administrative expenses. The components of our selling, general and administrative expenses may not be identical to those of our competitors. As a result, data in this prospectus regarding our selling, general and administrative expenses may not be comparable to similar data made available by our competitors. We expect that our selling, general and administrative expenses will increase in future periods due to our continuing store growth and in part due to additional legal, accounting, insurance and other expenses we expect to incur as a result of being a public company.

In 2008 and 2009, we took a number of steps to reduce selling, general and administrative expenses in order to mitigate the effect of adverse economic conditions on our results of operations. The actions we took included refining labor scheduling and management staffing at our stores to better match employee staffing to expected customer traffic and implementing broad-based cost-savings measures at our corporate office. These broad-based cost savings measures included a headcount reduction, reduced bonuses and merit pay increases, a reduction in our 401(k) matching contributions, reduced expenditures in connection with delivering corporate communications to our stores and reduced expenditures associated with travel and certain outside advisers.

Income from Operations

Income from operations consists of gross profit minus selling, general and administrative expenses, store closure and exit costs and depreciation.

Taxes

We historically have been treated as an S-corporation for U.S. federal income tax purposes. As a result, our income has not been subject to U.S. federal income taxes or state income taxes in those states where S-corporation status is recognized. In general, the corporate income or loss of an S-corporation is allocated to its stockholders for inclusion in their personal federal income tax returns and state income tax returns in those states where S-corporation status is recognized. In connection with this offering, our S-corporation status will terminate and we will become subject to additional entity-level taxes that will be reflected in our financial statements.

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of sales.

	Year Ended			Six Months Ended
	December 31, 2007	December 31, 2008	December 31, 2009	June 28, 2009 (unaudited)	June 27, 2010 (unaudited)
	(dollars in thousands, except share and per share amounts)
Sales	$728,414	$797,805	$861,931	$404,892	$456,083
Cost of goods sold	506,458	554,969	585,360	276,450	307,725

Gross profit	221,956	242,836	276,571	128,442	148,358
Selling, general and administrative expenses	164,731	180,765	191,250	88,725	100,550
Store closure and exit costs	2,151	562	4,361	3,938	434
Depreciation	19,163	24,482	27,880	13,624	15,687

Income from operations	35,911	37,027	53,080	22,155	31,687
Interest expense	5,469	5,267	3,806	2,015	1,269
Other (income) expense, net	(48)	(123)	(236)	5	(165)

Income before provision for income taxes	30,490	31,883	49,510	20,135	30,583
Provision for state income taxes	201	326	308	162	350

Net income	$30,289	$31,557	$49,202	$19,973	$30,233

Net income per share(1)
Basic and diluted
Dividends declared per common share(1)
Shares used in computation of net income per share, basic and diluted, and dividends declared per common share(1)

Pro Forma Data (unaudited):
Income before provision for income taxes	$30,490	$31,883	$49,510	$20,135	$30,583
Pro forma provision for income taxes(2)	11,919	12,489	19,299	7,853	11,927

Pro forma net income(2)	$18,571	$19,394	$30,211	$12,282	$18,656

Pro forma net income per share(1)(2)
Basic and diluted

	Year Ended			Six Months Ended
	December 31, 2007	December 31, 2008	December 31, 2009	June 28, 2009	June 27, 2010
Other Operating Data (unaudited):
Number of stores at end of period	77	86	92	88	95
Comparable store sales growth for period	4.5%	(1.5)%	(1.1)%	(4.8)%	4.3%
Gross square footage at end of period (in thousands)	1,584	1,811	1,955	1,872	2,024
Average comparable store size (gross square feet)(3)	19,786	20,641	20,936	20,891	21,222
Comparable store sales per gross square foot during period(3)	$533	$498	$472	$228	$230

(1)	Net income per share, dividends declared per common share, shares used in computation of net income per share and pro forma net income per share are calculated after giving effect to the for stock split.

(2)	We historically have been treated as an S-corporation for U.S. federal income tax purposes. As a result, our income has not been subject to U.S. federal income taxes or state income taxes in those states where S-corporation status is recognized. In general, the corporate income or loss of an S-corporation is allocated to its stockholders for inclusion in their personal federal income tax returns and state income tax returns in those states where S-corporation status is recognized. In connection with this offering, our S-corporation status will terminate and we will become subject to additional entity-level taxes that will be reflected in our financial statements. Pro forma provision for income taxes reflects combined federal and state income taxes on a pro forma basis, as if we had been treated as a C-corporation, using blended statutory federal and state income tax rates of 39.1%, 39.2% and 39.0% in 2007, 2008 and 2009, respectively, and 39.0% and 39.0% in the six months ended June 28, 2009 and June 27, 2010, respectively. These tax rates reflect the sum of the federal statutory rate and a blended state rate based on our calculation of income apportioned to each state for each period.

(3)	Average comparable store size and comparable store sales per gross square foot are calculated using the gross square footage and sales for stores included within our comparable store base for each month during the given period.

	Year Ended,			Six Months Ended
	December 31, 2007	December 31, 2008	December 31, 2009	June 28, 2009 (unaudited)	June 27, 2010 (unaudited)
Cost of goods sold	69.5%	69.6%	67.9%	68.3%	67.5%

Gross profit	30.5%	30.4%	32.1%	31.7%	32.5%
Selling, general and administrative expenses	22.6%	22.7%	22.2%	21.9%	22.0%
Store closure and exit costs	0.3%	0.1%	0.5%	1.0%	0.1%
Depreciation	2.6%	3.1%	3.2%	3.4%	3.4%

Income from operations	4.9%	4.6%	6.2%	5.5%	6.9%
Interest expense	0.8%	0.7%	0.4%	0.5%	0.3%
Other (income) expense, net	(0.0)%	(0.0)%	(0.0)%	0.0%	0.0%

Income before provision for income taxes	4.2%	4.0%	5.7%	5.0%	6.7%
Provision for state income taxes	0.0%	0.0%	0.0%	0.0%	0.1%

Net income	4.2%	4.0%	5.7%	4.9%	6.6%

Percentage totals in the above table may not equal the sum of the components due to rounding.

Six Months Ended June 27, 2010 Compared to the Six Months Ended June 28, 2009

Our interim reporting periods, except for the fourth quarter, generally end on the Sunday closest to the last day of the corresponding calendar quarter. Our fourth quarter and fiscal year end is always December 31. As such, the six months ended June 27, 2010 had one fewer day than the six months ended June 28, 2009.

Sales

Sales increased 12.6%, or $51.2 million, to $456.1 million for the six months ended June 27, 2010 from $404.9 million for the six months ended June 28, 2009, resulting from a $16.8 million increase in comparable store sales and a $34.4 million increase in non-comparable store sales. The increase in sales was attributable primarily to sales from seven stores for the six months ended June 27, 2010 that were not open during the six months ended June 28, 2009, increased sales from three stores that were only opened during the latter half of the six months ended June 28, 2009 and an overall increase in comparable store sales, partially offset by the closure of one store in the first quarter of 2009. There were 85 comparable stores and 10 non-comparable stores open at June 27, 2010.

Comparable store sales increased 4.3% for the six months ended June 27, 2010 compared to the same period in 2009, as a result of a 2.4% increase in the number of transactions and a 1.9% increase in the average transaction size at our comparable stores. Average customer transaction size increased to $29.58 for the six months ended June 27, 2010 from $29.05 for the six months ended June 28, 2009.

Gross Profit

Gross profit increased 15.5%, or $20.0 million, to $148.4 million for the six months ended June 27, 2010 from $128.4 million for the six months ended June 28, 2009. The amount of the increase in gross profit attributable to increased sales was $16.3 million and the amount of the increase in gross profit attributable to increased gross margin rate was $3.7 million. Our cost of goods sold (exclusive of depreciation) increased by $31.3 million for the six months ended June 27, 2010 compared to the six months ended June 28, 2009, primarily attributable to a $27.8 million increase in product costs and a $2.2 million increase in store occupancy costs. Gross margin rate increased 80 basis points to 32.5% for the six months ended June 27, 2010 from 31.7% for the six months ended June 28, 2009. The increase in our gross margin rate was primarily attributable to lower product costs as a percentage of sales. During 2009 and the six months ended June 27, 2010, we continued to grow our order volume when many other businesses that purchase premium food products did not, which allowed us to benefit from greater purchasing power in sourcing our products. In addition, our gross margin rate benefited from the leverage achieved from comparable store sales growth, as certain fixed expenses, principally occupancy costs, did not increase at the same rate as comparable store sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 13.3%, or $11.9 million, to $100.6 million for the six months ended June 27, 2010 from $88.7 million for the six months ended June 28, 2009. The increase in selling, general and administrative expenses was primarily attributable to an increase in the number of stores in operation during the first six months of 2010 compared to the first six months of 2009, which led to higher overall store-level labor expenses and other costs to operate our stores. With more stores in operation during the six months ended June 27, 2010, our salary and benefit expenses increased $8.6 million and our other store operating expenses increased $1.6 million, compared to the six months ended June 28, 2009. In addition, our corporate administrative expenses increased $1.3 million in the first six months of 2010 as compared to the first six months of 2009, primarily attributable to increased headcount and compensation related expenses for corporate employees.

Selling, general and administrative expenses as a percentage of sales for the six months ended June 27, 2010 increased by 10 basis points to 22.0% from 21.9% for the six months ended June 28, 2009. The increase in selling, general and administrative expenses as a percentage of sales for the first six months of 2010 compared to the first six months of 2009 was primarily attributable to higher benefit expenses which increased by 30 basis points partially offset by a 20 basis point decrease in store payroll expense.

Income from Operations

Income from operations increased 43.0%, or $9.5 million, to $31.7 million for the six months ended June 27, 2010. Income from operations as a percentage of sales for the six months ended June 27, 2010 increased to 6.9% from 5.5% for the six months ended June 28, 2009. Store closure and exit costs decreased by $3.5 million, to $0.4 million for the six months ended June 27, 2010 from $3.9 million for the six months ended June 28, 2009. During the six months ended June 27, 2010, we did not record any charges related to additional store closures, whereas during the six months ended June 28, 2009, we recorded charges for the closure of our store in Grand Rapids, Michigan in 2009 and also increased our estimated future net lease obligations associated with a store we closed in 2007. Depreciation increased 15.1%, or $2.1 million, to $15.7 million for the six months ended June 27, 2010 from $13.6 million for the six months ended June 28, 2009 which was primarily attributable to store unit growth over that time.

Interest Expense

Interest expense decreased 37.0%, or $0.7 million, to $1.3 million for the six months ended June 27, 2010 from $2.0 million for the six months ended June 28, 2009, due primarily to reduced weighted average borrowings under our revolving credit facility. In addition, our effective interest rate on our long-term debt, including our interest rate swaps, was lower for the six months ended June 27, 2010 than for the six months ended June 28, 2009. We benefited from a reduced base rate and applicable margin on our revolving credit facility as well as the expiration of one of our interest rate swaps in February 2010 for which we paid a fixed rate of 4.95% on a notional amount of $12.5 million.

Net Income

As a result of the foregoing, net income increased 51.4%, or $10.2 million, to $30.2 million for the six months ended June 27, 2010, from $20.0 million for the six months ended June 28, 2009. Net income as a percentage of sales for the first six months of 2010 increased to 6.6% from 4.9% for the first six months of 2009.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Our fiscal year ends on December 31. Because 2008 was a leap year, our year ended December 31, 2009 had one fewer day than our year ended December 31, 2008.

Sales

Sales increased 8.0%, or $64.1 million, to $861.9 million in 2009 from $797.8 million in 2008, resulting from a $72.6 million increase in non-comparable store sales, partially offset by an $8.5 million decrease in comparable store sales. The increase in sales was primarily due to the opening of seven new stores in 2009, partially offset by the closure of one store and a decrease in comparable store sales. There were 80 comparable stores and 12 non-comparable stores open at December 31, 2009.

Comparable store sales decreased 1.1% in 2009, as a result of a 2.7% decrease in average transaction size, partially offset by a 1.6% increase in the number of transactions at our comparable stores. The number of customer transactions at our stores, as compared to the prior year period, began to improve in the second quarter of 2009. Average customer transaction size decreased to $29.57 in 2009 from $30.37 in 2008, however, average customer transaction size began to improve in the fourth quarter of 2009. For the second half of 2009, we experienced positive comparable store sales, with comparable store sales increasing 6.2% in the fourth quarter of 2009 compared to the fourth quarter of 2008.

Gross Profit

Gross profit increased 13.9%, or $33.8 million, to $276.6 million in 2009 from $242.8 million in 2008. The amount of the increase in gross profit attributable to increased sales was $19.5 million and the amount of the increase in gross profit attributable to increased gross margin rate was $14.2 million. Our cost of goods sold (exclusive of depreciation) increased by $30.4 million for 2009 compared to 2008, primarily attributable to a $25.6 million increase in product costs and a $6.5 million increase in store occupancy costs. Gross margin rate increased 170 basis points to 32.1% for 2009 from 30.4% for 2008. In 2009, we achieved lower cost of goods sold as a percentage of sales, compared to 2008, as our overall growth allowed us to benefit from economies of scale and as various organizational, technological and process refinements improved ordering and decreased shrinkage.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 5.8%, or $10.5 million, to $191.3 million in 2009 from $180.8 million in 2008. The increase in selling, general and administrative expenses was primarily attributable to an increase in the number of stores in operation during 2009 compared to 2008, which led to higher overall store-level labor expenses and costs to operate our stores. With more stores in operation during

2009, our store-level labor expenses increased $7.8 million and our other store operating expenses increased $1.2 million, compared to 2008. In addition, our corporate administrative expenses increased $2.0 million in 2009 as compared to 2008, primarily attributable to increased compensation expenses for corporate employees, partially offset by a $0.6 million decrease in loss on disposal of assets.

Selling, general and administrative expenses as a percentage of sales for 2009 decreased by 50 basis points to 22.2% from 22.7% for 2008. The decrease in selling, general and administrative expenses as a percentage of sales was primarily the result of cost-containment measures in response to adverse economic conditions, and because our overall growth allowed us to benefit from economies of scale. In 2009, we improved our store-level labor expense by refining labor scheduling and management staffing to better match employee staffing to expected customer traffic. Overall, our store-level labor expense as a percentage of sales decreased by 30 basis points, contributing approximately 65% of the overall expense improvement. We were able to make these refinements by training employees in multiple areas of our store operations and introducing various organizational, technological and process improvements. By training employees to work in more than one store department as needs dictate we were able to improve the efficiency of our labor scheduling. The ability of our employees to work across departments has allowed us to reduce the total labor hours required to staff our stores. We also implemented broad-based cost-savings measures at our corporate office to manage our expenses.

Income from Operations

Income from operations increased 43.4%, or $16.1 million, to $53.1 million in 2009 from $37.0 million in 2008. Income from operations as a percentage of sales for 2009 increased to 6.2% from 4.6% for 2008. Store closure and exit costs increased by $3.8 million, to $4.4 million in 2009 from $0.6 million in 2008. The increase in store closure and exit costs resulted from the closure of our store in Grand Rapids, Michigan in 2009 as well as a change in our estimated future net lease obligations associated with a store we closed in 2007. We did not close any stores in 2008. Depreciation increased by $3.4 million, to $27.9 million in 2009 from $24.5 million in 2008, primarily attributable to store growth over that time.

Interest Expense

Interest expense decreased 27.7%, or $1.5 million, to $3.8 million in 2009 from $5.3 million in 2008, due primarily to a reduced average interest rate under our revolving credit facility.

Net Income

As a result of the foregoing, net income increased 55.9%, or $17.6 million, to $49.2 million in 2009 from $31.6 million in 2008. Net income as a percentage of sales for 2009 increased to 5.7% from 4.0% for 2008.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Our fiscal year ends on December 31. Because 2008 was a leap year, our year ended December 31, 2008 had one more day than our year ended December 31, 2007.

Sales

Sales increased 9.5%, or $69.4 million, to $797.8 million in 2008 from $728.4 million in 2007, resulting from a $79.5 million increase in non-comparable store sales, partially offset by a $10.1 million decrease in comparable store sales. The increase in sales was primarily due to the opening of nine new stores in 2008, partially offset by a decrease in comparable store sales. There were 72 comparable stores and 14 non-comparable stores open at December 31, 2008.

Despite an increase in comparable store sales in the first half of 2008 compared to the first half of 2007, comparable store sales for the full year 2008 decreased 1.5% as a result of a 2.6% decrease in the number of transactions, partially offset by a 1.1% increase in average transaction size at our comparable stores. The decrease in comparable store sales in 2008 was the result of a deterioration in general economic conditions. Average customer transaction size increased to $30.69 in 2008, as compared to $30.35 in 2007.

Gross Profit

Gross profit increased 9.4%, or $20.8 million, to $242.8 million in 2008 from $222.0 million in 2007. The amount of the increase in gross profit attributable to increased sales was $21.1 million, partially offset by a decrease in gross profit attributable to decreased gross margin rate of $0.3 million. Our cost of goods sold (exclusive of depreciation) increased by $48.5 million for 2008 compared to 2007, primarily attributable to a $40.1 million increase in product costs and a $5.4 million increase in store occupancy costs. Gross margin rate decreased 10 basis points to 30.4% for 2008 from 30.5% for 2007. In addition to increased sales, the increase in cost of goods sold in 2008 was the result of higher prices for certain products, primarily wheat-based and dairy products. During 2008, we realized higher cost of goods sold as a percentage of sales, compared to 2007, primarily because of increased supplies, store occupancy and utilities costs, partially offset by lower distribution costs, as a percentage of sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 9.7%, or $16.1 million, to $180.8 million in 2008 from $164.7 million in 2007. The increase in selling, general and administrative expenses was primarily attributable to an increase in the number of stores in operation during 2008 compared to 2007, which led to higher overall store-level labor expenses and costs to operate our stores. With more stores in operation during 2008, our store-level labor expenses increased $12.8 million and our other store operating expenses increased $2.0 million, compared to 2007. In addition, loss on disposal of assets increased $1.7 million in 2008 as compared to 2007, partially offset by a $0.4 million decrease in our corporate administrative expenses. The decrease in corporate general and administrative expenses include the impact of a reversal of $2.7 million in compensation expense in 2008 related to the termination of certain retention bonus awards.

Selling, general and administrative expenses as a percentage of sales for 2008 increased by 10 basis points to 22.7% from 22.6% for 2007. The increase in selling, general and administrative expenses as a percentage of sales was primarily the result of increased compensation costs and $0.9 million in write offs for unamortized leasehold improvements and equipment dispositions in connection with stores relocated in 2008.

Income from Operations

Income from operations increased 3.1%, or $1.1 million, to $37.0 million in 2008 from $35.9 million in 2007. Income from operations as a percentage of sales for 2008 decreased to 4.6% from 4.9% for 2007. Store closure and exit costs decreased by $1.6 million, to $0.6 million in 2008 from $2.2 million in 2007, because we did not close any stores in 2008, while we closed a store in Rochester Hills, Michigan in 2007. Depreciation increased by $5.3 million, to $24.5 million in 2008 from $19.2 million in 2007, primarily attributable to store growth over that time.

Interest Expense

Interest expense decreased 3.7%, or $0.2 million, to $5.3 million in 2008 from $5.5 million in 2007. The decrease in interest expense was principally attributable to a reduced average interest rate, partially offset by an increase in average borrowings, under our revolving credit facility.

Net Income

As a result of the foregoing, net income increased 4.2%, or $1.3 million, to $31.6 million in 2008 from $30.3 million in 2007. Net income as a percentage of sales for 2008 decreased to 4.0% from 4.2% for 2007.

Liquidity and Capital Resources

Our primary sources of liquidity are cash generated from operations and borrowings under our revolving credit facility. Our primary uses of cash are purchases of inventory, operating expenses, capital expenditures primarily for opening new stores and relocating and remodeling existing stores, debt service and distributions to our stockholders. We believe that the cash generated from operations, together with the borrowing availability under our revolving credit facility, will be sufficient to meet our working capital needs for at least the next twelve months, including investments made, and expenses incurred, in connection with opening new stores and relocating and remodeling existing stores and other strategic initiatives. These strategic initiatives include the replacement of store equipment and product display fixtures, and investments in information technology and merchandising enhancements. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day or, in the case of credit or debit card transactions, within seven days of the related sale.

While adverse economic conditions in 2008 and 2009 materially impacted our comparable store sales, these conditions did not materially affect our liquidity or borrowing costs. The adverse economic conditions did not materially affect our liquidity or borrowing costs because (1) our increased net income in 2008 and 2009 resulted in increased net cash provided by operating activities, (2) we reduced capital expenditures in 2009 in response to the adverse economic conditions and (3) we were able to access committed financing through our revolving credit facility, the covenants and pricing of which are unrelated to comparable store sales.

We were in compliance with all debt covenants under our revolving credit facility as of June 27, 2010. At June 27, 2010, we had $9.0 million in cash and cash equivalents and $74.6 million in borrowing availability under our revolving credit facility.

While we believe we have sufficient liquidity and capital resources to meet our current operating requirements and expansion plans, we may elect to pursue additional expansion opportunities within the next year which could require additional debt or equity financing. If we are unable to secure additional financing at favorable terms in order to pursue such additional expansion opportunities, our ability to pursue such opportunities could be materially adversely affected.

A summary of our operating, investing and financing activities are shown in the following table:

	Year Ended			Six Months Ended
	December 31, 2007	December 31, 2008	December 31, 2009	June 28, 2009 (unaudited)	June 27, 2010 (unaudited)
	(in thousands)
Net cash provided by operating activities	$49,024	$60,388	$84,774	$35,057	$56,578
Net cash used in investing activities	(55,276)	(64,493)	(36,386)	(14,257)	(16,063)
Net cash provided by (used in) financing activities	5,984	7,589	(51,901)	(21,729)	(34,330)

Net (decrease) increase in cash and cash equivalents	$(268)	$3,484	$(3,513)	$(929)	$6,185

Operating Activities

Cash provided by operating activities consists primarily of net income adjusted for non-cash items, including depreciation, the effect of working capital changes and realized losses on disposal of property and equipment.

	Year Ended			Six Months Ended
	December 31, 2007	December 31, 2008	December 31, 2009	June 28, 2009 (unaudited)	June 27, 2010 (unaudited)
	(in thousands)
Net income	$30,289	$31,557	$49,202	$19,973	$30,233
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,223	24,534	27,929	13,649	15,711
Impairments and loss on disposal of property and equipment	1,195	1,322	1,985	1,413	486
Share-based compensation	—	—	232	—	571
Changes in working capital	(1,683)	2,975	5,426	22	9,577

Net cash provided by operating activities	$49,024	$60,388	$84,774	$35,057	$56,578

Net cash provided by operating activities increased 61.4%, or $21.5 million, to $56.6 million for the six months ended June 27, 2010 from $35.1 million for the six months ended June 28, 2009. The increase in net cash provided by operating activities was due to an increase in our net income adjusted for non-cash items and changes in working capital.

Net cash provided by operating activities increased 40.4%, or $24.4 million, to $84.8 million in 2009 from $60.4 million in 2008. The $24.4 million increase in net cash provided by operating activities was primarily due to an increase in our net income adjusted for non-cash items, and reduced working capital needs, primarily driven by lower inventory values.

Net cash provided by operating activities increased 23.2%, or $11.4 million, to $60.4 million in 2008 from $49.0 million in 2007. The $11.4 million increase in net cash provided by operating activities was primarily due to an increase in our net income adjusted for non-cash items and changes in working capital.

Investing Activities

Cash used in investing activities consists primarily of capital expenditures for opening new stores and relocating and remodeling existing stores, as well as investments in information technology and merchandising enhancements.

	Year Ended			Six Months Ended
	December 31, 2007	December 31, 2008	December 31, 2009	June 28, 2009 (unaudited)	June 27, 2010 (unaudited)
	(in thousands)
Purchases of property and equipment	$(59,294)	$(64,571)	$(36,424)	$(14,274)	$(16,087)
Proceeds from sale of property and equipment	4,018	78	38	17	24

Net cash used in investing activities	$(55,276)	$(64,493)	$(36,386)	$(14,257)	$(16,063)

Capital expenditures increased 12.7%, or $1.8 million, to $16.1 million for the six months ended June 27, 2010 from $14.3 million for the six months ended June 28, 2009. The increase in capital expenditures for the six months ended June 27, 2010 was primarily the result of two additional stores being under construction during the six months ended June 27, 2010 compared to the six months ended June 28, 2009.

Capital expenditures decreased 43.6%, or $28.2 million, to $36.4 million in 2009 from $64.6 million in 2008. The decrease in capital expenditures in 2009 was primarily a result of fewer new store openings. In response to adverse economic conditions, we decreased our new store openings from nine new stores in 2008 to seven new stores in 2009, which was less than the number of stores we aimed to open before economic conditions deteriorated.

Capital expenditures increased 8.9%, or $5.3 million, to $64.6 million in 2008 from $59.3 million in 2007. The increase in capital expenditures in 2008 was primarily a result of the timing of our new store openings (5 of the 15 stores opened in 2007 were opened in the fourth quarter of 2007, which resulted in a portion of the capital expenditures associated with those stores being paid for in 2008), the relocation of an additional two stores in 2008 and the remodeling of an additional store in 2008. Proceeds from the sale of property and equipment of $4.0 million in 2007 included $3.9 million in proceeds from the sale of land that we had purchased in connection with a planned retail center development and store relocation.

We plan to spend approximately $45 million to $50 million on capital expenditures during 2010, of which approximately 75% will be in connection with opening new stores and relocating and remodeling existing stores, with the remainder being used for other capital expenditures.

During the six months ended June 27, 2010, we invested $16.1 million of the total capital expenditures projected for the year. We plan to open eight new stores during 2010, five of which were open as of August 13, 2010. Our working capital requirements for inventory will likely continue to increase as we continue to open additional stores.

Financing Activities

Cash provided by (used in) financing activities consists principally of borrowings and payments under our revolving credit facility and distributions to our stockholders. Distributions to our stockholders consist of both discretionary distributions and distributions to enable our stockholders to pay their tax obligations resulting from our S-corporation status, which we may fund through borrowings under our revolving credit facility. We currently do not intend to pay cash dividends on our common stock after the consummation of this offering.

	Years Ended			Six Months Ended
	December 31, 2007	December 31, 2008	December 31, 2009	June 28, 2009 (unaudited)	June 27, 2010 (unaudited)
	(in thousands)
Borrowings on revolving credit note	$137,317	$140,220	$230,896	$84,011	$158,691
Payments on revolving credit note	(111,147)	(102,890)	(262,696)	(94,359)	(163,141)
Cash paid for financing costs	(64)	—	—	—	—
Decrease in bank overdrafts	(2,724)	(3,743)	—	—	—
Distributions to stockholders	(17,398)	(25,998)	(20,101)	(11,381)	(29,880)

Net cash provided by (used in) financing activities	$5,984	$7,589	$(51,901)	$(21,729)	$(34,330)

Net cash used in financing activities during the six months ended June 27, 2010 and June 28, 2009 was $34.3 million and $21.7 million, respectively. The $12.6 million increase in net cash used in financing activities was primarily due to distributions to our stockholders of $29.9 million during the six months ended June 27, 2010, compared to $11.4 million in distributions to our stockholders during the six months ended June 28, 2009. For further discussion about our dividends, see “Dividend Policy”. In addition, net repayments under our revolving credit facility during the six months ended June 27, 2010 and June 28, 2009 were $4.5 million and $10.3 million, respectively. During April 2009, we began evaluating and managing our cash requirements on a daily basis instead of on an as-needed basis. Due to this refinement in our cash management activities, the frequency with which we borrowed and repaid amounts under our revolving credit facility increased for the six months ended June 27, 2010 compared to the six months ended June 28, 2009, resulting in higher levels of borrowings and repayments.

Net cash used in financing activities during 2009 was $51.9 million and net cash provided by financing activities was $7.6 million in 2008. The $59.5 million change in net cash used in financing activities was due primarily to net repayments of $31.8 million under our revolving credit facility in 2009, compared to net borrowings of $37.3 million under our revolving credit facility during 2008. Due to the refinement in our cash management activities implemented during 2009, the frequency with which we borrowed and repaid amounts under our revolving credit facility increased in 2009 compared to 2008, resulting in higher levels of borrowings and repayments. In addition, distributions to our stockholders during 2009 totaled $20.1 million, compared to $26.0 million in distributions to our stockholders during 2008.

Net cash provided by financing activities was $7.6 million and $6.0 million during 2008 and 2007, respectively. The increase in net cash provided by financing activities was primarily due to net borrowings of $37.3 million under our revolving credit facility during 2008, compared to net borrowings of $26.2 million under our revolving credit facility during 2007, partially offset by $26.0 million in distributions to our stockholders during 2008, compared to $17.4 million in distributions to our stockholders during 2007.

Revolving Credit Facility

Effective February 27, 2007, we entered into a five year $175.0 million senior unsecured revolving credit agreement with a syndicate of lending institutions led by Bank of America, N.A. The credit facility matures on February 27, 2012, and is available to provide support for working capital, capital expenditures and other general corporate purposes, including permitted acquisitions, issuance of letters of credit, refinancing and payment of fees.

At our option, outstanding borrowings bear interest at (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin that ranges from 0.40% to 1.40%, (ii) the Eurodollar rate plus an applicable margin that ranges from 0.40% to 1.40%, or (iii) the base rate, which is the greater of the federal funds rate plus 0.50% and Bank of America’s prime rate. Historically, we have elected the one-month LIBOR rate option for all borrowings. At June 27, 2010, the average borrowing rate was 1.0% and we had $74.6 million in borrowing availability under our revolving credit facility.

Under the terms of the revolving credit facility, we are entitled to request an increase in the size of the facility by an amount not exceeding $50.0 million in the aggregate. If the existing lenders elect not to provide the full amount of a requested increase, we may designate one or more other bank(s) or other financial institution(s) to become a party to the credit agreement, subject to the approval of the administrative agent, swing line lender and letter of credit issuer.

The revolving credit facility contains a number of affirmative and restrictive covenants, including limitations on our ability to grant liens, incur additional debt, pay dividends, redeem our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions.

In addition, the revolving credit facility provides that we are required to maintain the following financial ratios:

•

a consolidated maximum leverage ratio as of the end of any quarter of not more than 4.25 to 1.00, based upon the ratio of (i) adjusted funded debt (as defined in the credit agreement) to (ii) EBITDAR (as defined in the credit agreement) over the period consisting of twelve months ending on or immediately prior to the determination date, and

•

a consolidated fixed charge coverage ratio of not less than 1.70 to 1.00, based upon the ratio of (i) EBITDAR (as defined in the credit agreement) less S-corporation tax distributions and certain discretionary distributions over the period consisting of the twelve months ending on or immediately prior to the determination date to (ii) the sum of interest expense, lease expense, rent expense and the current portion of capitalized lease obligations for such period and the current portion of long-term liabilities as of the date twelve months prior to the determination date.

We were in compliance with all debt covenants under our revolving credit facility as of June 27, 2010.

Contractual Obligations

The following table summarizes our contractual obligations, as of December 31, 2009.

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Long-term debt obligations (1)	$98,200	$—	$98,200	$—	$—
Estimated interest on long-term debt obligations (2)	4,309	2,319	1,990	—	—
Operating lease obligations (3)	293,998	28,182	58,445	56,090	151,281
Purchase obligations (4)	2,477	2,477	—	—	—
Contractual obligations for construction-related activities	10,925	10,925	—	—	—

Total	$409,909	$43,903	$158,635	$56,090	$151,281

(1)	Reflects the outstanding balance on our $175.0 million revolving credit facility at December 31, 2009. The facility matures in February 2012 unless extended or replaced prior to that date. Our balance outstanding under the revolving credit facility fluctuates as we routinely borrow and repay amounts thereunder. For a more detailed description of our revolving credit facility, see “Description of Certain Indebtedness” and Note 3 to our audited financial statements found elsewhere in this prospectus.

(2)	The outstanding advances under our revolving credit facility bear variable interest at one-month LIBOR plus an applicable margin, or 1.1% at December 31, 2009. We had three interest rate swaps in place that cover a notional amount of $42.5 million, or 43.3% of the outstanding balance of our revolving credit facility at December 31, 2009, and expire at different times through November 2011. Our interest rate swaps effectively fixed the interest rate on the notional amount at approximately 4.6% at December 31, 2009. For the purposes of this table, we have estimated interest expense to be paid during the remaining term of our revolving credit facility using the outstanding balance, interest rate and terms of our interest rate swaps in place as of December 31, 2009. Our actual cash payments for interest on the credit facility will fluctuate as the outstanding balance changes with our cash needs and the one-month LIBOR rate fluctuates. For a more detailed description of the interest requirement for our long-term debt and our interest rate swaps, see “Description of Certain Indebtedness” and Note 3 and Note 4 to our audited financial statements found elsewhere in this prospectus.
(3)	Represents the minimum lease payments due under our operating leases, excluding common area maintenance, insurance and taxes related to our operating lease obligations, which combined represented approximately 32% of our minimum lease obligations for the year ended December 31, 2009. For a more detailed description of our operating leases, see Note 7 to our audited financial statements found elsewhere in this prospectus.

(4)	Purchase obligations include agreements to purchase goods and services made in the normal course of business that are enforceable and legally binding on us. Our purchase obligations consist predominantly of contracts to purchase certain inventory items.

We periodically make other commitments and become subject to other contractual obligations that we believe to be routine in nature and incidental to the operation of our business. We believe that such routine commitments and contractual obligations do not have a material impact on our business, financial condition or results of operations.

Off-Balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Inflation

While inflation may impact our sales and cost of goods sold, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. We cannot assure you, however, that our results of operations and financial condition will not be materially impacted by inflation in the future.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

On October 14, 2009, we dismissed Grant Thornton LLP (“Grant Thornton”) as our independent registered public accounting firm and on October 14, 2009, we engaged Ernst & Young LLP (“Ernst & Young”). Our board of directors approved the dismissal of Grant Thornton and the engagement of Ernst & Young on October 14, 2009.

During the years ended December 31, 2007 and December 31, 2008, and during the subsequent interim period preceding Grant Thornton’s dismissal, we had no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to Grant Thornton’s satisfaction, would have caused it to make reference to the subject matter of any such disagreement in connection with its reports for such years and interim periods. In connection with the December 31, 2007 and 2008 audits, Grant Thornton identified three material weaknesses in our internal control over financial reporting related to our accounting for (1) compensated absences of our employees, which we had not been accruing over the service period during which the entitlement was earned, (2) license revenue with respect to sales of sushi, and (3) the reversal of certain non-cash compensation expenses in 2007 which, based on the timing of formal documentation, should have been recorded in 2008. There were no other reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K during 2007 or 2008 or during the subsequent interim period preceding Grant Thornton’s dismissal. Grant Thornton discussed the subject matter of these material weaknesses with our board of directors and we authorized Grant Thornton to respond fully to any inquiries of Ernst & Young regarding such material weaknesses.

Grant Thornton’s reports on our financial statements for the years ended December 31, 2007 and December 31, 2008 do not contain any adverse opinion or disclaimer of opinion, nor are they qualified or modified as to uncertainty, audit scope or accounting principles.

We have provided Grant Thornton a copy of the disclosures we are making in this prospectus and the registration statement of which this prospectus is a part prior to their initial filing with the SEC and requested that Grant Thornton furnish us with a letter addressed to the SEC stating whether or not Grant Thornton agrees with the above statements. A copy of such letter, dated June 3, 2010, is filed as an Exhibit to the Registration Statement of which this prospectus is a part.

During the years ended December 31, 2007 and December 31, 2008 and during the period from January 1, 2009 through October 14, 2009, neither we nor anyone on our behalf has consulted with Ernst & Young LLP regarding (1) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements; or (2) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv), or any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Quantitative and Qualitative Disclosures About Market Risk

Our principal exposure to market risk relates to changes in interest rates. Our revolving credit facility carries floating interest rates that are tied to LIBOR, the federal funds rate and the prime rate, and therefore, our statements of income and our cash flows will be exposed to changes in interest rates to the extent that we do not have effective hedging arrangements in place. We historically have used interest rate swap agreements to hedge a portion of the variable cash flows associated with the interest on our revolving credit facility and are party to interest rate swap agreements which collectively cover $30.0 million of the indebtedness under our revolving credit facility at June 27, 2010. The fair market value of our interest rate swaps was a loss of $1.6 million at December 31, 2009 and $1.1 million at June 27, 2010, which is recorded in accrued liabilities and other long-term liabilities on our balance sheets. Changes in the fair value of the interest rate swap agreements are recognized as a component of comprehensive income and are recorded in accumulated other comprehensive loss in the stockholders’ equity section of our balance sheets. Even after giving effect to these agreements, we are exposed to risks due to fluctuations in the market value of these agreements and changes in interest rates with respect to the portion of our revolving credit facility that is not covered by these agreements. Based upon a sensitivity analysis at June 27, 2010, a hypothetical 1.0% change in interest rates would have changed our annual interest expense by approximately $0.6 million. We do not use derivative financial instruments for speculative or trading purposes, however, this does not preclude our adoption of specific hedging strategies in the future.

Critical Accounting Policies

In presenting our financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures.

Some of the estimates and assumptions that we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base these estimates and assumptions on historical experience or on various other factors that we believe to be reasonable and appropriate under the circumstances. On an ongoing basis, we reconsider and evaluate our estimates and assumptions. Actual results may differ significantly from these estimates. Future results may differ from our estimates under different assumptions or conditions.

We believe that the critical accounting policies listed below involve our more significant judgments, assumptions and estimates and, therefore, could have the greatest potential impact on our financial statements.

For further information on our critical and other significant accounting policies, see the notes to our financial statements included elsewhere in this prospectus.

Inventories

Our inventories are stated at the lower of cost or market. Predominantly all of our inventories are valued using the last-in, first-out, or LIFO, method whereby the costs of the first items purchased remain in inventory and are used to value ending inventory. We use the link chain method for computing dollar value LIFO, whereby the base year values of beginning and ending inventories are determined using cumulative price indexes published by the Bureau of Labor Statistics. Valuing inventory using LIFO requires management to select from different available methods. Using a different method could result in a change in our estimate of the LIFO value of our inventory and that difference could be materially different.

The current cost of our inventories is determined using the first-in, first-out, or FIFO, method. Our FIFO cost includes purchase price net of vendor allowances and cash discounts. The excess of the current cost of inventories over the LIFO value, or the LIFO reserve, was approximately $4.9 million and $4.5 million at December 31, 2008 and 2009, respectively, and $5.0 million at June 27, 2010.

Impairment of Long-Lived Assets

We assess our long-lived assets, principally property and equipment, for possible impairment whenever events or changes in circumstances indicate the carrying value of a long-lived asset or group of assets may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If an impairment is indicated, a loss is recognized for any excess of the carrying value over the estimated fair value of the asset.

Our judgment regarding the existence of circumstances that indicate an asset’s carrying value may not be recoverable, and therefore potentially impaired, is based on several factors, including a decision to close a store or an unexpected decline in long-term cash flows. Determining whether an impairment exists requires that we use estimates and assumptions of projected cash flows and operating results for the asset or assets being assessed. Our cash flow projections look several years into the future and include assumptions concerning variables such as the potential impact of operational changes, competitive factors, inflation and the economy. Our estimate of fair value used in calculating an impairment loss is based on market values, if available, or our estimated future cash flow projections discounted to their present value. Using different assumptions and definitions could result in a change in our estimates of cash flows and fair value and those differences could produce materially different results.

Closed Store Reserves

We record a reserve for future lease obligations associated with stores that are no longer being utilized in our current operations. The fair value of the closed store liability is estimated using a discount rate to calculate the present value of the remaining noncancelable lease payments at the cease use date for the store, net of an estimate of subtenant income. Lease payments for operating leases included in our closed store reserve are expected to be paid over the remaining terms of the respective leases, which currently range from approximately seven to twelve years.

Our assumptions about future cash payments to be made as part of the lease agreements are based on the terms contained in the lease agreement. In determining the fair value of the liability, we offset the future lease payments with an estimate of the amount of subtenant income that could be reasonably obtained for the store properties. Our expectations of potential subtenant income are based on variable factors including our knowledge of the geographical area in which the closed property is located, and existing economic conditions. We seek advice from local real estate professionals to develop our assumptions. While we believe our current estimates of reserves for closed properties are adequate, it is possible that market and economic conditions could cause us to change our assumptions and may require additional reserves. We review our estimates used in determining the closed store reserve on a quarterly basis and record adjustments, if necessary, in the period in which the change becomes known.

Insurance Reserves

We use a combination of insurance and self-insurance to provide for potential liability for workers’ compensation, automobile and general liability, product liability, director and officers’ liability, employee health care benefits, and other casualty and property risks. Liabilities associated with the risks that are retained by us are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. While we believe that our assumptions are appropriate, the estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

We have not made any material changes in the accounting methodology used to establish our insurance and self-insured liabilities during the past three years.

Because of the significance of the judgments and estimation processes, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. A 10% change in our insurance liabilities at June 27, 2010 would have affected our annual net income by approximately $0.7 million.

Income Taxes

We have elected to be treated as an S-corporation under Subchapter S of the Internal Revenue Code for federal income tax purposes and for state income tax purposes where allowed. In general, the corporate income or loss of an S-corporation is allocated to its stockholders for inclusion in their personal federal income tax returns and state income tax returns in those states where S-corporation status is recognized. Therefore, no provision or liability for federal or state income tax has been provided in our financial statements except for those states where S-corporation status is not recognized. In connection with this offering our S-corporation status will terminate and we will be treated as a C-corporation under Subchapter C of the Internal Revenue Code, which is applicable to most corporations and treats the corporation as an entity that is separate and distinct from its stockholders. The revocation of our S-corporation election will have an impact on our results of operations, financial condition, and cash flows. Our effective income tax rate will increase and our net income will decrease since we will be subject to both federal and state taxes on our earnings.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis are not material at December 31, 2008 and 2009.

Shadow Equity Bonus Plan

We sponsor a bonus plan under which variable bonus awards are granted to certain key employees at different times during the year. Bonus awards are effective as of January 1 of the year of grant and fully vest on January 1 of the fifth year after the award is granted.

We determine the value of a vested bonus award using a formula defined in the plan document that is based on our actual audited annual earnings for the three years immediately preceding both the effective grant date and the vesting date as defined in the plan document. We recognize compensation expense for the bonus awards ratably over the five-year vesting period.

In order to estimate our liability for shadow equity bonus awards, and accordingly, our periodic compensation expense, we must make certain assumptions about our annual earnings over the vesting period. Computing the value of a bonus award by applying the formula defined in the plan document may require data that is not currently available to us including our annual performance in future years. Therefore, in order to determine the adjustment to our bonus awards liability, and accordingly, the related compensation expense, we must develop estimates of our future annual performance and incorporate these estimates into the formula. We base our estimates of future annual performance on our own internally-developed models and projections. These models are developed using a wide range of factors including our knowledge of the company, our expectations for future growth and our assumptions about operating results to be achieved. These estimated future annual earnings may, or may not, be reasonable when compared to our actual operating results. Application of alternative assumptions in determining our estimated future annual earnings could produce significantly different estimates of the shadow equity bonus plan liability and consequently, the related amounts recognized as compensation expense.

Share-based Compensation

We have not adopted any plans for providing stock option awards to our board of directors or employees. However, in 2009 a stockholder of our company granted stock options to certain of our key employees pursuant to separate arrangements between the stockholder and the respective employees. All awards fully vest in July 2019 or upon the occurrence of certain events, including an initial public offering. The stock options also vest in part in the event that the Berry family otherwise completes a partial sale of our common stock, pro rata in proportion to the percentage of equity sold. We do not have a history of market prices for our common stock. Our board determined the exercise price of the options based upon its estimate of our enterprise value, net of debt, at the time of grant, applying a 40% discount for lack of marketability assuming that the occurrence of other triggering events would take place in 1-2 years. Based on authoritative accounting guidance, we determined that we should account for the stock options granted by the stockholder as if the awards were made pursuant to a formal plan adopted by us.

Because these awards do not meet equity accounting criteria, we recognize a liability at the end of each reporting period for the portion of the fair value of the awards equal to the percentage of the requisite service rendered to date by the employee and a corresponding amount of compensation expense. Because the awards vest upon satisfaction of either a service or performance condition, in accordance with applicable accounting guidance, we recognize compensation expense over the service term based on our estimated enterprise value as a private company because the triggering events are not considered probable. Upon the consummation of this offering, all outstanding awards will vest and the entire value of the awards, measured at the initial public offering price less the strike price, less compensation expense recognized in prior periods, will be recognized as compensation expense. We estimate the additional share-based compensation expense to be approximately $             million based upon an assumed initial public offering price of $             per share, the mid-point of the price range shown on the front cover of this prospectus.

The options awarded in 2009 had a weighted-average Black-Scholes grant date fair value of $1,854 and $4,988 per share for the awards granted during July and December, respectively, and a weighted-average Black-Scholes fair value of $4,988 and $6,319 per share as of December 31, 2009 and June 27, 2010, respectively. The fair value of the awards is determined at each reporting period using the Black-Scholes option-pricing model which is affected by the fair value of our stock and a number of assumptions, including expected volatility, expected life, and risk-free interest rate.

To determine the fair value of our stock at the initial grant, in 2010 we engaged an unrelated specialist to perform a retrospective independent valuation of the enterprise value of our company. We have not historically obtained contemporaneous valuations by an unrelated valuation specialist because, at the time of the issuances of stock option awards and at the end of the reporting period, we believed our estimate of the fair value of our common stock to be reasonable and consistent with our understanding of how similarly situated companies in our industry were valued. The valuation included estimated enterprise values determined using the market approach and the income approach as of July 2009, the date of initial grant. In applying the market approach, valuation multiples were derived from historical and projected operating data of selected guideline companies. The valuation multiples were then applied to our historical and projected operating data to arrive at an indication of fair value. In addition, the market approach also included a transaction offers approach using fair value indications received in a previous period. The income approach determines value by discounting future estimated cash flows from operations. The material assumptions used for the income approach were five years of projected net cash flows, a discount rate of 12% and a long-term growth rate of approximately 4.5%. We considered historical rates and existing market conditions when determining the discount and growth rates used in the analysis.

For the purposes of calculating the option fair value to be recorded as compensation expense in the financial statements, a discount for lack of marketability of 60% was applied to the estimated enterprise value to arrive at the discounted enterprise value. The unrelated specialist used the Finnerty Model to calculate the discount based on a ten-year time to liquidity, consistent with the service period of the awards, and an estimated volatility of 40%. The discounted enterprise value was then divided by our shares outstanding to determine the per share fair value for the Black-Scholes option-pricing model.

We update our estimate of the fair value of our stock and the option valuation calculation as of the end of each period in order to appropriately reflect the change in liability and associated compensation expense in the financial statements. The increase in fair value of the awards between the date of grant and at the end of each subsequent reporting period is directly related to the increase in the underlying common stock fair value. We updated our estimate of the common stock fair value as of the December grant and at each reporting period based on actual results and with input from our investment advisors. The fair value per common share increased from the initial grant to the second grant and subsequent reporting periods as a result of our analysis. Significant factors contributing to the increase in fair value include strengthening consumer demand and increased store sales; increased long term operating margin as a result of better inventory management, sustainable reductions in labor costs and reduced product costs; and improvements in the overall economic environment resulting in higher market multiples and improved long-term operating results.

We estimated expected volatility using historical volatility for an industry peer group deemed similar to us that consists of publicly traded companies. We intend to continue to use this same index until a sufficient amount of historical information regarding the volatility of our own share price becomes available. Our estimate of option life is estimated based on the remaining time to the vesting date for the options, assumed to be 9.08 years as of June 27, 2010. We believe this is a reasonable life given the relatively short window of time option holders have to exercise upon vesting. Our risk-free interest rates are based on the yield of U.S. Treasury STRIPS, the term of which is consistent with the expected term of the stock options. We are required to estimate forfeitures at the time of the grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We record compensation expense only for those awards that are expected to vest.

The valuation models used to estimate the fair value of our common stock and the fair value of the awards require the input of highly subjective assumptions. Application of alternative assumptions other than these could produce significantly different estimates of the fair value of the share-based liability and consequently, the related amounts recognized as compensation expense. A 10% change in our share-based compensation liability at June 27, 2010 would have affected our annual net income by approximately $0.08 million.

Recent Accounting Pronouncements

For a description of a complete list of recent accounting pronouncements, see the notes to our financial statements included elsewhere in this prospectus.

BUSINESS

Our Company

The Fresh Market is a high-growth specialty retailer focused on creating an extraordinary food shopping experience for our customers. Since opening our first store in 1982, we have offered high-quality food products, with an emphasis on fresh, premium perishables and an uncompromising commitment to customer service. We seek to provide an attractive, convenient shopping environment while offering our customers a compelling price-value combination. As of August 13, 2010, we operated 97 stores in 19 states, primarily in the Southeast, Midwest and Mid-Atlantic United States.

Our business is characterized by the following key elements:

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Differentiated food shopping experience. We provide a differentiated shopping experience that generates customer loyalty and favorable word-of-mouth publicity. We offer fresh, carefully-selected, high-quality food products focused on perishable categories. Examples of our offerings include hand-trimmed steaks that are aged for tenderness, fresh seafood delivered up to six times per week, hand-stacked produce that is colorfully displayed and French-style baguettes baked in-store each morning. We also provide a level of customer attention that we believe is superior to conventional grocers. We strive to create a “neighborhood grocer” atmosphere that encourages employee-customer interaction and offer full-service departments staffed with knowledgeable and accommodating employees. We believe our customers associate The Fresh Market with this distinct and superior food shopping experience.

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Smaller-box format and flexible real estate strategy. Our stores average approximately 21,000 square feet, compared to the approximately 40,000 to 60,000 square foot stores operated by many conventional supermarkets. Within this relatively smaller size, we focus on higher-margin food categories and strive to deliver a more personal level of service and a more enjoyable shopping experience. Further, our smaller-box format is adaptable to different retail sites and configurations and has facilitated our successful growth. We expect this format will enable us to continue to extend our geographic presence without compromising our profitability or shopping experience.

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Disciplined, comprehensive approach to planning and merchandising. We apply a systematic approach to planning and merchandising to support our stores. This comprehensive support includes employee training and scheduling, store design and layout, merchandising programs, product sourcing, and numerous inventory management systems, primarily focused on perishables. We believe our disciplined, comprehensive approach allows us to quickly integrate newly-hired employees, deliver predictable financial performance and expand our store base while delivering a consistent shopping experience.

We believe our high-quality perishable food offerings and smaller, customer-friendly store environment are the key drivers of our differentiated, profitable business model. We strive to offer an extraordinary shopping experience based on quality, consistency, fairness and integrity for our customers and employees.

For the six months ended June 27, 2010, our sales were $456.1 million, an increase of 12.6% from the six months ended June 28, 2009. Our income from operations was $31.7 million for the six months ended June 27, 2010, an increase of 43.0% from the six months ended June 28, 2009. For 2009, our sales were $861.9 million, an increase of 8.0% from 2008. Our income from operations was $53.1 million for 2009, an increase of 43.4% from 2008.

Our History

The Fresh Market was founded by Ray and Beverly Berry and opened its first store in Greensboro, North Carolina in 1982. In the late 1980s and early 1990s, the company expanded its presence outside of North Carolina, entering Tennessee, Georgia and South Carolina. In 1996, the company entered Florida, where we currently have 23 stores, making Florida our largest market. In 2005, we entered the Midwest, opening stores in Ohio, Indiana and Illinois. In 2009, we entered the Northeast, opening a store in Connecticut with an additional store opened in Massachusetts in 2010.

Throughout The Fresh Market’s history, our company has been characterized by a culture of continuous growth and an innovative approach to perishable product offerings. As the company has grown, we have implemented numerous organizational, technological and process improvements that have standardized our systems and processes and contributed to our ability to scale our operations. At the same time we have fostered a spirit of innovation that encourages our management to continually challenge and enhance our product offerings and services.

Our Competitive Strengths

We attribute our success in large part to the following competitive strengths:

Outstanding food quality, store environment and customer service. We are dedicated to delivering a superior shopping experience that exceeds our customers’ expectations by offering fresh, premium products and providing a high level of customer service. Our high-quality food offerings are the result of our careful selection of distinct products based on a range of attributes such as taste, color, size, grade, marbling, growing conditions, origins and freshness. Additionally, our stores are designed to delight our customers’ senses with an aesthetically pleasing environment. Elements of this environment include colorful product presentations, ceramic tiled floors, darkened ceilings, incandescent lighting, classical music and various aromas including flowers, coffee and freshly baked goods. Additionally, we strive to engender employee pride and enthusiasm, reflecting our belief that a motivated, knowledgeable staff and a service-oriented, engaging shopping experience foster a strong relationship with our customers, generate favorable word-of-mouth publicity and drive sales.

Business well positioned for changing industry trends. We believe that our company is well positioned to capitalize on evolving consumer preferences and other trends currently shaping the food retail industry. These trends include:

•	a growing emphasis on the customer shopping experience;

•	an increasing consumer focus on healthy eating choices and fresh, quality offerings, including regionally and locally sourced products;

•	an improving perception of private-label product quality; and

•	an increasing number of older people, a demographic that is expected to account for a disproportionately higher share of food-at-home spending by households.

We believe that our differentiated food shopping experience, product offerings and smaller-box format complement these industry dynamics and will enable us to continue growing successfully and profitably.

Highly-profitable smaller-box format. Since our founding, we have exclusively operated a smaller-box format, which has proven to be highly profitable. Our stores average approximately 21,000 square feet and carry an edited assortment of approximately 9,000 to 10,000 SKUs at any one time, while many conventional supermarkets are approximately 40,000 to 60,000 square feet and carry an average of 45,000 SKUs. Within this smaller-box format, we focus on higher-margin food categories. Further, we believe our format facilitates interaction among our store managers, customers and staff, enhancing the customers’ shopping experience. Our disciplined, exclusive focus on this format leads to consistent execution across our store base, which we believe allows us to generate higher operating margins than conventional supermarkets. Additionally, the smaller-box format is adaptable to different retail sites and configurations. We expect this format will enable us to continue to extend our geographic presence without compromising our profitability or shopping experience.

Scalable operations and replicable store model. We believe that our infrastructure, including our management systems and distribution network, enables us to replicate our profitable store format and differentiated shopping experience. We expect this infrastructure to be capable of supporting significant expansion. We believe our standardized systems and processes, which rely on refined tools for procurement, inventory management, store operations and employee hiring, training and scheduling, are scalable to meet our expansion goals. We outsource substantially all of our logistics functions to third-party distributors and vendors whom we expect to have sufficient capacity to accommodate our anticipated growth. Additionally, each of our stores utilizes standard product display fixtures with flexible arrangement and design options that enable us to successfully replicate our customers’ shopping experience in stores of various sizes and dimensions. Our store management mobility tracking system allows us to efficiently deploy staff across our stores and place experienced managers in each of our new stores, helping provide a consistent shopping experience at each of our stores.

Experienced management team with proven track record. Our executive management team has extensive experience across a broad range of industries and employs an analytical, data-driven approach to decision-making that is designed to encourage innovation and stimulate continuous improvement throughout the organization. Our executive management team has an average of twelve years of experience in the retail industry and an average of six years with our company, and is complemented by merchandising and operations management with an average of twenty-eight years of food retail experience and an average of ten years with our company.

While we have set forth our competitive strengths above, food retail is a large and competitive industry and our business involves numerous risks and uncertainties. These risks include the possibility that our competitors may be more successful than us in terms of attracting customers. Some of these competitors have been in business longer or may have greater financial resources than us, which may give them a competitive advantage in sourcing, promoting and selling products. In addition, achieving our store growth and margin improvement objectives will be subject to a number of important challenges. For a more complete description of these challenges and the other risks associated with an investment in our common stock, see “Risk Factors”.

Our Growth Strategy

We are pursuing several strategies to continue our profitable growth, including:

Expand our store base. We intend to continue to expand our store base and penetrate new markets. We view expansion as a core competency and have more than tripled our store count since 2000. Our disciplined approach to expansion relies upon a structured and rigorous process for market analysis and real estate selection that we believe maximizes the prospects for successful new store openings. We plan to open eight new stores in 2010 (five of which were open as of August 13, 2010). Based upon our operating experience and research conducted for us by The Buxton Company, a customer analytics research firm, we believe that the U.S. market can support at least 500 The Fresh Market stores operating under our current format.

The map below indicates the geographic locations of our 97 stores in the United States as of August 13, 2010.

Our new store operating model, which is based on our historical performance, assumes a target store size of approximately 17,000 to 22,000 gross square feet and assumes we achieve first year sales of $8 million to $10 million. Our target net investment to open most of our stores, depending on site characteristics and other factors, is approximately $3 million to $4 million per store, including build-out costs and initial inventory, net of payables. Our operating model targets a cash flow contribution greater than 10% in the first year of operations, increasing to the low- to mid- teens by the fifth year of operation.

Drive comparable store sales. We aim to increase our comparable store sales by generating growth in the number and average size of customer transactions at our existing stores. The key elements of our strategy to increase the number of customer transactions at our existing stores include:

•	continuing to offer a differentiated food shopping experience that leads to favorable word-of-mouth publicity;

•	continuing to provide an assortment of distinctive, high-quality product offerings to generate new and repeat visits to our stores; and

•	generating customer loyalty through expansion of products offered under our private-label brands.

The key elements of our strategy to increase the amount our customers spend when they visit our stores include:

•	continuing to introduce new and creative products, including products offered under our private-label brands, to accommodate our customers’ evolving preferences;

•	expanding our selection of local and regional products;

•	utilizing in-store cross-marketing; and

•	enhancing our product offering displays.

We believe that our commitment to providing differentiated and creative product offerings in response to customer needs and preferences and our focus on customer service will continue to build customer loyalty and favorable word-of-mouth publicity and lead to increased customer transactions at our stores and growth in the amount our customers spend when they visit our stores.

Increase our highly-attractive operating margins. We intend to continue to increase our highly-attractive operating margins through scale efficiencies, improved systems, continued cost discipline and enhancements to our merchandise offerings. Our anticipated store growth will permit us to benefit from economies of scale in sourcing products and will allow us to leverage our existing infrastructure, corporate overhead and fixed costs to reduce labor and supply chain management costs as a percentage of sales. In addition to our continued expansion, as we refine and improve our various ordering, tracking and product allocation systems, we expect to benefit from additional margin improvement opportunities by increasing sales and reducing inventory shrinkage. We also believe that we can make profitable enhancements to our merchandise offerings by, for example, increasing our selection of local and regional products. Finally, we believe we have the opportunity to pursue new pricing and promotional strategies that will improve our margins.

Industry Overview and Trends

The U.S. food retail industry encompasses store formats ranging from small grocery shops and convenience stores to large supermarkets. According to Nielsen TDLinx and 2010 Progressive Grocer Market Research, the U.S. food retail industry had approximately $1 trillion of sales in 2009. The supermarket format represents the largest segment of the food retail industry, with sales totaling approximately $557 billion, or 55% of U.S. food retail industry sales, according to Nielsen TDLinx and 2010 Progressive Grocer Market Research. This format, of which we are a part, includes conventional, warehouse, supercenter, limited assortment, military commissaries and natural/gourmet foods. We do not believe, however, that we neatly fit into any of these categories. With an average store size of approximately 21,000 square feet, a focus on perishables and 9,000 to 10,000 SKUs in stock at any one time, we believe we are best defined as a specialty food retailer.

Key trends that will continue to shape our market include:

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Increasing focus on the customer shopping experience: Supermarkets are enhancing or attempting to enhance the consumer’s shopping experience in stores even as price competition is increasing. Many conventional supermarkets have reduced new store expansion to direct capital expenditure budgets toward remodeling existing stores. In addition, supermarkets are striving to be more innovative and responsive to consumer preferences with their consumer interactions and product offerings. According to the Food Marketing Institute, 94% of grocery stores now offer prepared foods, 84% have floral departments, 87% carry ethnic foods and 76% carry natural and organic foods.

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Emphasis on healthy, fresh and quality offerings: Supermarkets are increasingly providing and marketing fresh food items consistent with ongoing health trends and greater consumer awareness of the negative aspects of processed foods. Many conventional supermarkets are attempting to complement center aisle grocery formats with fresh formats that emphasize high-quality perishables and prepared foods. The increased popularity of farmers’ markets over the past few years is also indicative of a consumer preference for fresh food items. Additionally, the growing consumer demand for fresh, quality offerings has improved the infrastructure for, and increased the supply of, these items, resulting in improved sourcing, distribution and pricing.

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Localization: An increasing number of consumers believe that locally-grown products are fresher and taste better. Consumers often purchase locally-grown food because they prefer to support local growers. In addition, these consumers may believe that locally-grown food results in a reduced environmental impact.

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Rise of private label: Supermarkets are increasingly developing and promoting private-label brands to distinguish themselves from their competitors and promote customer loyalty. These private-label brands can also offer benefits to retailers through increased margins and, in certain instances, to customers through lower prices compared to branded products. Another key contributor to private-label growth has been the improved product quality image and exclusivity of certain brands, which can further help to differentiate supermarkets from each other.

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Aging customer demographic: According to the U.S. Census Bureau, by 2030, one in five U.S. residents will be 65 or older, driven by an aging Baby Boomer population (which, according to Nielsen, has the largest overall annual grocery spend per household and also tends to make a greater number of shopping trips per household than younger age groups). In addition, according to a McKinsey & Company study, in 2015, those 50-years and older will account for a disproportionately higher share of food at home spending by households.

Our Products and Stores

We offer fresh, carefully-selected, high-quality food products focused on perishable categories in a store format that has been successful in diverse geographic and demographic markets.

Our Products

We have a significant focus on perishable product categories, which include meat, seafood, produce, deli, bakery, floral, sushi and prepared foods. Our non-perishable product categories consist of traditional grocery and dairy products as well as specialty foods, including bulk, coffee and candy, and beer and wine. We emphasize fresh items that are distinct and of premium quality as compared to our conventional competitors. The following is a breakdown of our perishable and non-perishable sales mix:

	Years Ended					Six Months Ended
	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	June 28, 2009	June 27, 2010
Perishable	66.8%	67.7%	67.7%	67.1%	66.8%	67.5%	67.2%
Non-perishable	33.2%	32.3%	32.3%	32.9%	33.2%	32.5%	32.8%

Our in-house merchants actively seek high-quality products from a wide range of sources. Our product selection includes:

•

Meat. Our meat department offers our customers a unique Old World butcher shop experience set apart by its flexibility, quality and service. Our professional meat cutters are available during all hours of operation to answer customers’ questions, offer cooking tips and provide custom cuts of meat. Our offerings include steaks that are expertly trimmed and aged for 14 to 21 days to provide restaurant-quality taste and tenderness, fresh turkeys year-round and ground beef that is ground daily in-store from steak trimmings and whole roasts.

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Seafood. We offer our customers a distinctive selection of fresh seafood and choose our suppliers based on the quality of their offerings. Our stores receive deliveries of fresh seafood up to six times a week, demonstrating our dedication to freshness. One of the distinguishing characteristics of the department is the prepared or “value-added” seafood selections, such as our popular bourbon-marinated salmon and lobster-stuffed tilapia.

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Produce. We offer our customers a “farmers’ market” experience focused on freshness, variety and abundant displays. For example, our mushroom selection alone consists of around 20 varieties, including French horn, hen-of-the-woods and porcini. We also pride ourselves on offering our customers the “best eating” varieties year-round, and offer a mix of conventional, certified organic and local produce throughout the year depending on quality and availability. An example of our “best eating” varieties is our Sweet Tango apple that may not be available in conventional supermarkets.

•

Grocery and Dairy. We carefully select our grocery and dairy products to provide hard-to-find and premium-quality offerings to our customers, such as truffle oil and Devonshire cream. We have a growing line of our distinctive private-label dairy and non-perishable grocery products that address the wants and needs of our food-savvy shoppers and we employ these products as a vehicle for building and supporting our brand. These include our private-label omega-3 eggs and our private- label dairy products, which comprise a significant share of the dairy products we sell.

•

Prepared Foods. We have a growing prepared foods department with a broad selection of quality products. Our prepared foods operations are focused on simplicity of execution, often relying on standardized recipes and instructions provided to the stores to maintain consistency in quality and food safety across the stores while maintaining a homemade, fresh look and great taste. Our prepared foods include entrees such as turkey meatloaf and stuffed shells, rotisserie selections such as whole chickens and baby back ribs and freshly made sandwiches and sides.

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Deli. Our European-style delicatessen features a broad assortment of high-quality deli meats and typically offers more than 200 varieties of imported and domestic cheeses. Our cheese selection includes Parmesan Reggiano, fresh mozzarella, manchego, gruyere and imported brie. Our deli meats are sliced to customer specifications and most cheese is cut, wrapped and weighed in-store.

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Bakery. We utilize a combination of on-site and third-party bakeries to produce our baked goods. The presence of daily on-site baking enhances the customer’s shopping experience and reinforces the freshness and value provided in each store. The open layout of our on-site bakery contributes to our aesthetically-pleasing store environment, for example, by allowing our customers to see and smell warm cookies as they come out of the oven and watch birthday cakes being decorated.

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Bulk, Coffee and Candy. A number of products are offered in bulk format including nuts, dried fruits, snack mixes, coffee and candy. We take pride in the quality and selection we provide, including nut varieties that we believe are larger than those offered by many conventional supermarkets. In addition, we carry only 100% Arabica coffee beans. The substantial number of options and presentation utilizing wooden stands, crates and barrels in these departments helps reinforce the open-air Old World market feeling.

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Beer and Wine. We believe that wine enhances our customers’ food experience. We offer a carefully selected assortment of highly-ranked wines at affordable prices, everyday wines and wine from local vintners. We also offer beers from local, domestic and foreign brewers.

•

Floral and Gifts. Lively, elegant floral displays greet our customers when they enter the store. In order to offer our customers attractive seasonal flowers at peak blooming, we regularly vary the selection of our floral offerings, which include our top-selling roses, orchids and tulips. Our gift selection includes candles, cookbooks, kitchen items and seasonal and holiday gift baskets.

We believe our ability to identify, source, merchandise and market differentiated products is critical to our success. We carefully select new products based on a variety of attributes including taste, color, size, grade, marbling, growing conditions, origins and freshness. Our centralized merchandising team rigorously rotates, updates and re-evaluates our existing merchandise offerings and regularly tests new products in our stores to excite our customers and to better understand customer preferences. Although our typical store carries approximately 9,000 to 10,000 SKUs at any one time, our stores carry approximately 17,000 to 20,000 SKUs over the course of a year. This allows us to maintain a consistent flow of new products in our stores and keep our product assortment fresh and relevant.

Our Pricing Strategy

By maintaining our commitment to providing premium products at reasonable prices, we believe we are able to communicate to our customers a sense of value and foster a relationship of trust, which in turn generates customer loyalty. We attract customers to our stores based on the quality of our products and a differentiated shopping experience, in contrast to many conventional food retailers who frequently use non-discretionary products or promotional pricing to drive sales.

Our pricing decisions are driven by the limited direct overlap between our product offerings and the products offered by most conventional supermarkets. Where our products are directly comparable to those offered by our competitors, such as grocery and dairy staples, beer and wine, we aim to price them competitively, and where our products are recognizably distinct from those offered by our competitors, such as our produce, meat and seafood, we aim to price them at a premium that is commensurate with the product’s higher quality. For example, our Red Delicious apples, because of their size, color and lack of bruising, are priced at a premium to those carried at many conventional supermarkets. In addition, our ground beef, because it is ground fresh in our stores everyday, is priced at a premium to that which is carried by many conventional supermarkets, which may purchase their ground beef frozen and in bulk.

Our Stores

Our stores are organized around distinct departments with engaging merchandise displays that reinforce our emphasis on freshness and service. In addition, our stores are decorated and designed to evoke a “neighborhood grocer” feel, and in some cases are customized to local and regional tastes. The careful design of our stores creates a warm, inviting atmosphere that evokes a simple elegance, with colorful product presentations, ceramic tiled floors, darkened ceilings, incandescent lighting and classical music. The aroma of flowers, coffee and freshly baked goods permeates the stores and other amenities, such as free coffee daily and cut-to-order meats, enhance the shopping experience for our customers. The Fresh Market store atmosphere is meant to encourage the customer to slow down, interact with employees and have an enjoyable shopping experience.

Each of our stores uses standardized product display fixtures with flexible arrangement and design options that enable us to accommodate each store’s distinct customer base and location. Each of our discrete departments, such as deli, bakery, seafood and meat, has several well-developed merchandising and display alternatives to optimize the available space. We position our full-service departments adjacent to each other to provide a “market feel” and foster interaction between employees and customers. As a result, although departments are systematically arranged, they appear customized to local tastes. This further reinforces our ability to successfully replicate our customers’ shopping experience and retain the charm of a “neighborhood grocer.”

The below diagram shows a sample layout of our stores.

We employ a detailed, analytical process to identify new store locations. We target locations based on demographic characteristics, including income and education levels, drive times and population density, as well as other key characteristics including convenience for customers, visibility, access, signage and parking availability. We generally visit a potential location multiple times to perform on-site diligence and interview potential customers. We supplement our in-house efforts by leveraging the expertise of our extensive regional broker network. Our real estate committee, which includes members of senior management, approves all new stores.

Our Store Staffing and Operations

Our typical store is staffed with approximately 70-80 full- and part-time employees including a store manager, two to three assistant store managers and five department heads. The store management team is responsible for all aspects of store execution including managing inventory and cash, maintaining a clean and engaging store environment, and hiring, training and supervising our store employees. Importantly, we encourage our employees, especially our store managers, to engage regularly with our customers. To facilitate staff-customer interaction, our store managers are typically positioned on our selling floor, near our service counters.

In addition, we employ a dedicated new store opening team, including a new store operations manager, which is exclusively focused on the new store opening process. We believe this allows us to seamlessly open new stores while our field management team can focus on continuing to improve the performance of our existing stores.

Our stores are generally open seven days a week from 9:00 am to 9:00 pm Monday through Saturday, and 10:00 am to 8:00 pm on Sunday.

Training and Development

We believe that our success and our growth are dependent upon hiring, training, retaining and promoting qualified and enthusiastic employees who share our passion for delivering an extraordinary food shopping experience. Nearly all of our store managers and district managers are promoted from within, and we actively track and reward mobility to ensure a sufficient pipeline of store managers and assistant store managers.

We provide our store management a number of analytical tools and training programs designed specifically to support the demands of operating a small-box, perishables-focused format. These tools include order review systems, production tools and labor scheduling programs, all of which ensure that we maintain high in-stock levels, minimize shrink and match staffing levels to sales volume and mix. In addition, we provide hands-on training and educational programs to our store employees and assistant managers.

We believe this comprehensive support allows our store management and employees to optimize the operating performance of our stores while fostering a “neighborhood grocer” feel for our customers.

Performance-Based Compensation

We employ a performance-based compensation program for all levels of our management. We regularly communicate individual store performance and company performance to our employees to encourage store management to improve the financial performance of our store base.

Sourcing and Distribution

We source our products from approximately 1,000 vendors and suppliers and, unlike most conventional supermarkets, separately utilize third-party logistics providers for distribution. Our in-house merchants source only those products that meet our high specifications for quality, and we maintain strict control over the products that are sold in our stores.

Our distribution strategy is to capitalize on the capabilities of best-in-class third-party logistics providers and, as such, we do not own warehouses, distribution facilities or transportation equipment. We outsource substantially all of our logistics functions to third-party distributors and vendors.

We believe that our sourcing model and distribution strategy enable us to:

•	focus on our core competency of in-store food retail rather than logistics;

•	grow our geographic footprint and operate profitably in new markets without a need for critical mass in any one market;

•	benefit from best-in-class logistics solutions and related, rapidly evolving technologies; and

•	capture scale efficiencies and increase negotiating power with both our suppliers and our distributors.

With each of our sourcing and logistics contracts we seek to increase our efficiency, generate higher margins and achieve better returns. As a result, we are willing to switch logistics providers from time to time when appropriate.

Since 2007, Burris Logistics has been our primary logistics provider, and has managed inventory replenishment, warehouse operations and transportation for all of our stores. Burris Logistics warehoused and distributed products that accounted for approximately 56% of the merchandise we purchased during 2009. We expect that Burris Logistics will have sufficient capacity to accommodate our anticipated growth through the medium term and that we have various alternatives, including Burris Logistics, available to us for long-term growth.

We also have certain grocery, candy, bulk and spice vendors that distribute across all our stores, as well as individual, store-managed relationships with bread and bakery vendors.

Marketing and Advertising

We believe that the distinct and superior food shopping experience we offer our customers, and our customers’ association of that shopping experience with The Fresh Market, are major drivers of our comparable store sales and enable us to spend less on advertising than our conventional competitors. We rely primarily on favorable word-of-mouth publicity to drive sales growth rather than traditional marketing activities, such as weekly newspaper circulars that are focused on price promotions. In 2009, our marketing expense was 0.2% of annual revenues, which we believe is significantly lower than that of our competitors. Our stores spend most of their marketing budgets on in-store merchandising-related activities, including promotional signage and events such as taste fairs, classes, tours, cooking demonstrations and product samplings. We use in-store signage to highlight new products and any differentiated aspects of our products. We also distribute a weekly electronic newsletter named “Fresh Ideas” to share new products, seasonal produce, recipes and weekly specials with our customers.

Competition

Food retail is a large and competitive industry. Our competition varies and includes national conventional supermarkets such as Kroger and Safeway, regional supermarkets such as Harris Teeter and Publix, national superstores such as Wal-Mart and Target, alternative food retailers such as Whole Foods and Trader Joe’s, and local supermarkets, natural foods stores, smaller specialty stores and farmers’ markets. Each of these stores competes with us on the basis of product selection, quality, customer service, price or a combination of these factors. We believe our commitment to high-quality perishable offerings at competitive prices and our focus on customer service differentiate us in this marketplace.

Intellectual Property

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. In particular, our trademarks, including our registered The Fresh Market, Experience the Food and TFM trademarks, are valuable assets that reinforce our customers’ favorable perception of our stores. In addition to our trademarks, we believe that our trade dress, which includes the design, arrangement, color scheme and other physical characteristics of our stores and product displays, is a large part of the “neighborhood grocer” atmosphere we create in our stores and enables customers to distinguish our stores and products from those of our competitors.

From time to time, third parties have used names similar to ours, have applied to register trademarks similar to ours and, we believe, have infringed or misappropriated our intellectual property rights. Third parties have also, from time to time, opposed our trademarks and challenged our intellectual property rights. We respond to these actions on a case-by-case basis. The outcomes of these actions have included both negotiated out-of-court settlements as well as litigation.

As part of our ongoing efforts to protect our intellectual property rights, on February 2, 2010, we filed a Notice of Opposition with the USPTO in response to an application filed by Associated Food Stores, Inc. (“Associated”), which operates supermarkets under the name “A Fresh Market” in Utah, to register the trademark “A Fresh Market”. Associated subsequently filed an answer and counterclaim on March 15, 2010, in which it, among other things, seeks to cancel our registered The Fresh Market trademark and related design mark, alleging that those marks are generic names for the goods and services for which they are registered. We deny Associated’s claims and intend to defend our trademarks in these proceedings. As such on April 26, 2010, we filed a motion to dismiss the counterclaims made by Associated and to strike certain affirmative defenses raised by Associated. The USPTO has not issued a decision with respect to these matters. We refer to the currently pending proceedings as the “Associated Proceedings”. See “Risk Factors”.

In the ordinary course of our business, we evaluate the branding of our stores and products and how they are perceived by our customers. As part of this evaluation, we regularly develop new marks and explore using existing marks in new ways. Whether or not our The Fresh Market trademark rights are narrowed or canceled, including as a result of the Associated Proceedings, we may decide (1) to continue to use The Fresh Market name and related design, (2) to use our other existing trademarks on a wider or different basis or (3) to develop new trademarks, which could also incorporate The Fresh Market name. We cannot assure you that we would be successful in any such effort. However, we believe that the strength of our business is driven by the distinct and superior food shopping experience we offer our customers. We therefore believe that we will be able to expand our business and pursue our growth strategy even if The Fresh Market trademark and related design mark are impaired.

Regulatory

Our stores are subject to various local, state, federal and international laws, regulations and administrative practices affecting our business. We must comply with provisions regulating health and sanitation standards, food labeling, equal employment, minimum wages, licensing for the sale of food and, in many stores, licensing for beer and wine or other alcoholic beverages. The manufacturing, processing, formulating, packaging, labeling and advertising of products are subject to regulation by various federal agencies including the Food and Drug Administration, the Federal Trade Commission, the United States Department of Agriculture, the Consumer Product Safety Commission and the Environmental Protection Agency.

Insurance

We use a combination of insurance and self-insurance to provide for potential liability for workers’ compensation, automobile and general liability, product liability, director and officers’ liability, employee health care benefits, and other casualty and property risks. Changes in legal trends and interpretations, variability in inflation rates, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, insolvency or insurance carriers, and changes in discount rates could all affect ultimate settlements of claims. We evaluate our insurance requirements on an ongoing basis to ensure we maintain adequate levels of coverage.

Properties

Our corporate headquarters are located in Greensboro, North Carolina and, as of August 13, 2010, we operated 97 stores in 19 states. In 2009 we increased our store base by six stores and we plan to open a total of eight stores over the course of 2010 (five of which were open as of August 13, 2010). The following store list shows the number of stores operated in each state as of August 13, 2010:

State	Total Number of Stores	State	Total Number of Stores
Alabama	4	Mississippi	1
Arkansas	1	North Carolina	15
Connecticut	1	Ohio	5
Florida	23	Pennsylvania	3
Georgia	10	South Carolina	4
Illinois	5	Tennessee	6
Indiana	3	Virginia	6
Kentucky	3	Wisconsin	1
Louisiana	3
Maryland	2	Total	97
Massachusetts	1

We lease all of the properties for our 97 stores as well as our corporate headquarters. Our typical lease has a primary term of ten or fifteen years, with multiple options to renew that extend the term of our control. We do not believe that any individual store property is material to our financial condition or results of operation. Of the leases for our stores, one expires in 2010, two expire in 2011, one expires in 2012 and the balance expire at varying terms thereafter. We control options to renew and extend the terms of each of the active-store leases scheduled to expire in 2010, 2011 and 2012. As of August 13, 2010, we have executed ten leases for planned new store openings and store relocations for the remainder of 2010 and 2011.

In addition to new store openings, we occasionally remodel and relocate existing stores to improve operating performance. Despite the relative youth of our store base, we continuously consider whether any of our stores needs a remodel or relocation. We generally relocate stores to improve site characteristics or if customer demographics in the area have changed.

Employees

As of August 13, 2010, we employed approximately 7,300 people, consisting of approximately 4,600 full-time employees and approximately 2,700 part-time employees, none of whom are subject to a collective bargaining agreement. We believe our employee relations are satisfactory.

Seasonality

The food retail industry and our sales are affected by seasonality. Our average weekly sales fluctuate during the year and are usually highest in the fourth quarter when customers make holiday purchases.

Legal Proceedings

In the ordinary course of our business, we are subject to periodic lawsuits, investigations and claims, including, but not limited to, intellectual property disputes, contractual disputes, premises claims and employment, environmental, health, and safety matters. Although we cannot predict with certainty the ultimate resolution of any lawsuits, investigations and claims asserted against us, we do not believe any currently pending legal proceeding to which we are a party will have a material adverse effect on our business, prospects, financial condition, cash flows or results of operations, except for the proceedings described in the immediately succeeding paragraph, which could have a material adverse effect on us.

On February 2, 2010, we filed a Notice of Opposition with the USPTO in response to an application filed by Associated Food Stores, Inc. (“Associated”), which operates supermarkets under the name “A Fresh Market” in Utah, to register the trademark “A Fresh Market”. Associated subsequently filed an answer and counterclaim on March 15, 2010, in which it, among other things, seeks to cancel our registered The Fresh Market trademark and related design mark, alleging that those marks are generic names for the goods and services for which they are registered. We deny Associated’s claims and intend to defend our trademarks in these proceedings. As such, on April 26, 2010, we filed a motion to dismiss the counterclaims made by Associated and to strike certain affirmative defenses raised by Associated. The USPTO has not issued a decision with respect to these matters. See “Business—Intellectual Property”.

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning our current executive officers and directors as of August 13, 2010. The business address of all of our executive officers and directors is 628 Green Valley Road, Suite 500, Greensboro, North Carolina 27408.

Name	Age	Position(s)
Ray Berry	69	Chairman of the Board
Brett Berry	43	Vice Chairman of the Board
Michael Barry	39	Vice Chairman of the Board
David Rea	50	Director*
Jeffrey Naylor	51	Director*
Craig Carlock	43	President and Chief Executive Officer
Lisa Klinger	43	Executive Vice President and Chief Financial Officer
Randy Kelley	39	Senior Vice President—Real Estate and Development
Sean Crane	42	Senior Vice President—Store Operations
Marc Jones	39	Senior Vice President—Merchandising and Marketing

*	Appointment to our board of directors effective upon consummation of this offering.

Backgrounds of Current Executive Officers and Directors

Set forth below is information concerning our current executive officers and directors identified above.

Ray Berry is the founder of The Fresh Market, has served as Chairman of our Board of Directors since he started the company in 1981 and served as our President and Chief Executive Officer from 1981 until 2007. Prior to starting the company, Mr. Ray Berry held positions at numerous grocery and retail companies, including Vice President of Stores at The Southland Corporation (former parent of 7-Eleven) where he was responsible for the operations of nearly 4,000 7-Eleven stores. Mr. Ray Berry received a B.A. in Psychology from San Diego State University and also completed the Stanford Executive Program at the Stanford Graduate School of Business. Mr. Ray Berry is the father of Mr. Brett Berry and the father-in-law of Mr. Michael Barry, both of whom are also members of our board of directors.

We believe Mr. Ray Berry’s qualifications to serve on our board of directors include his knowledge of our company and the food retail industry and his years of leadership at our company.

Brett Berry has served as Vice Chairman of our Board of Directors since March 2009 and has been a director since December 1985. Mr. Brett Berry served as our President and Chief Executive Officer from January 2007 until January 2009. He joined the company as an employee in 1998 and has held various positions in the marketing and operations departments, including Chief Operating Officer, Executive Vice President of Operations and Vice President of Marketing. Prior to joining the company, Mr. Brett Berry was a consultant with Mercer Management Consulting (now Oliver Wyman Group). Mr. Brett Berry received a Masters in Business Administration from the Wharton School of Business, a Juris Doctor from the University of North Carolina School of Law, and an A.B. in English from Davidson College. Mr. Brett Berry is the son of Mr. Ray Berry and the brother-in-law of Mr. Michael Barry, both of whom are also members of our board of directors.

We believe Mr. Brett Berry’s qualifications to serve on our board of directors include his knowledge of our company and the food retail industry and his extensive management experience at our company.

Michael Barry has served as Vice Chairman of our Board of Directors since March 2009 and has been a director since June 2001. Mr. Barry served as our Executive Vice President and Chief Financial Officer from

January 2003 until March 2009. He joined the company as an employee in 2002 and has held various positions in the marketing department. Mr. Barry is currently a manager at Barrier Island Capital Advisors, Inc., an investment fund. Mr. Barry previously worked as an equity research analyst with Frontier Capital Management. Mr. Barry received a Masters in Business Administration from Harvard Business School and a B.A. in Mathematics from Duke University. Mr. Barry is the son-in-law of Mr. Ray Berry and the brother-in-law of Mr. Brett Berry, both of whom are also members of our board of directors.

We believe Mr. Barry’s qualifications to serve on our board of directors include his prior management experience at our company and his expertise in capital markets and investment management.

David Rea has been selected, and has agreed to serve, as a member of our board of directors effective upon consummation of this offering. From January 2007 to March 2008, Mr. Rea served as Senior Vice President and Chief Financial Officer of Sally Beauty Holdings, Inc. From 2000 to 2006, Mr. Rea worked at La Quinta Corporation and La Quinta Properties, Inc., owners/operators of limited-service hotels, serving as President and Chief Operating Officer from February 2005 to January 2006 and Executive Vice President and Chief Financial Officer from June 2000 to February 2005. Prior to joining La Quinta, Mr. Rea held various finance related positions, including positions at T. Rowe Price Associates. Mr. Rea received a Masters in Business Administration from the Amos Tuck School of Business Administration, Dartmouth College and a B.A. from Colgate University.

We believe Mr. Rea’s qualifications to serve on our board of directors include his executive management experience, his financial expertise and his extensive experience in real estate related businesses.

Jeffrey Naylor has been selected, and has agreed to serve, as a member of our board of directors effective upon consummation of this offering. Since February 2009, Mr. Naylor has served as Chief Financial and Administrative Officer of The TJX Companies, Inc. Mr. Naylor has worked at The TJX Companies, Inc. since 2004, serving as Chief Administrative and Business Development Officer from June 2007 to February 2009, Chief Financial and Administrative Officer from September 2006 to June 2007, and Chief Financial Officer from February 2004 to September 2006. Mr. Naylor received a Masters in Management from the J.L. Kellogg Graduate School of Management, Northwestern University and a B.A. in Economics and Political Science from Northwestern University.

We believe Mr. Naylor’s qualifications to serve on our board of directors include his executive management experience, his financial and accounting expertise and his extensive experience in the retail industry.

Craig Carlock has served as our President and Chief Executive Officer since January 2009. Mr. Carlock served as our Senior Vice President and Chief Operating Officer from January 2007 until January 2009. He joined the company in 1999 and previously served as Director of Marketing, Vice President of Marketing and Senior Vice President of Operations. Before joining the company, Mr. Carlock worked at Procter & Gamble in various finance positions for six years. Mr. Carlock received a Masters in Business Administration from the University of Virginia’s Darden School and a B.A. in Economics from Davidson College.

Lisa Klinger has served as our Executive Vice President and Chief Financial Officer since March 2009. Prior to joining the company, Ms. Klinger served as interim Chief Financial Officer during 2008 and Senior Vice President—Finance and Treasurer from May 2005 to March 2009 of Michael’s Stores and Assistant Treasurer at Limited Brands from August 2000 to May 2005. She received a B.S. from Bowling Green State University.

Randy Kelley has served as our Senior Vice President—Real Estate and Development since May 2008. Mr. Kelley served as our Vice President—Real Estate from February 2006 until May 2008. He joined the company in 2004 and previously served as a Real Estate Manager and Director of Real Estate. Prior to joining the company, Mr. Kelley worked with ePLUS Technologies and held various positions at First Union National Bank. He received a Masters in Business Administration from the University of North Carolina at Chapel Hill and a B.A. from the University of North Carolina at Charlotte.

Sean Crane has served as our Senior Vice President—Store Operations since 2006. Mr. Crane served as our Senior Vice President—Real Estate and Development from 2005 until 2006. He joined the company in 2001 and previously served as Controller, Director of Real Estate, Vice President—Real Estate and Vice President—Real Estate and Development. Prior to joining the company, Mr. Crane held various management positions in accounting and finance with Grand Union, Neiman Marcus and Office Depot. Mr. Crane is a Certified Public Accountant and received a Masters in Business Administration from the University of North Carolina at Chapel Hill and a B.B.A. in accounting from Florida Atlantic University.

Marc Jones has served as our Senior Vice President—Marketing and Merchandising since January 2009. Mr. Jones served as our Vice President—Marketing and Merchandising from February to December 2009. He joined the company in 2006 and previously served as Director of Merchandising (Non-Perishables) and Vice President—Marketing (Non-Perishables). Prior to joining the company, Mr. Jones was a Vice President at Daymon Worldwide. He received a Masters in Business Administration from Harvard Business School and two B.A.s from Queens University.

Board of Directors

Board Composition

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently has three members. Upon the consummation of this offering, our amended and restated bylaws will provide that our board of directors will consist of a number of directors to be fixed from time to time by a resolution of the board. Immediately following the completion of this offering, we expect that our board of directors will consist of at least five directors, of which no less than two will be independent. Our board of directors has determined that Messrs. Rea and Naylor are independent as defined under the corporate governance rules of The NASDAQ Stock Market.

As of the consummation of this offering, our certificate of incorporation and amended and restated bylaws will provide for a staggered, or classified, board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I director will be Michael Barry and his term will expire at the annual meeting of stockholders to be held in 2011;

•	the Class II directors will be Brett Berry and David Rea and their terms will expire at the annual meeting of stockholders to be held in 2012; and

•	the Class III directors will be Ray Berry and Jeffrey Naylor and their terms will expire at the annual meeting of stockholders to be held in 2013.

Upon expiration of the term of a class of directors, directors for that class will be elected for a three-year term at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Controlled Company

We intend to avail ourselves of the “controlled company” exception under the corporate governance rules of The NASDAQ Stock Market. Accordingly, we will not have a majority of “independent directors” on our board of directors nor will we have a compensation committee and a nominating and corporate governance committee composed entirely of “independent directors” as defined under the rules of The NASDAQ Stock Market. Further, compensation for our executives and selection of our director nominees will not be determined by a majority of “independent directors” as defined under the rules of The NASDAQ Stock Market. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Sarbanes-Oxley and The NASDAQ Stock Market, which require that our audit committee be composed of at least three members, one of whom will be independent upon the consummation of this offering, a majority of whom will be independent within 90 days from the date of this prospectus and each of whom will be independent within one year from the date of this prospectus.

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee member will be appointed by the board of directors and will serve until his or her successor is elected and qualified, unless he or she is earlier removed or resigns.

Audit Committee

Upon the consummation of this offering, we expect to have an audit committee that consists of at least one director who is not otherwise affiliated with either us or the Berry family. The committee will have responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	overseeing management’s establishment and maintenance of processes to assure our compliance with all applicable laws, regulations and corporate policies;

•	reviewing our annual and quarterly financial statements prior to their filing and prior to the release of earnings; and

•

reviewing the performance of the independent accountants and making decisions regarding the appointment or termination of the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants.

Michael Barry, David Rea and Jeffrey Naylor will serve on the audit committee upon the consummation of this offering, with Mr. Naylor serving as the chair of the audit committee. Our board of directors has affirmatively determined that Messrs. Naylor and Rea are independent directors according to the rules and regulations of the SEC and The NASDAQ Stock Market. In addition, Mr. Naylor has been determined by our board of directors to be an “audit committee financial expert”, as such term is defined in the rules and regulations of the SEC. The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Our board of directors will adopt a written charter for our audit committee, which will be available on our corporate website at www.thefreshmarket.com upon consummation of this offering.

Compensation Committee

Upon the consummation of this offering, we expect to have a compensation committee that will have responsibility for, among other things:

•	reviewing our compensation practices and policies, including equity benefit plans and incentive compensation;

•	reviewing key employee compensation policies;

•	monitoring performance and compensation of our employee-directors, officers and other key employees; and

•	preparing recommendations and periodic reports to the board of directors concerning these matters.

Ray Berry, Brett Berry and David Rea will serve on the compensation committee upon consummation of this offering, with Mr. Rea serving as the chair of the compensation committee. Our board of directors has affirmatively determined that Mr. Rea is an independent director according to the rules and regulations of the SEC and The NASDAQ Stock Market.

Our board of directors will adopt a written charter for our compensation committee, which will be available on our corporate website at www.thefreshmarket.com upon consummation of this offering.

Nominating and Corporate Governance Committee

Upon the consummation of this offering, we expect to have a nominating and corporate governance committee that will have responsibility for, among other things:

•	making recommendations as to the size, composition, structure, operations, performance and effectiveness of the board of directors;

•	establishing criteria and qualifications for membership on the board of directors and its committees;

•	assessing and recommending to the board of directors strong and capable candidates qualified to serve on the board of directors and its committees;

•	developing and recommending to the board of directors a set of corporate governance principles; and

•	considering and recommending to the board of directors other actions relating to corporate governance.

Ray Berry, Brett Berry, Michael Barry and David Rea will serve on the nominating and corporate governance committee upon the consummation of this offering, with Mr. Rea serving as the chair of the nominating and corporate governance committee. Our board of directors has affirmatively determined that Mr. Rea is an independent director according to the rules and regulations of the SEC and The NASDAQ Stock Market.

Our board of directors will adopt a written charter for our nominating and corporate governance committee, which will be available on our corporate website at www.thefreshmarket.com upon consummation of this offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serve, or in the past year have served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors will adopt a code of business conduct and ethics that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors. The code of business conduct and ethics will address, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of business conduct and ethics, employee misconduct, conflicts of interest or other violations. Our code of business conduct and ethics will be publicly available on our website at www.thefreshmarket.com. Any waiver of our code of business conduct and ethics with respect to our chief executive officer, chief financial officer, controller or persons performing similar functions may only be authorized by our audit committee and will be disclosed as required by applicable law.

Director Compensation

Our directors in 2009 were Ray Berry, Brett Berry and Michael Barry. All such directors were also executive officers, and they did not receive any compensation for their services as directors in addition to their executive compensation.

In connection with the offering, our board of directors has engaged the outside consulting firm Fred W. Cook & Company, Inc. (“FW Cook”) to help develop compensation policies that are appropriate for a public company. Together with FW Cook, our board of directors will undertake a review of director and executive officer compensation trends at comparable companies and set compensation programs following the completion of this offering.

Upon consummation of this offering, only those directors who are considered independent directors under the rules of The NASDAQ Stock Market will receive compensation from us for their service on our board of directors. Accordingly, Ray Berry, Brett Barry and Michael Barry will not receive compensation from us for their service on our board of directors. Our independent directors will each receive:

•	an annual retainer of $40,000 in cash;

•	an additional annual retainer of $15,000 in cash to the chairs of the audit committee and the compensation committee; and

•	$1,000 in cash for in-person attendance at meetings and $500 in cash for telephonic attendance at meetings, for each board or committee meeting in excess of six board or committee meetings per year.

In lieu of these annual board and committee chair cash retainers, directors will be able to elect to receive deferred stock units (“DSUs”). DSUs will be distributed in shares of our common stock, with the timing of distribution to be based on director elections in accordance with Internal Revenue Code Section 409A. In addition, our independent directors will receive an annual equity grant of $60,000 in restricted stock units (“RSUs”). The RSUs will be granted at (1) the time of each annual meeting of stockholders, for continuing directors and (2) the time of appointment, for directors appointed to the board of directors following the annual meeting of stockholders. The RSUs will vest at the earlier of one year from the date of grant and the next annual meeting of stockholders. Upon vesting, the RSUs will be mandatorily deferred and distributed in shares of our common stock six months following termination of service on our board of directors.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis explains the material elements of the compensation of our named executive officers in 2009, who are set forth in the table below:

Name	Title
Craig Carlock	President and Chief Executive Officer (“CEO”)
Brett Berry	Vice Chairman and Former President and CEO
Lisa Klinger	Executive Vice President and Chief Financial Officer (“CFO”)
Michael Barry	Vice Chairman and Former Executive Vice President and CFO
Sean Crane	Senior Vice President—Store Operations
Marc Jones	Senior Vice President—Merchandising and Marketing
Randy Kelley	Senior Vice President—Real Estate and Development

How have compensation decisions historically been made, and how is the compensation program likely to evolve after the offering?

Prior to this offering, we were privately held by the Berry family. Accordingly, we have not been subject to stock exchange listing or SEC rules, including those requiring that a majority of our board of directors be independent or regarding the formation and functioning of board committees, such as the compensation committee. All of our prior compensation policies and determinations pertaining to our named executive officers, including those made for 2009, were the product of negotiations between the named executive officers and the board of directors.

In connection with the offering, our board of directors has engaged the outside consulting firm FW Cook to help develop compensation policies that are appropriate for a public company. Together with FW Cook, our board of directors will undertake a review of director and executive officer compensation trends at comparable companies and set compensation programs following the completion of this offering.

Following this offering, we anticipate that our compensation programs for our named executive officers, as developed and implemented by our compensation committee, will vary from our historical practice. We expect that our compensation committee will meet several times per year to determine the components and levels of compensation and the appropriate performance metrics. While our post-offering plans and programs have not yet been determined, before the consummation of this offering, we anticipate implementing an omnibus incentive compensation plan that would enable us to grant a range of cash- and equity-based incentive awards, the vesting criteria of which may be performance- or time-based. See “—2010 Omnibus Incentive Compensation Plan”. In addition, we recently implemented a non-qualified deferred compensation plan in which our named executive officers, other than our former officers, are eligible to participate. See “—Compensation Programs and Practices in 2009—Did we offer the named executive officers the opportunity to participate in a nonqualified deferred compensation plan?”.

Compensation Programs and Practices in 2009

What were the objectives and principles of our named executive officers’ compensation?

The following description explains the objectives and principles of our named executive officers’ compensation in 2009:

•

Achieving strong, consistent business performance: Our primary goal was achieving strong business performance that would maximize our long-term value. We advanced this goal by emphasizing annual, merit-based salary increases rather than short-term incentives. While still rewarding superior performance, this practice provided our named executive officers with predictable compensation levels that did not encourage excessive risk-taking for short-term gain.

•

Aligning interests with stockholders: We sought to align the interests of the named executive officers with those of our stockholders by granting equity-based awards, which tied our named executive officers’ compensation to our equity value.

•

Attracting and retaining valuable employees: We believe that attracting and retaining proven, talented executives is critical to maximizing our long-term performance. Accordingly, in 2009 we set our named executive officers’ total compensation at levels that we believed were competitive with those of comparably positioned executives at firms in our industry and geographic region (although we did not formally benchmark pay levels against those at peer firms) and granted performance-based awards with vesting requirements.

•

Fostering company cohesion: We believe that aligning the compensation of our named executive officers with that of other employees is critical to fostering a sense of common purpose within our company. Accordingly, in 2009 we generally adjusted compensation levels for our named executive officers in a manner directionally consistent with the adjustments we have made in compensation for other store employees.

What were the components of our named executive officers’ compensation program and how did they reflect the objectives and principles described above?

The principal components of our named executive officers’ compensation program in 2009 were base salaries, annual cash bonuses, quarterly performance bonuses and long-term incentive compensation. We also provided named executive officers with retirement benefits (including matching contributions to our 401(k) plan), health and welfare benefits and limited perquisites (such as personal use of corporate automobiles).

We believe that the combination of these components achieved the objectives and principles described above. In the following sections, we will provide more detail about the various components of our 2009 compensation programs and the components’ roles in implementing our objectives and principles.

How were base salaries determined?

Historically, our board of directors reviewed and decided whether to adjust base salaries for both the named executive officers and certain other corporate and store employees at the same time. This company-wide annual review of base salaries, which generally took place in February of each year, helped promote company cohesion. In setting base salaries for the named executive officers, the board of directors engaged in a subjective analysis that took into consideration individual and company performance, market conditions, job responsibilities, the prior year’s base salaries and relativity in pay, both among the named executive officers and between the named executive officers and certain other employees.

In February 2009, Messrs. Carlock, Jones and Kelley received salary increases as a result of job promotions: Mr. Carlock received a 27.3% base salary increase (from $274,941 to $350,000) when he was promoted from Chief Operating Officer to CEO; Mr. Jones received a 10.5% base salary increase (from $190,045 to $210,000) when he was promoted from Vice President—Merchandise to Senior Vice President—Merchandising and Marketing; and Mr. Kelley received a 5.3% base salary increase (from $189,934 to $200,000) when he was promoted from Vice President—Real Estate to Senior Vice President—Real Estate and Development. In October 2009, Mr. Crane received a modest salary increase in recognition of a 63.4% increase in our EBITDA (i.e., earnings before interest expense, tax expense and depreciation and amortization expenses for the year plus store closure and exit costs) for the nine months ended September 27, 2009 compared to the nine months ended September 26, 2008. Ms. Klinger’s 2009 base salary was set at the time of her hiring in March 2009.

Upon consummation of this offering, the compensation committee will play a significant role in the annual review and base salary determination of named executive officers.

How was annual bonus compensation determined?

Historically, the board of directors has awarded annual cash performance bonuses in order to motivate the named executive officers and reward them on the basis of a variety of criteria. In determining the amount of such awards, the board of directors conducted a subjective analysis of individual and company performance, job responsibilities and relativity of bonus awards among the named executive officers. With regard to company performance, the board of directors considered metrics such as growth in sales, EBITDA and gross profit. With regard to individual performance, the board of directors considered the named executive officer’s individual contribution to the company’s performance, management skills and potential to contribute to the company in the future.

In 2009, Messrs. Carlock, Crane, and Kelley were offered, and each accepted, the opportunity to receive quarterly performance bonuses in lieu of annual performance bonuses. The amounts of these bonuses were determined at the discretion of our board of directors. The amounts of the quarterly performance bonuses for 2009 were principally based on the company’s cash flow. In addition, at Mr. Crane’s request, in lieu of certain stock options he would have otherwise been awarded, we awarded him a $730,183 discretionary bonus ($625,000 of which was paid in 2009 and the balance of which was paid in 2010). The board of directors agreed to this arrangement because Mr. Crane was a long-term employee of the company, and the board of directors concluded that an additional grant of stock options was not needed to retain or motivate him.

In 2009, Ms. Klinger’s and Mr. Jones’s annual bonus amounts were determined by means of a subjective analysis by the board of directors and our Chief Executive Officer that took into consideration their individual and company performance, particularly with respect to annual growth in EBITDA. Ms. Klinger, however, was entitled to a bonus of at least $50,000 pursuant to the terms of her employment agreed upon at the time of her hiring.

What types of long-term incentive compensation did the named executive officers receive?

For 2009, the named executive officers, other than our former officers, received a substantial portion of compensation in the form of long-term cash- and equity-based awards. Such awards were designed to align the incentives of our executives with the interests of our stockholders and with our long-term success. Additionally, the board of directors believed that such awards enabled us to attract, motivate and retain executive talent.

Prior to 2009, the board of directors allowed some of the named executive officers to choose between receiving Shadow Equity Bonus awards (“SEBs”) or immediate cash payments in lieu of such awards. The board of directors permitted such named executive officers to choose between such awards (1) at the time of the board’s annual review of the company’s compensation programs, (2) in connection with a promotion or (3) in connection with the board of directors’ determination that the named executive officer had made a significant contribution to the company, such as taking actions that the board believed increased the company’s sales or gross profit or demonstrated exceptional management skills. If the named executive officer chose SEBs, the named executive officer could not reverse the election and request the previously forgone immediate cash payment in a later year. While the immediate cash payments provided for a fixed amount of cash payable within 30 days of the election, SEBs generally vested five years after the grant date, and paid a cash amount equal to the cash base amount of the relevant SEB (such amount being equal to the forgone immediate cash payment) increased by the percentage increase in average EBITDA for the three years preceding vesting from average EBITDA for the three years preceding the grant of the award; however, the payout could never be less than the cash base amount of the relevant SEB. The board of directors believed that this EBITDA comparison was an appropriate performance metric because it rewards sustained earnings growth and encourages the named executive officers to focus on our long-term success. In addition, because stockholder dividends were historically paid on the basis of EBITDA, this arrangement further aligned stockholder and employee incentives. The levels of the immediate cash payments and the SEB cash base amounts were based on the named executive officers’ job levels and responsibilities.

In 2009, the board of directors determined not to issue any additional SEBs to any of the named executive officers. Ms. Klinger, however, received an SEB award pursuant to the terms agreed upon at the time of her hiring. Instead, our board of directors and its Chairman, Mr. Ray Berry, who is also our principal stockholder, decided that Mr. Ray Berry would grant the named executive officers, other than Mr. Brett Berry and Mr. Barry, stock options exercisable for shares owned by him. Ms. Klinger was also granted such stock options. The stock options generally fully vest after ten years or upon certain events such as a change in control or the consummation of an initial public offering. The terms of the options stipulate that they are forfeited if they are not exercised within 60 days following any vesting event.

In connection with this offering, the board of directors plans to grant the named executive officers options to purchase shares of the company’s common stock as well as restricted shares and/or RSUs in order to ensure that the named executive officers retain an equity interest in the company and that their interests remain aligned with those of the company’s stockholders. The options will have an exercise price equal to the public offering price of the shares of common stock sold in this offering. Any portion of the options, restricted shares or RSUs, as applicable, granted to the named executive officers that is not vested at the time of the termination of a named executive officer’s employment would become vested if the named executive officer’s employment is terminated by the company without “cause” or by the named executive officer for “good reason” within six months prior to, or two years following, a change in control. See “—Did the named executive officers participate in a severance plan?” below.

Why did Mr. Ray Berry grant stock options to the named executive officers?

Stock options provide increased value to the named executive officers if the value of our common stock increases and the named executive officers remain employed for a significant period of time. This serves to align their interests with those of our stockholders and helps us to retain these officers.

What were our general practices regarding the granting of stock options?

The number of stock options granted to the named executive officers was discretionary, but factors considered included their relative job responsibilities and the value of certain SEBs that the executives forfeited. Stock options were granted to the named executive officers with a strike price set at a 40% discount to the board’s estimate of enterprise value, net of debt, in consideration of the substantial illiquidity of our equity as a private company and the risks associated with being minority stockholders in a private company with concentrated equity ownership.

As discussed above, in connection with this offering, the board of directors plans to grant the named executive officers options to purchase shares of the company’s common stock. The options will have an exercise price equal to the public offering price of the shares of common stock sold in this offering.

Did we offer the named executive officers the opportunity to participate in a nonqualified deferred compensation plan?

No. During 2009, we did not offer our named executive officers the opportunity to participate in a nonqualified deferred compensation plan. However, on January 1, 2010, we adopted The Fresh Market 2010 Deferred Compensation Plan (the “Deferred Compensation Plan”), which was amended and restated effective March 1, 2010 to allow for the deferral of SEBs. The Deferred Compensation Plan permits the named executive officers to defer up to 80% of base salary and 100% of any annual bonus on a pre-tax basis. Deferred amounts may be invested notionally in a variety of funds. The company will make matching credits to the named executive officers’ individual accounts to compensate for company contributions that would have been made to the named executive officers’ individual 401(k) plan accounts had the named executive officers not participated in the Deferred Compensation Plan. The Deferred Compensation Plan also permits the company to make additional, discretionary contributions. Deferred amounts will be distributed at times elected by the participant during service or upon termination of employment, subject to terms and conditions of the plan.

Did the named executive officers receive perquisites?

We provided the named executive officers with access to corporate automobiles (and paid the related taxes and insurance) and a company credit card to pay for gas and vehicle maintenance. This perquisite developed because, historically, our employees, including our named executive officers, were required to travel significantly to promote our business and monitor our store operations. We also provided a reimbursement for deductibles and out-of-pocket medical expenses through executive health insurance and reimbursement of relocation expenses.

Did the named executive officers participate in a severance plan?

No. During 2009, we did not offer our named executive officers the opportunity to participate in a severance plan. However, prior to consummation of this offering, we expect to adopt a plan that will provide for payments and other benefits in the event of certain terminations of employment (as described below) and enhanced benefits if such terminations of employment occur in connection with a change in control of the company. The purpose of this plan is to retain the named executive officers and other critical employees and to encourage them to remain with us and work to increase stockholder value, particularly in situations that pose professional uncertainty, such as a change in control.

The severance plan will provide that, in the event that a named executive officer’s employment is terminated by us without “cause” or by the named executive officer for “good reason”, then the named executive officer will be entitled to the following compensation and benefits: (1) severance pay in an amount equal to the product of the named executive officer’s annual base salary and a severance multiple of two for Mr. Carlock and 1.5 for Ms. Klinger and Messrs. Crane, Jones and Kelley; (2) a prorated annual bonus; and (3) continued medical and welfare benefits for the named executive officer and his or her spouse and dependents for a number of years equal to the severance multiple.

The severance plan will provide that, in the event that a named executive officer’s employment is terminated by us without “cause” or by the named executive officer for “good reason”, within six months prior to a change in control of the company (provided that the named executive officer demonstrates that the termination was related to the change in control) or within two years following a change in control of the company, in addition to the compensation and benefits described above, the named executive officer will also be entitled to (1) additional severance pay in an amount equal to the product of the named executive officer’s target annual bonus and the severance multiple and (2) full vesting of all equity-based awards held by the named executive officer on the date of termination.

For purposes of the severance plan, the company will be able to terminate a named executive officer for “cause” if the named executive officer (1) willfully fails to perform his or her duties; (2) engages in either gross misconduct that harms the company or illegal conduct; (3) willfully and materially breaches any agreement with the company; (4) willfully violates any material provision of the company’s code of business conduct and ethics; or (5) willfully fails to cooperate with an investigation by any governmental authority. For purposes of the severance plan, a named executive officer may terminate such named executive officer’s employment for “good reason” if the company (1) fails to pay compensation when due; (2) delivers notice of its intent to terminate the named executive officer’s employment for any reason other than for “cause” or disability; (3) reduces the named executive officer’s annual base salary or (4) moves the named executive officer’s principal place of employment to a location more than 50 miles away; In addition, in the event of a change in control of the company, a named executive officer may also terminate such named executive officer’s employment for “good reason” if the company (5) reduces the named executive officer’s target annual bonus or target long-term incentive opportunity; (6) materially reduces the named executive officer’s retirement or welfare benefits; (7) makes a material adverse change to the named executive officer’s positions, duties, responsibilities or reporting relationships; or (8) removes the named executive officer from or fails to reelect the named executive officer to any offices he or she held immediately before the change in control.

Were the named executive officers parties to employment agreements or change-in-control agreements?

Other than Ms. Klinger, whose terms of employment were agreed upon at the time of her hiring, none of the named executive officers has been party to an employment agreement. None of our named executive officers was party to a change-in-control agreement in 2009.

In order to be eligible for the benefits provided by the severance plan, the named executive officers will be required to sign employment agreements. The employment agreements will bind the named executive officers during the term of their employment, and for a period of time thereafter, to restrictive covenants relating to noncompetition, nonsolicitation, nondisclosure of confidential information and nondisparagement. Following termination of employment, each restrictive covenant other than nondisclosure of confidential information and nondisparagement will expire after two years with respect to Mr. Carlock and after 1.5 years with respect to Ms. Klinger and Messrs. Crane, Jones and Kelley. However, the named executive officers would not be subject to the noncompetition covenant following a change in control. The covenant against nondisclosure of confidential information does not expire.

Did any other components of our named executive officers’ compensation provide benefits upon a termination of employment or a change in control?

Yes. The SEBs and stock options contained vesting triggers tied to a termination of employment due to the executive’s death or disability. They also contained vesting triggers tied to a sale of all or substantially all of the assets or the equity interests of the company by the Berry family, or, with respect to stock options, a partial sale of the company by the Berry family or the consummation of an initial public offering. In the event of a vesting trigger other than a partial sale, the long-term incentive awards would vest in full. In the event of a partial sale, the stock options would vest pro rata in proportion to the percentage of equity sold by the Berry family. Stock options will be forfeited if not exercised within 60 days of any vesting event. Vesting triggers tied to a change in control encouraged the named executive officers to remain with us and to work to increase stockholder value despite the professional uncertainty that such transactions may pose to the named executive officers.

We expect that the terms of the stock options will be amended such that, if this offering is consummated, the officers will be able to sell shares in this offering. Following consummation of this offering, previously awarded SEBs will remain outstanding in accordance with their terms.

Did we consider the tax impact of the compensation that we provide?

Section 162(m) of the Internal Revenue Code limits the tax deductibility by a public company of compensation in excess of $1 million paid to certain of its most highly compensated executive officers. However, performance-based compensation that has been approved by stockholders is excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals.

Historically, as a private company, the limitations of Section 162(m) have not been applicable to us. In the future, we anticipate that the compensation committee will consider the tax impact of all compensation arrangements in light of our overall compensation philosophy and objectives. However, there may be circumstances in which our and our stockholders’ interests are best served by providing compensation that is not fully deductible and our ability to exercise discretion outweighs the advantages of qualifying compensation under Section 162(m).

2009 SUMMARY COMPENSATION TABLE

Name	Position	Year	Salary($)	Bonus($)(1)	Option Awards($)(2)	Non-Equity Incentive Plan Compen- sation($)(3)	All Other Compen- sation($)(4)	Total($)
Brett Berry	Vice Chairman of the Board and former CEO	2009	97,885				15,277	113,162
Michael Barry	Vice Chairman of the Board and former CFO	2009	97,885				16,877	114,762
Craig Carlock	President and Chief Executive Officer	2009	334,904	306,909	818,138		15,067	1,475,018
Lisa Klinger	Executive Vice President and Chief Financial Officer	2009	258,923	215,500	1,760,546		95,105	2,330,074
Sean Crane	Senior Vice President—Store Operations	2009	242,105	914,728	490,883		23,181	1,670,897
Randy Kelley	Senior Vice President—Real Estate and Development	2009	200,115	123,364	327,255	14,223	16,384	681,341
Marc Jones	Senior Vice President— Merchandising and Marketing	2009	209,500	75,000	880,273		15,827	1,180,600

(1)	Bonus compensation for Messrs. Carlock, Crane and Kelley includes the amount of certain discretionary quarterly performance bonuses. Mr. Carlock received $306,909 in such bonuses; Mr. Crane received $184,545 in such bonuses; and Mr. Kelley received $123,364 in such bonuses. Mr. Crane’s bonus amount also includes an additional $730,183 discretionary payment. The value in this column for Ms. Klinger consists of (i) her annual bonus, $50,000 of which was a guaranteed minimum bonus, and $65,500 of which was payable at the discretion of the board of directors, and (ii) her $100,000 signing bonus. The value in this column for Mr. Jones consists of his annual bonus, the entire amount of which was payable at the discretion of the board of directors.
(2)	Amounts disclosed in this column represent the grant-date fair market value of the options granted to the executives in 2009, computed in accordance with FASB ASC Topic 718, determined using the Black-Scholes option-pricing model. Options granted to the executives other than Ms. Klinger and Mr. Jones were valued based on a volatility of 40%, an estimated life of 10 years, a risk-free rate of return of 4.09% and a stock value of $4,623 per share (which does not give effect to the for stock split). Options granted to Ms. Klinger and Mr. Jones were valued based on a volatility of 40%, an estimated life of 9.58 years, a risk-free rate of return of 4.08% and a stock value of $8,901 per share (which does not give effect to the for stock split).
(3)	This column consists of the value of Mr. Kelley’s SEBs that were fully earned as of December 31, 2009.
(4)	All Other Compensation for each officer includes reimbursements and costs paid directly by us for personal use of corporate vehicles, including the related taxes, maintenance, insurance and gas (and, in the case of Ms. Klinger, the full $46,850 purchase price of a company car purchased on her behalf), retirement benefit matching contributions and deductibles and out-of-pocket expenses for medical insurance. Ms. Klinger’s All Other Compensation also includes $41,564 in relocation expenses.

2009 GRANTS OF PLAN-BASED AWARDS TABLE

During 2009, the named executive officers received several types of plan-based awards, as shown in the table below.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/ Share) (2)	Closing Market Price on the Grant Date ($/Share))		Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)
Brett Berry
Michael Barry
Craig Carlock	7/16/2009					441.1875	9,146	4,623	(3)	818,138
Lisa Klinger	12/18/2009					352.9500	9,146	8,901	(4)	1,760,546
	2009	100,000	268,797
Sean Crane	7/20/2009					264.7125	9,146	4,623	(3)	490,883
Randy Kelley	7/20/2009					176.4750	9,146	4,623	(3)	327,255
Marc Jones	12/16/2009					176.4750	9,146	8,901	(4)	880,273

(1)	Amounts disclosed relate to Ms. Klinger’s SEB award. While SEB awards do not have specific target amounts, the amount reported under the “Target” column is a representative amount based on our performance trends.
(2)	The exercise price of the stock options was determined by our board of directors by dividing the board’s estimate of our enterprise value, net of debt, on the grant date by the number of outstanding shares, and applying a 40% discount. The amounts in this column do not give effect to the for stock split.
(3)	The value of our stock is based on an independent valuation that valued our stock on a non-marketable minority interest basis as of the grant date. The amounts in this column do not give effect to the for stock split.
(4)	The value of our stock is based on management’s estimate, relying in part on the independent valuation referred to above, that valued our stock on a non-marketable minority interest basis as of the grant date. The amounts in this column do not give effect to the for stock split.

Narrative to the Summary Compensation and Grants of Plan-Based Awards Tables

The following describes material features of the compensation disclosed in the 2009 Summary Compensation Table and the 2009 Grants of Plan-Based Awards Table.

Bonus Awards

The Summary Compensation Table shows amounts granted under bonus awards. See “Compensation Discussion and Analysis”.

Shadow Equity Bonus Awards

Both tables show amounts granted under SEB awards. The “Non-Equity Incentive Plan Compensation Column” of the 2009 Summary Compensation Table reports amounts earned by Mr. Kelley in respect of an SEB performance cycle completed during 2009. The 2009 Grants of Plan-Based Awards Table provides information about a grant of SEBs made to Ms. Klinger during 2009. See “Compensation Discussion and Analysis”.

Stock Options

Stock options shown in the tables were granted to the named executive officers by Ray Berry, our principal stockholder. We expect that the terms of the stock options will be amended such that, if this offering is consummated, the officers will be able to sell shares in this offering. See “Compensation Discussion and Analysis”.

Agreed Terms of Employment

In 2009, pursuant to the agreed terms of employment at the time of her hiring, Ms. Klinger was entitled to a base salary of $330,000 per year, a target bonus of 35% of base salary with a guaranteed minimum amount of $50,000, SEB awards of $100,000, a signing bonus of $100,000, participation in executive health insurance covering costs of up to $50,000 per year and a company car not to exceed a cost of $65,000.

2009 OUTSTANDING EQUITY AWARDS AT YEAR-END TABLE

The table below provides information on the named executive officers’ outstanding equity awards as of December 31, 2009.

Name	Option Awards(1)
	Option Grant Date	Number of Securities Underlying Unexercised Options		Option Exercise Price ($/Share)	Option Expiration Date
		Exercisable (#)	Unexercisable (#)
Brett Berry
Michael Barry
Craig Carlock	7/16/2009		441.1875	9,146	9/14/2019
Lisa Klinger	12/18/2009		352.9500	9,146	9/18/2019
Sean Crane	7/20/2009		264.7125	9,146	9/18/2019
Randy Kelley	7/20/2009		176.4750	9,146	9/18/2019
Marc Jones	12/16/2009		176.4750	9,146	9/18/2019

(1)	Each of the options shown in the table will fully vest upon the earliest of (i) with respect to each named executive officer who held stock options on December 31, 2009 other than Mr. Carlock, continued employment through July 20, 2019, and with respect to Mr. Carlock, continued employment through July 16, 2019, (ii) a sale of all or substantially all of our assets or equity, (iii) the consummation of an initial public offering and (iv) the date on which the named executive officer’s employment ends because of death or disability. The options would also vest pro rata in the event of a partial sale of our company by the Berry family in proportion to the amount of common stock sold by the Berry family. We expect that the terms of the stock options will be amended such that, if this offering is consummated, the officers will be able to sell shares in this offering. The terms of the options stipulate that they are forfeited if they are not exercised within 60 days following any vesting event. The amounts in this table do not give effect to the for stock split.

2009 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

None of our named executive officers are party to an employment agreement with change in control or severance provisions. They have, however, been awarded long-term incentive compensation in the form of stock options and Shadow Equity Bonus awards, which provide for full vesting in the event of a named executive officer’s termination due to death or disability and certain change in control events, including a sale of the company or, in the case of stock options but not SEBs, an initial public offering. With respect to stock options, in the event of a partial sale of the company, the stock options would vest pro rata in proportion to the percentage of equity sold by the Berry family. We expect that the terms of the stock options will be amended such that, if this offering is consummated, the officers will be able to sell shares in this offering. Following this offering the SEBs will remain outstanding in accordance with their terms. For more information, please see “Compensation Discussion and Analysis”.

Assuming termination of employment or change in control occurred on December 31, 2009, the dollar value, of the payments and other benefits to be provided to each named executive officer are estimated to be as follows.

Name	Benefit	Termination due to Death or Disability ($)(3)	Change in Control ($)
Brett Berry		—	—
Michael Barry		—	—
Craig Carlock	Stock Option Acceleration (1)	5,782,746	5,782,746
Lisa Klinger	Shadow Equity Bonus Acceleration (2) Stock Option Acceleration (1)	132,150 4,626,197	132,150 4,626,197
Sean Crane	Stock Option Acceleration (1)	3,469,648	3,469,648
Randy Kelley	Shadow Equity Bonus Acceleration (2) Stock Option Acceleration (1)	105,933 2,313,098	105,933 2,313,098
Marc Jones	Shadow Equity Bonus Acceleration (2) Stock Option Acceleration (1)	284,683 2,313,098	284,683 2,313,098

(1)	The value of the acceleration of each stock option reflects the difference between the option strike price and the value of the shares underlying the option as of December 31, 2009, assuming the Company is sold for cash based upon our estimate of December 31, 2009 enterprise value, net of debt.
(2)	The value of the SEB acceleration is equal to the cash base amount of the relevant SEB increased by the percentage increase in average EBITDA for the three years preceding December 31, 2009 from average EBITDA for the three years preceding the grant of the awards; however, the payout will never be less than the cash base amount of the relevant Shadow Equity Bonus award.
(3)	Upon death or disability on December 31, 2009, the options held by the named executive officers would likely have been cancelled in exchange for cash payments equal to their spread values. Pursuant to the stock option agreements, the values of the underlying shares must be determined pursuant to an appraisal process that could result in values different from those set forth above.

2010 OMNIBUS INCENTIVE COMPENSATION PLAN

General

Set forth below is a summary of the 2010 Omnibus Incentive Compensation Plan (the “Omnibus Plan”), which is qualified in its entirety by the specific language of the Omnibus Plan, a copy of which is attached as an exhibit to the registration statement of which this prospectus is a part.

We anticipate that prior to the consummation of this offering, the Omnibus Plan will be adopted by our board of directors and approved by our stockholders. The purpose of the Omnibus Plan is to promote the interests of the company and our stockholders by (i) attracting and retaining exceptional directors, officers, employees and consultants (including prospective directors, officers, employees and consultants) and (ii) enabling such individuals to participate in our long-term growth and financial success.

Summary of the Omnibus Plan

Types of Awards. The Omnibus Plan would provide for the grant of options intended to qualify as incentive stock options (“ISOs”) under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), nonqualified stock options (“NSOs”), stock appreciation rights (“SARs”), restricted share awards, restricted stock units (“RSUs”), performance compensation awards, cash incentive awards, deferred share units and other equity-based and equity-related awards.

Plan Administration. The Omnibus Plan would be administered by our board of directors, the compensation committee of the board of directors or a subcommittee thereof, or such other committee our board of directors designates to administer the Omnibus Plan (the “Committee”). Subject to the terms of the Omnibus Plan and applicable law, the Committee would have discretion to administer the Omnibus Plan, including, but not limited to, the authority to (i) designate participants, (ii) determine the type or types of awards to be granted to a participant, (iii) determine the number of common shares to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, awards, (iv) determine the terms and conditions of any awards, (v) determine the vesting schedules of awards and, if certain performance criteria must be attained in order for an award to vest or be settled or paid, establish such performance criteria and certify whether, and to what extent, such performance criteria have been attained, (vi) determine whether, to what extent and under what circumstances awards may be settled or exercised in cash, common shares, other securities, other awards or other property, or canceled, forfeited or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended, (vii) determine whether, to what extent and under what circumstances cash, common shares, other securities, other awards, other property and other amounts payable with respect to an award shall be deferred either automatically or at the election of the holder thereof or of the Committee, (viii) interpret, administer, reconcile any inconsistency in, correct any default in and/or supply any omission in, the Omnibus Plan and any instrument or agreement relating to, or award made under, the Omnibus Plan, (ix) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Omnibus Plan, (x) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Omnibus Plan.

Subject to adjustment for changes in capitalization, the maximum aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the Omnibus Plan would be equal to                      (the “Plan Share Limit”), of which                      common shares may be delivered pursuant to ISOs granted under the Omnibus Plan (the “Plan ISO Limit”). Awards that are required to be settled in cash would not reduce the Plan Share Limit. If any award granted under the Omnibus Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of all common shares subject thereto, or is settled other than wholly by the delivery of shares of common stock (including, without limitation, cash settlement), then, in each case, the number of shares subject to such award that were not issued with respect to such award would not be treated as issued under the Omnibus Plan and the Plan Share Limit would be increased by such number of shares. Further, the Plan Share Limit would be increased as a result of the surrender or tender of shares of common stock in payment of the exercise price of an award or any taxes required to be withheld in respect of an award; however, the Plan ISO Limit would not be increased. With respect to awards intended to qualify as “qualified performance-based compensation” for purposes of Section 162(m) of the Code, subject to adjustment for changes in capitalization, (i) in the case of awards that are settled in shares of common stock, the maximum number of shares that would be available to be granted to any participant in any year under the Omnibus Plan would be                      (the “Annual Individual Plan Share Limit”), and (ii) in the case of awards that are settled in cash based on the fair market value of a share, the maximum aggregate amount of cash that may be paid pursuant to awards granted to any participant in any year under the Omnibus Plan would be equal to the per-share fair market value as of the relevant vesting, payment or settlement date multiplied by the Annual Individual Plan Share Limit. In the case of all awards other than those described in the preceding sentence, the maximum aggregate amount of cash and other property (valued at its fair market value) other than common shares that may be paid or delivered pursuant to awards under the Omnibus Plan to any participant in any fiscal year would be equal to                     .

Changes in Capitalization. In the event of any extraordinary dividend or other extraordinary distribution, recapitalization, rights offering, stock split, reverse stock split, split-up or spin-off affecting the shares of common stock, the Committee would make adjustments and other substitutions to awards under the Omnibus Plan in the manner it determined to be appropriate or desirable. In the event of any reorganization, merger, consolidation, combination, repurchase or exchange of our common stock or other similar corporate transactions, the Committee in its discretion would be permitted to make such adjustments and other substitutions to the Omnibus Plan and awards under the Omnibus Plan as it deemed appropriate or desirable.

Substitute Awards. Subject to prohibitions on “repricing”, the Committee would be permitted to grant awards in assumption of, or in substitution for, outstanding awards previously granted by us or any of our affiliates or a company that we acquired or with which we combined. Any shares of common stock issued by us through the assumption of or substitution for outstanding awards granted by a company that we acquired would not reduce the aggregate number of shares available for awards under the Omnibus Plan, except that awards issued in substitution for ISOs would reduce the Plan ISO Limit.

Source of Shares. Any shares issued under the Omnibus Plan would consist, in whole or in part, of authorized and unissued shares of common stock or of treasury shares.

Eligible Participants. Any director, officer, employee or consultant (including any prospective director, officer, employee or consultant) of us or our affiliates would be eligible to participate in the Omnibus Plan. We currently expect that awards will be generally limited to approximately                      employees and non-employee directors (of whom there are currently eligible directors).

Stock Options. The Committee would be permitted to grant both ISOs and NSOs under the Omnibus Plan. The exercise price for options would not be less than the fair market value (as defined in the Omnibus Plan) of common stock on the grant date. The Committee would not reprice any option granted under the Omnibus Plan without the approval of our stockholders. All options granted under the Omnibus Plan would be NSOs unless the applicable award agreement expressly stated that the option was intended to be an ISO. Under the Omnibus Plan, all ISOs and NSOs would be intended to qualify as “performance-based compensation” under Section 162(m) of the Code, unless otherwise determined by the Committee. Subject to the provisions of the Omnibus Plan and the applicable award agreement, the Committee would determine, at or after the grant of an option, the vesting criteria, term, methods of exercise, methods and form of settlement and any other terms and conditions of any option.

Subject to the applicable award agreement, options would vest and become exercisable with respect to 25% of the common shares subject to such options on each of the first four anniversaries of the grant date. Unless otherwise set forth in the applicable award agreement, each option would expire upon the earlier of (a) the tenth anniversary of the date the option was granted and (b) three months after the participant who was holding the option ceased to be a director, officer, employee or consultant for us or one of our affiliates. The exercise price would be permitted to be paid (1) with cash (or its equivalent), (2) in the discretion of the Committee, (i) with previously acquired common shares, (ii) through delivery of irrevocable instructions to a broker to sell our common stock otherwise deliverable upon the exercise of the option (provided that there was a public market for our common stock at such time) or (iii) by having us withhold common stock otherwise issuable pursuant to exercise of the option or (3) any other method or combination of methods approved by the Committee, provided that the combined value of all cash and cash equivalents and the fair market value of any such shares of common stock so tendered to us as of the date of such tender, together with any such shares withheld by us in respect of taxes relating to an option, was at least equal to such aggregate exercise price.

Stock Appreciation Rights. The Committee would be permitted to grant SARs under the Omnibus Plan. The exercise price for SARs would not be less than the fair market value (as defined in the Omnibus Plan) of our common stock on the grant date. The Committee would not reprice any SAR granted under the Omnibus Plan without the approval of our stockholders. Upon exercise of a SAR, the holder would receive cash, common shares, other securities, other awards, other property or a combination of any of the foregoing, as determined by the Committee, equal in value to the excess, if any, of the fair market value of a share of common stock on the date of exercise of the SAR over the exercise price of the SAR. Under the Omnibus Plan, all SARs would be intended to qualify as “performance-based compensation” under Section 162(m) of the Code, unless otherwise determined by the Committee. Subject to the applicable award agreement, SARs would vest and become exercisable with respect to              of the common shares subject to such SARs on each of the first              anniversaries of the grant date. Unless otherwise set forth in the applicable award agreement, each SAR would expire upon the earlier of (a) the tenth anniversary of the date the SAR was granted and (b) three months after the participant who was holding the SAR ceased to be a director, officer, employee or consultant for us or one of our affiliates. Subject to the provisions of the Omnibus Plan and the applicable award agreement, the Committee would determine, at or after the grant of a SAR, the vesting criteria, term, methods of exercise, methods and form of settlement and any other terms and conditions of any SAR. No SAR granted under the Omnibus Plan could be exercised more than ten years after the date of grant.

Restricted Shares and Restricted Stock Units. Subject to the provisions of the Omnibus Plan, the Committee would be permitted to grant restricted shares and RSUs. Restricted shares and RSUs would not be permitted to be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Omnibus Plan or the applicable award agreement. Restricted shares could be evidenced in such manner as the Committee would determine.

An RSU would be granted with respect to a specified number of shares or have a value equal to the fair market value of one such common share. Subject to the applicable award agreement, restricted shares and RSUs would vest and become exercisable with respect to              of the common shares subject to such restricted shares and RSUs on each of the first              anniversaries of the grant date. Upon the lapse of restrictions applicable to an RSU, the RSU could be paid in cash, common shares, other securities, other awards or other property, as determined by the Committee, or in accordance with the applicable award agreement. In connection with each grant of restricted shares, except as provided in the applicable award agreement, the holder would be entitled to the rights of a stockholder in respect of such restricted shares, including the right to vote and receive dividends. The Committee would be permitted to, on such terms and conditions as it might determine, provide a participant who holds RSUs with dividend equivalents, payable in cash, common shares, other securities, other awards or other property. If a restricted share or RSU were intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the requirements described below in “—Performance Compensation Awards” would be required to be satisfied in order for such restricted share or RSU to be granted or vest.

Other Stock-Based Awards. Subject to the provisions of the Omnibus Plan, the Committee would be permitted to grant to participants other equity-based or equity-related compensation awards, including vested stock. The Committee would be permitted to determine the amounts and terms and conditions of any such awards.

Cash Incentive Awards. Subject to the provisions of the Omnibus Plan, the Committee would be permitted to grant cash incentive awards payable upon the attainment of performance goals. Subject to the provisions of the Omnibus Plan and the applicable award agreement, the Committee would determine the conditions under which cash incentive awards would vest or be forfeited.

Performance Compensation Awards. The Committee would be permitted to designate any award granted under the Omnibus Plan (other than ISOs, NSOs and SARs) as a performance compensation award in order to qualify such award as “performance-based compensation” under Section 162(m) of the Code. Awards designated as performance compensation awards would be subject to the following additional requirements:

•

Recipients of Performance Compensation Awards. The Committee would, in its discretion, designate within the first 90 days of a performance period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) the participants who would be eligible to receive performance compensation awards in respect of such performance period. The Committee would also determine the length of performance periods, the types of awards to be issued, the performance criteria that would be used to establish the performance goals, the kinds and levels of performance goals and any performance formula used to determine whether a performance compensation award had been earned for the performance period.

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Performance Criteria Applicable to Performance Compensation Awards. The performance criteria would be limited to the following: (1) share price, (2) net income or earnings before or after taxes (including earnings before interest, taxes, depreciation and/or amortization), (3) operating income, (4) earnings per share (including specified types or categories thereof), (5) cash flow (including specified types or categories thereof), (6) cash flow return on capital, (7) revenues (including specified types or categories thereof), (8) return measures (including specified types or categories thereof), (9) sales or product volume, (10) inventory turns, (11) working capital, (12) gross or net profitability/profit margins, (13) objective measures of productivity or operating efficiency, (14) costs (including specified types or categories thereof), (15) budgeted expenses (operating and capital), (16) market share (in the aggregate or by segment), (17) level or amount of acquisitions, (18) economic value-added, (19) enterprise value, (20) book value and (21) customer satisfaction survey results. These performance criteria would be permitted to be applied on an absolute basis or be relative to one or more peer companies or indices or any combination thereof or, if applicable, be computed on an accrual or cash accounting basis. To the extent required under Section 162(m) of the Code, the Committee would, within the first 90 days of the applicable performance period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective manner the method of calculating the performance criteria it selected to use for the performance period.

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Modification of Performance Goals. The Committee would be permitted to adjust or modify the calculation of performance goals for a performance period in the event of, in anticipation of, or in recognition of, any unusual or extraordinary corporate item, transaction, event or development or any other unusual or nonrecurring events affecting the company, any of its affiliates, subsidiaries, divisions or operating units (to the extent applicable to such performance goal) or its financial statements or the financial statements of any of its affiliates, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles, law or business conditions, so long as that adjustment or modification did not cause the performance compensation award to fail to qualify as “performance-based compensation” under Section 162(m) of the Code.

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Requirements to Receive Payment for 162(m) Awards. Except as both otherwise permitted by Section 162(m) of the Code and as determined in the discretion of the Committee, in order to be eligible for payment in respect of a performance compensation award for a particular performance period, participants would be required to be employed by us on the last day of the performance period, the performance goals for such period would be required to be satisfied and certified by the Committee and the performance formula would be required to determine that all or some portion of the performance compensation award had been earned for such period.

•

Negative Discretion. The Committee would be permitted to, in its discretion, reduce or eliminate the amount of a performance compensation award earned in a particular performance period, even if applicable performance goals had been attained.

•

Limitations on Committee Discretion. Except as otherwise permitted by Section 162(m) of the Code, in no event could any discretionary authority granted to the Committee under the Omnibus Plan be used to grant or provide payment in respect of performance compensation awards for which performance goals had not been attained, increase a performance compensation award for any participant at any time after the first 90 days of the performance period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) or increase a performance compensation award above the maximum amount payable under the underlying award.

Amendment and Termination of the Omnibus Plan. Subject to any applicable law or government regulation, to any requirement that must be satisfied if the Omnibus Plan were intended to be a stockholder approved plan for purposes of Section 162(m) of the Code and to the rules of The NASDAQ Global Select Market, the Omnibus Plan would be permitted to be amended, modified or terminated by our board of directors without the approval of our stockholders, except that stockholder approval would be required for any amendment that would (a) increase the Plan Share Limit or the Plan ISO Limit, (b) change the class of employees or other individuals eligible to participate in the Omnibus Plan or (c) allow “repricing” without stockholder approval. No modification, amendment or termination of the Omnibus Plan that was adverse to a participant would be effective without the consent of the affected participant, unless otherwise provided by the Committee in the applicable award agreement.

The Committee would be permitted to waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted, prospectively or retroactively. However, unless otherwise provided by the Committee in the applicable award agreement or in the Omnibus Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any participant to any award previously granted would not to that extent be effective without the consent of the affected participant.

Change of Control. The Omnibus Plan would provide that, unless otherwise provided in an award agreement, in the event of a change of control of the company, unless provision was made in connection with the change of control for assumption of, or substitution for, awards previously granted:

•	any options and SARs outstanding as of the date the change of control was determined to have occurred would become fully exercisable and vested, as of five days prior to the change of control;

•

all cash incentive awards and other awards designated as performance compensation awards would be paid out as if the date of the change of control were the last day of the applicable performance period and “target” performance levels had been attained; and

•

all other outstanding awards would automatically be deemed exercisable or vested and all restrictions and forfeiture provisions related thereto would lapse as of immediately prior to such change of control.

Unless otherwise provided pursuant to an award agreement, a change of control would be defined to mean any of the following events, generally:

•

during any period of 24 consecutive calendar months, a change in the composition of a majority of our board of directors, as constituted on the first day of such period, that was not supported by a majority of the incumbent board of directors;

•	consummation of certain mergers or consolidations of the company with any other corporation following which our stockholders hold 50% or less of the combined voting power of the surviving entity;

•

our stockholders approve a plan of complete liquidation or dissolution of the company unless such liquidation or dissolution is part of a transaction or series of transactions described in the preceding bullet; or

•

certain acquisitions by any individual, entity or group (other than the Berry family) of beneficial ownership of a percentage of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors that was equal to or greater than                 %.

Term of the Omnibus Plan. No award would be permitted to be granted under the Omnibus Plan after the tenth anniversary of the date the Omnibus Plan was approved by our stockholders.

EMPLOYEE STOCK PURCHASE PLAN

Set forth below is a summary of our Employee Stock Purchase Plan (the “ESPP”), which is qualified in its entirety by the specific language of the ESPP, a copy of which is attached as an exhibit to the registration statement of which this prospectus is a part.

We anticipate that prior to the consummation of this offering, the ESPP will be adopted by our board of directors and approved by our stockholders. The purpose of the ESPP is to provide an incentive for our employees to acquire a proprietary interest in us through the purchase of shares of our common stock.

The ESPP is administered by the compensation committee of our board of directors or such other committee as may be determined by our board. The compensation committee has complete and absolute authority to make any and all decisions regarding the administration of the ESPP, including the authority to construe and interpret the ESPP; establish, amend and revoke administrative rules and procedures relating to the ESPP; and make all determinations it deems advisable for the administration of the ESPP.

The ESPP is a payroll deduction plan that permits eligible employees to purchase shares of our common stock at a discount from the market price. Each participant determines the amount of the payroll deductions that will be applied to the purchase of common stock. The maximum number of shares of common stock that may be purchased by a participant in any year pursuant to the ESPP and any other stock purchase plan of us or any related corporation is the number of shares having a fair market value of $25,000.00 (determined as of the grant date), which is the annual limit prescribed under Section 423 of the Internal Revenue Code. The maximum number of shares of common stock that may be purchased by a participant in any offering period is the number of shares having a fair market value of $25,000.00 (determined as of the first day of the offering), subject to the annual limitation described above.

Shares are purchased on the last business day of each offering period through an account maintained on behalf of the participant. The shares are purchased directly from us and are allocated to participant accounts at the discounted purchase price. If a participant’s employment terminates for any reason, payroll deductions under the ESPP are discontinued.

We make no contributions to the ESPP, other than making common stock available for purchase at a discount and paying the costs of administering the ESPP.

The number of shares of common stock that are authorized and available for issuance under the ESPP is                     .

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with the Berry family

Before this offering, all of our outstanding shares of common stock were owned by the Berry family. After completion of this offering, the Berry family will own approximately     % of the outstanding shares of our common stock, or approximately     % if the underwriters exercise their overallotment option in full. The Berry family is not subject to any contractual obligation to retain its controlling interest in us, except that the Berry family has agreed, subject to exceptions, not to sell or otherwise dispose of any of our shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc.

As our controlling stockholder after this offering, the Berry family will continue to exercise significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our stockholders. See “Risk Factors—After this offering, the Berry family will continue to have substantial control over us and will maintain the ability to control the election of directors and other matters submitted to stockholders for approval, which will limit your ability to influence corporate matters or result in actions that you do not believe to be in our interests or your interests.”

Shareholder Agreement

We are party to an amended and restated shareholder agreement, dated as of January 12, 2005, with our existing stockholders. Under this agreement, our stockholders are subject to restrictions relating to their transfer of shares of our common stock. This agreement also requires us to make distributions to our stockholders to enable them to pay their tax obligations resulting from our S-corporation status. In connection with Ray Berry’s grant of stock options to certain of our officers, we and our stockholders entered into a shareholder consent agreement, dated as of July 16, 2009. Under this agreement, our stockholders consented to sales of shares of our common stock by Ray Berry upon the exercise of such options and waived the related transfer restrictions in the shareholder agreement. The shareholder agreement will terminate prior to consummation of this offering.

Revolving Loans

On March 11, 2004, we, as lender, entered into a $2.0 million revolving loan facility with Ray Berry, Beverly Berry, Brett Berry and Amy Barry, as borrowers. Borrowings accrued interest at a rate determined by us, provided that such rate was not less than the Applicable Federal Rate of Interest as promulgated by the Internal Revenue Service from time to time (“AFR”) nor more than 100 basis points above the AFR. Principal and interest was payable on demand. At and after December 31, 2009, there were no advances outstanding under this facility. The largest amount of principal outstanding under this facility since December 31, 2008 was $600,000, which was repaid along with $1,600 of interest in 2009.

Also on March 11, 2004, we, as borrower, entered into a $2.5 million subordinated revolving loan facility with Ray Berry, Beverly Berry, Brett Berry and Amy Barry, as lenders. Borrowings accrued interest at a rate determined by the lenders, provided that such rate was not to be less than the AFR nor more than 100 basis points above the AFR. Principal and interest were payable on demand. At December 31, 2008 and 2009, there were no advances outstanding under this facility. Since December 31, 2008, we have not borrowed any amounts under this facility.

These revolving loan facilities were terminated on April 30, 2010.

Registration Rights

Prior to the consummation of this offering, we will enter into a registration rights agreement with the Berry family pursuant to which we will grant them registration rights with respect to our common stock owned by them. These rights include demand registration rights, shelf registration rights and “piggyback” registration rights, as well as customary indemnification. All fees, costs and expenses related to registrations will be borne by us, other than stock transfer taxes and underwriting discounts or commissions.

•

Demand registration rights. The registration rights agreement grants the Berry family demand registration rights. We will be required, upon the written request of any two or more of Ray Berry, Brett Berry and Amy Berry, to use our reasonable best efforts to effect registration of shares requested to be registered by the Berry family as soon as practicable after receipt of the request. We are not required to effect any such demand registration within 180 days after the effective date of a previous demand registration. We are not required to effect a demand registration on Form S-1 after we have effected three such demand registrations. We are not required to comply with any registration demand unless the anticipated aggregate offering amount equals or exceeds $75.0 million.

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Shelf registration rights. The registration rights agreement grants the Berry family shelf registration rights. Under the terms of the stockholders agreement, any two or more of Ray Berry, Brett Berry and Amy Barry may demand that we file a shelf registration statement with respect to those shares requested to be registered by the Berry family. Upon such demand, we are required to use our reasonable best efforts to effect such registration.

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“Piggyback” registration rights. The registration rights agreement grants the Berry family “piggyback” registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration.

Tax Indemnification Agreements

Prior to or upon the completion of this offering, we will enter into certain tax indemnification agreements with each of our existing stockholders. Pursuant to these agreements, we will agree that upon filing any tax return (amended or otherwise), or in the event of any restatement of our taxable income, in each case for any period during which we were an S-corporation, we will make a payment to each stockholder on a pro rata basis in an amount sufficient so that the shareholder with the highest incremental estimated tax liability (calculated as if the shareholder would be taxable on its allocable share of our taxable income at the highest applicable Federal, state and local tax rates and taking into account all amounts we previously distributed in respect of taxes for the relevant period) receives a payment equal to its incremental tax liability. We will also agree to indemnify the stockholders for any interest, penalties, losses, costs or expenses (including reasonable attorneys’ fees) arising out of any claim under the agreements.

Procedures for Related Party Transactions

Our board of directors will adopt a written code of business conduct and ethics for our company, which will be available on our corporate website at www.thefreshmarket.com upon completion of this offering. The code of business conduct and ethics was not in effect when we entered into the related party transactions discussed above. Under our code of business conduct and ethics, our employees, officers and directors will be discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our corporate counsel who then review and summarize the proposed transaction for our audit committee. Pursuant to its charter, our audit committee will be required to then approve or reject any related party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee will be required to consider the relevant facts and circumstances available and deemed relevant by the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. Our code of business conduct and ethics will be publicly available on our website at www.thefreshmarket.com.

PRINCIPAL AND SELLING STOCKHOLDERS

Before this offering, all of the outstanding shares of our common stock were owned beneficially and of record by the Berry family. The following table sets forth information as of                         , 2010 regarding the beneficial ownership of our common stock (i) immediately prior to this offering and (ii) as adjusted to give effect to this offering (assuming no exercise of the underwriters’ overallotment option), by:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each selling stockholder;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or have the right to acquire such powers within 60 days.

The following table also sets forth shares underlying options to purchase common stock that will be granted to our officers upon consummation of this offering. The exercise price of these options will be equal to the public offering price of the shares of common stock sold in this offering.

The address of each person named in the table below, unless otherwise indicated, is c/o The Fresh Market, Inc., 628 Green Valley Road, Suite 500, Greensboro, North Carolina 27408. For a discussion of the relationships between us and the selling stockholders see “Management”.

	Shares of Common Stock Beneficially Owned Prior to the Offering(1)		Shares Offered Hereby(2)	Shares of Common Stock Beneficially Owned After the Offering			Shares of Common Stock Underlying Options(3)
Beneficial Owner	Number	%	Number	Number	%		Number
5% Stockholders:
Amy Barry(4)	2,558.5	7.24%				%
Winston Berry(5)	2,570.3	7.28%

Directors and Officers:
Ray Berry(6)	10,436.7	29.57%				%
Brett Berry(7)	8,265.7	23.42%				%
Michael Barry(8)	11,463.8	32.48%				%
Craig Carlock(9)	441.2	1.25%				%
Lisa Klinger(10)	353.0	1.00%				%
Sean Crane(11)	264.7	*				%
Randy Kelley(12)	176.5	*				%
Marc Jones(13)	176.5	*				%
Brian Nicholson(14)	176.5	*				%
Executive officers and directors as a group (8 persons)	31,578.1	89.47%				%

*	Represents less than 1%.
(1)	The amounts in this table do not give effect to the for stock split.

(2)	All of the shares to be sold by our officers in this offering will be acquired immediately prior to this offering pursuant to the exercise of stock options previously granted to the officers by Mr. Ray Berry. See “Compensation Discussion and Analysis”. Pursuant to the terms of these stock options, they must be exercised within 60 days of this offering, or they will be forfeited. Upon the exercise of the options the officers will be required to pay the exercise price of the options in cash as well as related taxes. The exercise price and taxes will be paid with most of the proceeds of the shares sold by such officers in this offering. The following table sets forth information regarding the options held by these officers, the sale of the shares underlying such options in this offering and the number of shares being sold the proceeds of which will be used to pay the exercise price of the options and related taxes.

	Shares of Common Stock Underlying Options prior to the Offering(a)	Shares Offered Hereby	Shares of Common Stock Sold to Pay Exercise Price and Taxes(b)	Amount of Proceeds Used to Pay Exercise Price and Taxes(c)	Amount of Retained Proceeds(d)
	Number	Number	Number	Dollars	Dollars
Craig Carlock	441.2
Lisa Klinger	353.0
Sean Crane	264.7
Randy Kelley	176.5
Marc Jones	176.5
Brian Nicholson	176.5

(a)	Prior to this offering, consists of shares which the officer may acquire pursuant to stock options granted by Mr. Ray Berry.
(b)	The amounts in this column include the approximate number of shares which will be sold in this offering by the officer, based upon an assumed initial public offering price of $ per share, the mid-point of the price range shown on the front cover of this prospectus, in order to finance the exercise price of the options as well as taxes which will be payable by the officer in connection with the exercise of the options.
(c)	The amounts in this column include the approximate amount of the proceeds from this offering, based upon an assumed initial public offering price of $ per share, the midpoint of the price range shown on the front cover of this prospectus, which will be used by the officer to finance the exercise price of the options as well as taxes which will be payable by the officer in connection with the exercise of the options.
(d)	The amounts in this column include the approximate amount of the proceeds from this offering, based upon an assumed initial public offering price of $ per share, the midpoint of the price range shown on the front cover of this prospectus, which will be retained by the officer, after the payment of the exercise price of the options and taxes which will be payable by the officer in connection with the exercise of the options.
(3)	The amounts in this column include shares of common stock underlying options that we expect to grant upon consummation of this offering. Under the rules and regulations of the SEC the shares of common stock underlying such options are not beneficially owned by the holder of the option because the holder will not have the right to exercise the option and thereby acquire the power to vote or direct the voting of the underlying shares, or to dispose or direct the disposition thereof, within 60 days.
(4)	Prior to the offering, consists of 2,558.5125 shares held of record by the Atma Trust as to which she is trustee. Excludes (i) 2,647 shares held of record by the Rossler Trust, as to which she is co-trustee along with Mr. Brett Berry and J.P. Morgan Trust Company of Delaware, but does not have voting or investment power and disclaims beneficial ownership and (ii) 5,346 shares held for her benefit by certain trusts, as to which she does not have voting or investment power and disclaims beneficial ownership.
(5)	Prior to this offering, consists of 1,245.17 shares held of record by the Tuttle Trust, as to which she is co-trustee along with J.P. Morgan Trust Company of Delaware and as to which she has voting and investment power as special holdings adviser, 1,245.17 shares of record held by the Millard Trust, as to which she is co-trustee along with J.P. Morgan Trust Company of Delaware and as to which she has voting and investment power as special holdings adviser and 80 shares held of record by the Eller Trust, as to which she has voting and investment power as special holdings adviser.

(6)	Prior to the offering, consists of 10,436.65 shares held of record by the Paiko Trust, as to which he is trustee.
(7)	Prior to this offering, consists of 2,919.7 shares held of record by the Gibson Trust, as to which he is trustee, 1,111 shares held of record by the Jenner Trust, as to which he has voting and investment power as special holdings adviser and 4,235 shares held of record by the Floyd Trust, as to which he has voting and investment power as special holdings adviser. Excludes (i) 2,647 shares held of record by the Rossler Trust, as to which he is co-trustee along with Ms. Barry and J.P. Morgan Trust Company of Delaware, but does not have voting or investment power and disclaims beneficial ownership, (ii) 1,245.17 shares held of record by the Tuttle Trust, as to which is an investment adviser but does not have voting or investment power and disclaims beneficial ownership, (iii) 1,245.17 shares held of record by the Millard Trust, as to which he is an investment adviser but does not have voting or investment power and disclaims beneficial ownership and (iv) 80 shares held of record by the Eller Trust, as to which he is an investment adviser but does not have voting or investment power and disclaims beneficial ownership.
(8)	Prior to this offering, consists of 1,111 shares held of record by the Unger Trust, as to which he has voting and investment power as special holdings adviser, 4,235 shares held of record by the Keigan Trust, as to which he has voting and investment power as special holdings adviser, 2,647 shares held of record by the Rossler Trust, as to which he has voting and investment power as special holdings adviser, 1,156.9325 shares held of record by the Lerra Trust, as to which he has voting and investment power as special holdings adviser and is co-trustee, 1,156.9325 shares held of record by the Farra Trust, as to which he has voting and investment power as special holdings adviser and is co-trustee, and 1,156.9325 shares held of record by the Caito Trust, as to which he has voting and investment power as special holdings adviser and is co-trustee.
(9)	Prior to the offering, consists of 441.1875 shares which he may acquire pursuant to stock options granted by Mr. Ray Berry.
(10)	Prior to the offering, consists of 352.95 shares which she may acquire pursuant to stock options granted by Mr. Ray Berry.
(11)	Prior to the offering, consists of 264.7125 shares which he may acquire pursuant to stock options granted by Mr. Ray Berry.
(12)	Prior to the offering, consists of 176.475 shares which he may acquire pursuant to stock options granted by Mr. Ray Berry.
(13)	Prior to the offering, consists of 176.475 shares which he may acquire pursuant to stock options granted by Mr. Ray Berry.
(14)	Prior to the offering, consists of 176.475 shares which he may acquire pursuant to stock options granted by Mr. Ray Berry. Mr. Nicholson has been our Vice President—Planning, Analysis and Technology since January 2009 and from 2006 until January 2009 was our Vice President—Business Strategy.

DESCRIPTION OF CAPITAL STOCK

We intend to reincorporate as a Delaware corporation immediately prior to the completion of this offering. Immediately preceding the consummation of this offering, our authorized capital stock will consist of 240,000,000 shares, the rights and preferences of which may be established from time to time by our board of directors, which will be made up of:

•	200,000,000 shares of common stock, par value $0.01 per share; and

•	40,000,000 shares of preferred stock, par value $0.01 per share.

Upon completion of this offering, there will be             outstanding shares of common stock outstanding and no outstanding shares of preferred stock.

The following is a summary of our capital stock and important provisions of our certificate of incorporation and amended and restated bylaws, each of which will be in effect upon consummation of this offering. This summary does not purport to be complete and is subject to and qualified by our certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters voted upon by our stockholders, including the election or removal of directors, and do not have cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.

Subject to the rights of holders of any then outstanding shares of our preferred stock, holders of our common stock are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefor. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Blank Check Preferred Stock

Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. We have no current intention to issue any shares of preferred stock.

Our certificate of incorporation permits us to issue up to 40,000,000 shares of preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

The issuance of preferred stock may adversely affect the rights of our common stockholders by:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders.

As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Anti-takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

General

Our certificate of incorporation and amended and restated bylaws, each of which will be in effect upon consummation of this offering, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that could make it more difficult to acquire control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Classified Board of Directors

Our certificate of incorporation provides that our board of directors will be divided into three classes. Each class of directors will serve three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not grant stockholders the right to vote cumulatively.

Blank Check Preferred Stock

We believe that the availability of the preferred stock under our certificate of incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. The board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares of preferred stock based on its judgment as to our and our stockholders’ best interests. Our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Stockholder Action by Written Consent

For so long as the Berry family beneficially owns shares of common stock representing greater than 50% of the total voting power of the outstanding shares generally entitled to elect our directors, any action required or permitted to be taken by our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be taken, are signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize such action. The Berry family will have enough shares of our common stock to amend our certificate of incorporation. That, coupled with its ability to take action by written consent, may have the effect of delaying, deterring or preventing a merger, tender offer or other takeover attempt that a stockholder might consider in its or our best interest. Once the Berry family ceases to beneficially own shares of common stock representing greater than 50% of the total voting power of the outstanding shares generally entitled to elect our directors, and subject to the terms of any series of preferred stock, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

Advance Notice Procedure

Our amended and restated bylaws provide an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Only persons nominated by, or at the direction of, our board of directors or by a stockholder who has given proper and timely notice to our secretary prior to the meeting will be eligible for election as a director. In addition, any proposed business other than the nomination of persons for election to our board of directors must constitute a proper matter for stockholder action pursuant to the notice of meeting delivered to us. These advance notice provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Special Meetings of Stockholders

Our amended and restated bylaws provide that special meetings of stockholders may be called only by a majority of our board of directors or the chairman of our board of directors.

Delaware Anti-Takeover Law

Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination”, including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder”, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•

on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of the specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•

any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. Our certificate of incorporation, which will be in effect upon consummation of this offering, provides that we will have elected to be exempt from the restrictions imposed under Section 203.

Limitation of Liability of Directors and Officers

Our certificate of incorporation, which will be in effect upon consummation of this offering, limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on behalf of our company, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director. In addition, our amended and restated bylaws, which will be in effect upon consummation of this offering, provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We also expect to continue to maintain directors and officers liability insurance.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Revolving Credit Facility

In February 2007, we entered into a five-year $175.0 million senior unsecured revolving credit facility with Bank of America, N.A., as administrative agent, swing line lender, letter of credit issuer and a lender, and various other lenders. We amended the credit facility in October 2007. The revolving credit facility matures on February 27, 2012, and is available to provide support for working capital, capital expenditures and other general corporate purposes, including permitted acquisitions, issuance of letters of credit, refinancing and payment of fees. Our revolving credit facility also contains (i) a $10.0 million sublimit for swingline loans and (ii) a $25.0 million sublimit for letters of credit.

At our option, outstanding borrowings bear interest at (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin that ranges from 0.40% to 1.40%, based on our leverage ratio, (ii) the Eurodollar rate plus an applicable margin that ranges from 0.40% to 1.40%, based on our leverage ratio, or (iii) the base rate, which is the greater of the federal funds rate plus 0.50% and Bank of America’s prime rate. In addition to paying interest on outstanding principal under the revolving credit facility, we are required to pay a commitment fee in respect of the unused commitments at a rate that ranges from 0.10% to 0.15% based on our leverage ratio. We are also required to pay customary letter of credit fees.

Under the terms of the revolving credit facility, we are entitled to request an increase in the size of the facility by an amount not exceeding $50.0 million in the aggregate. If the existing lenders elect not to provide the full amount of a requested increase, we may designate one or more other banks or other financial institutions to become a party to the credit agreement, subject to the approval of the administrative agent, swing line lender and letter of credit issuer.

The revolving credit facility contains a number of affirmative and restrictive covenants, including limitations on our ability to grant liens, incur additional debt, pay dividends, redeem our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions.

In addition, the revolving credit facility provides that we are required to maintain the following financial ratios:

•

a consolidated maximum leverage ratio as of the end of any quarter of not more than 4.25 to 1.00, based upon the ratio of (i) adjusted funded debt (as defined in the credit agreement) to (ii) EBITDAR (as defined in the credit agreement) over the period consisting of twelve months ending on or immediately prior to the determination date, and

•

a consolidated fixed charge coverage ratio of not less than 1.70 to 1.00, based upon the ratio of (i) EBITDAR (as defined in the credit agreement) less S-corporation tax distributions and certain discretionary distributions over the period consisting of the twelve months ending on or immediately prior to the determination date to (ii) the sum of interest expense, lease expense, rent expense and the current portion of capitalized lease obligations for such period and the current portion of long-term liabilities as of the date twelve months prior to the determination date.

The revolving credit facility contains customary events of default, including a cross-default provision with respect to other indebtedness having an aggregate principal amount of at least $5.0 million and an event of default that would be triggered by a “change of control” (as defined in the credit agreement). A “change of control” does not include an initial public offering of our common stock as long as the Berry family continues to own and control, directly or indirectly, at least 50% of our capital ownership following such offering.

At June 27, 2010, the total amount of borrowings outstanding under the revolving credit facility was $93.8 million with an interest rate plus applicable margin of approximately 1.0%. We were in compliance with all covenants in the credit agreement as of June 27, 2010.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock.

Sale of Restricted Securities

After the consummation of this offering, there will be             shares of our common stock outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock that will be outstanding after this offering will be “restricted securities” within the meaning of Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, which is summarized below.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without restriction.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume of our common stock on The NASDAQ Global Select Market during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-Up Arrangements

In connection with this offering, we, our directors, certain officers and the Berry family have each agreed to enter into lock-up agreements described in “Underwriting” that restrict the sale of shares of our common stock for up to 180 days after the date of this prospectus, subject to an extension if: (i) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period. Following the lock-up period, substantially all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 or pursuant to the registration rights described below.

Our lock-up agreement will provide exceptions for the issuance of shares of our common stock or the grant of options to purchase shares of our common stock pursuant to our existing employee benefit plans. The lock-up agreements for our directors, officers and the Berry family will provide exceptions for:

•	transfers as a bona fide gift or gifts, as long as the recipient agrees to be bound by the terms of the lock-up provisions;

•	transfers to any trust for the direct or indirect benefit of the transferee or the immediate family of such person, as long as the recipient agrees to be bound by the terms of the lock-up provisions;

•	transfers to certain affiliates, as long as the recipient agrees to be bound by the terms of the lock-up provisions;

•	distributions to beneficiaries, limited partners or stockholders of the transferee, as long as the recipient agrees to be bound by the terms of the lock-up provisions;

•	sales of shares of our common stock pursuant to the exercise of any stock options outstanding as of the date of this prospectus; and

•	transfers pursuant to a will or other testamentary document or applicable laws of descent.

Registration Rights

Prior to the consummation of this offering, we will enter into a registration rights agreement with the Berry family pursuant to which we will grant the Berry family registration rights with respect to our common stock owned by them. For more information, see “Certain Relationships and Related Party Transactions”.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock, and applies if you (1) purchase our common stock in this offering, (2) will hold the common stock as a capital asset and (3) are a “non-U.S. Holder”. You are a non-U.S. Holder if you are a beneficial owner of shares of our common stock other than:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in the light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. federal income tax laws (such as if you are a controlled foreign corporation, passive foreign investment company, company that accumulates earnings to avoid U.S. federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities, insurance company, regulated investment company, real estate investment trust, person who holds our common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, U.S. expatriate, former long-term permanent resident of the United States or partnership or other pass-through entity for U.S. federal income tax purposes). This summary does not discuss non-income taxes (except U.S. federal estate tax), any aspect of the U.S. federal alternative minimum tax or state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (“Code”), Treasury regulations, judicial opinions, published positions of the Internal Revenue Service (“IRS”) and all other applicable authorities (all such sources of law, “Tax Authorities”). The Tax Authorities are subject to change, possibly with retroactive effect.

If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

WE URGE PROSPECTIVE NON-U.S. HOLDERS TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you properly file with the payor an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable income tax treaty (special certification and other requirements may apply if our common stock is held through certain foreign intermediaries). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Tax Authorities. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as capital gain.

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you) generally will not be subject to U.S. withholding tax if you provide an IRS Form W-8ECI, or successor form, to the payor. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business within the United States but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or Other Disposition of Our Common Stock

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment you maintain);

•

you are an individual, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (which we believe we are not and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the five-year period ending on the date of disposition of our common stock, more than 5% of our common stock.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but, under an applicable income tax treaty, is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. federal income tax under the income tax treaty. If you are described in the second bullet point above, you generally will be subject to U.S. federal income tax at a rate of 30% on the gain realized, although the gain may be offset by certain U.S. source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding Requirements

We must report annually to the IRS and to each non-U.S. holder the amount of any dividends or other distributions we pay to you and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make available copies of the information returns reporting those distributions and amounts withheld to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on any dividends and certain other types of payments to U.S. persons. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification of your status as a Non-U.S. Holder or you are one of several types of entities and organizations that qualify for an exemption (an “exempt recipient”).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. If you sell your shares of common stock through a U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report to the IRS the amount of proceeds paid to you, and also backup withhold on that amount, unless you provide appropriate certification to the broker of your status as a Non-U.S. Holder or you are an exempt recipient. Information reporting will also apply if you sell your shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met, or you are an exempt recipient. Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Recently Enacted Withholding Legislation

Recently enacted legislation will generally impose a withholding tax of 30% on dividends and the gross proceeds of a disposition of our shares paid to a foreign financial institution after December 31, 2012 unless such institution enters into an agreement with the U.S. government to withhold on certain payments and collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain account holders that are foreign entities with U.S. owners). This legislation will also generally impose a withholding tax of 30% on dividends and the gross proceeds of a disposition of our shares paid to a non-financial foreign entity after December 31, 2012 unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a holder of common stock may be eligible for a refund or credit of such taxes. You should consult your own tax advisor as to the possible implications of this legislation on your investment in shares of our common stock.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable tax treaty provides otherwise.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. We, the selling stockholders and the underwriters named below have entered into a purchase agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
William Blair & Company, LLC
BMO Capital Markets Corp.
RBC Capital Markets Corporation

Total

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us.

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased.

If the underwriters sell more shares of common stock than the total number set forth in the table above, the underwriters have an option to buy up to an additional             shares of common stock from the selling stockholders. They may exercise that option for 30 days. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Per Share	Total Without Option	Total With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares of common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our directors, certain officers and the Berry family have each agreed with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, then in each case the initial 180-day restricted period will be automatically extended until the expiration of the 18-day period beginning on the date of the earnings release or the announcement of the material news or material event, as applicable, unless Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. waive, in writing, such extension.

We have applied to have our shares approved for listing on The NASDAQ Global Select Market under the symbol “TFM”.

Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of common stock, in addition to prevailing market conditions, will be our company’s historical performance, estimates of the business potential and earnings prospects of our company, an assessment of our company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial offering price.

The underwriters do not currently intend to sell shares to accounts over which they exercise discretionary authority. In the event that sales to discretionary accounts are made, however, such sales will not, individually or in the aggregate, be greater than 5% of the shares being offered in the offering.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

In connection with this offering, the underwriters may purchase and sell our shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option granted to them. “Naked” short sales are any sales in excess of that option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Relationships with the Underwriters

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is the administrative agent, swing line lender, letter of credit issuer and a lender under our revolving credit facility, and has received and will receive compensation from us. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

Foreign Selling Restrictions

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive, each a Relevant Member State, an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any of the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer within the EEA of shares which are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares which are the subject of the offering contemplated by this prospectus under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a) it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

United Kingdom

Each underwriter is required to and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Service and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied or distributed to the public in (or from) Switzerland.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid or subject to restrictions on their resale. Prospective purchasers of the shares offered pursuant to this prospectus should conduct their own due diligence on such shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for our company by Cravath, Swaine & Moore LLP, New York, New York. The underwriters have been represented by Shearman & Sterling LLP, New York, New York in connection with this offering.

EXPERTS

The financial statements of The Fresh Market, Inc. at December 31, 2009, and for the year then ended, appearing in this prospectus and the registration statement of which it is a part have been audited by Ernst & Young LLP, independent registered public accounting firm, and at December 31, 2008, and for each of the two years in the period ended December 31, 2008, by Grant Thornton, LLP, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock that we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the registration statement. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we filed with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

The Fresh Market, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

The Fresh Market, Inc.

We have audited the accompanying balance sheet of The Fresh Market, Inc. as of December 31, 2009, and the related statements of income, stockholders’ equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Fresh Market, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Greensboro, North Carolina

May 3, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

The Fresh Market, Inc.:

We have audited the accompanying balance sheet of The Fresh Market, Inc. (the Company) as of December 31, 2008, and the related statements of income, stockholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2008 and December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Fresh Market, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the years ended December 31, 2008 and December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/    GRANT THORNTON LLP

Greensboro, North Carolina

May 3, 2010

The Fresh Market, Inc.

Balance Sheets

(In thousands, except share amounts)

	December 31
	2008	2009
Assets
Current assets:
Cash and cash equivalents	$6,337	$2,824
Accounts receivable, net	1,323	1,480
Inventories	31,611	30,782
Prepaid expenses and other current assets	5,062	4,730

Total current assets	44,333	39,816

Property and equipment:
Store fixtures and equipment	171,957	190,680
Leasehold improvements	82,907	94,871
Office furniture, fixtures and equipment	6,233	6,703
Automobiles	1,163	1,131
Construction in progress	9,963	9,351

Total property and equipment	272,223	302,736
Accumulated depreciation	(83,250)	(107,242)

Total property and equipment, net	188,973	195,494
Other assets	244	231

Total assets	$233,550	$235,541

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$21,558	$24,142
Accrued liabilities	35,234	32,844

Total current liabilities	56,792	56,986

Long-term debt	130,000	98,200
Closed store reserves	160	2,326
Other long-term liabilities	8,693	9,727

Total noncurrent liabilities	138,853	110,253

Commitments and contingencies (Notes 3, 7, and 15)

Stockholders’ equity:
Common stock—$1 par value; 200,000 shares authorized, 35,295 shares issued and outstanding in 2008 and 2009	35	35
Additional paid-in capital	65	65
Accumulated other comprehensive loss—interest rate swaps	(2,888)	(1,592)
Retained earnings	40,693	69,794

Total stockholders’ equity	37,905	68,302

Total liabilities and stockholders’ equity	$233,550	$235,541

See accompanying notes.

The Fresh Market, Inc.

Statements of Income

(In thousands, except share and per share amounts)

	Year Ended December 31
	2007	2008	2009
Sales	$728,414	$797,805	$861,931
Cost of goods sold (exclusive of depreciation shown separately)	506,458	554,969	585,360

Gross profit	221,956	242,836	276,571

Operating expenses:
Selling, general and administrative expenses	164,731	180,765	191,250
Store closure and exit costs	2,151	562	4,361
Depreciation	19,163	24,482	27,880

Income from operations	35,911	37,027	53,080

Other (income) expenses:
Interest expense	5,469	5,267	3,806
Other income, net	(48)	(123)	(236)

	5,421	5,144	3,570

Income before provision for income taxes	30,490	31,883	49,510
Provision for state income taxes	201	326	308

Net income	$30,289	$31,557	$49,202

Net income per share:
Basic and diluted	$858.17	$894.09	$1,394.02

Weighted average common shares outstanding:
Basic and diluted	35,295	35,295	35,295

Dividends declared per common share	492.93	736.59	569.52

Pro forma net income data (Unaudited):
Income before provision for income taxes	$30,490	$31,883	$49,510
Pro forma provision for income taxes	11,919	12,489	19,299

Pro forma net income	$18,571	$19,394	$30,211

Pro forma net income per share (Unaudited):
Basic and diluted	$526.17	$549.48	$855.96

Pro forma weighted average common shares outstanding (Unaudited):
Basic and diluted	35,295	35,295	35,295

See accompanying notes.

The Fresh Market, Inc.

Statements of Stockholders’ Equity and Comprehensive Income

(In thousands, except share amounts)

	Common Stock, $1 par value		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders’ Equity
	Common Shares Outstanding	Common Stock

Balance at December 31, 2006	35,295	$35	$65	$44	$22,243	$22,387

Comprehensive income:
Net income	—	—	—	—	30,289	30,289
Other comprehensive loss—interest rate swaps (Note 4)	—	—	—	(1,051)	—	(1,051)
Amortization of loss on terminated interest rate swaps	—	—	—	15	—	15

Total comprehensive income						29,253

Distributions to stockholders	—	—	—	—	(17,398)	(17,398)

Balance at December 31, 2007	35,295	35	65	(992)	35,134	34,242
Comprehensive income:
Net income	—	—	—	—	31,557	31,557
Other comprehensive loss—interest rate swaps (Note 4)	—	—	—	(1,896)	—	(1,896)

Total comprehensive income						29,661

Distributions to stockholders	—	—	—	—	(25,998)	(25,998)

Balance at December 31, 2008	35,295	35	65	(2,888)	40,693	37,905
Comprehensive income:
Net income	—	—	—	—	49,202	49,202
Other comprehensive income—interest rate swaps (Note 4)	—	—	—	1,296	—	1,296

Total comprehensive income						50,498

Distributions to stockholders	—	—	—	—	(20,101)	(20,101)

Balance at December 31, 2009	35,295	$35	$65	$(1,592)	$69,794	$68,302

See accompanying notes.

The Fresh Market, Inc.

Statements of Cash Flows

(In thousands)

	Year Ended December 31
	2007	2008	2009
Operating activities
Net income	$30,289	$31,557	$49,202
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,223	24,534	27,929
Impairments and loss on disposal of property and equipment	1,195	1,322	1,985
Share-based compensation	—	—	232
Change in assets and liabilities:
Accounts receivable	228	(404)	(157)
Inventories	(4,998)	(2,631)	829
Prepaid expenses and other assets	(699)	(489)	296
Accounts payable	(4,911)	2,362	2,584
Accrued liabilities and other long-term liabilities	8,697	4,137	1,874

Net cash provided by operating activities	49,024	60,388	84,774

Investing activities
Purchases of property and equipment	(59,294)	(64,571)	(36,424)
Proceeds from sale of property and equipment	4,018	78	38

Net cash used in investing activities	(55,276)	(64,493)	(36,386)

Financing activities
Borrowings on revolving credit note	137,317	140,220	230,896
Payments made on revolving credit note	(111,147)	(102,890)	(262,696)
Cash paid for financing costs	(64)	—	—
Decrease in bank overdrafts	(2,724)	(3,743)	—
Distributions to stockholders	(17,398)	(25,998)	(20,101)

Net cash provided by (used in) financing activities	5,984	7,589	(51,901)

Net (decrease) increase in cash and cash equivalents	(268)	3,484	(3,513)
Cash and cash equivalents at beginning of year	3,121	2,853	6,337

Cash and cash equivalents at end of year	$2,853	$6,337	$2,824

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$5,407	$5,202	$3,758

Cash paid during the year for taxes	$259	$554	$355

See accompanying notes.

The Fresh Market, Inc.

Notes to Financial Statements

December 31, 2009

(In thousands, except share and per share data)

1. Description of Business

The Fresh Market, Inc., a North Carolina company, is a high-growth specialty retailer focused on creating an extraordinary food shopping experience for its customers. Since opening its first store in 1982, the Company has offered high-quality food products, with an emphasis on fresh, premium perishables and an uncompromising commitment to customer service. The Company seeks to provide an attractive, convenient shopping environment while offering its customers a compelling combination of price and value.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

In certain instances, amounts previously reported in the 2007 and 2008 financial statements have been reclassified to conform with the presentation in the 2009 financial statements. The reclassifications had no effect on net income or stockholders’ equity as previously reported.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and credit and debit card sales transactions which settle within seven days of year-end.

Accounts Receivable

Accounts receivable consist primarily of receivables from vendors for certain promotional programs and other miscellaneous receivables and are presented net of an allowance for estimated uncollectible amounts of $127 at December 31, 2009. No allowance was provided as of December 31, 2008.

Inventories

The Company’s inventories are stated at the lower of cost or market. For approximately 96% and 95% of the Company’s inventories at December 31, 2008 and 2009, respectively, cost was determined using the last-in, first-out, or LIFO, method. Under the LIFO method, the cost assigned to items sold is based on the cost of the most recent items purchased. As a result, the costs of the first items purchased remain in inventory and are used to value ending inventory. The excess of the current cost of inventories over the LIFO value, or the LIFO reserve, was $4,942 and $4,507 at December 31, 2008 and 2009, respectively.

The Company determines the current cost of its inventories using the first-in, first-out, or FIFO, method. The FIFO value of inventories includes cost of goods and freight, net of vendor allowances and cash discounts. If the FIFO method had been used for all inventories, the carrying value of inventories would have been $36,553 and $35,289 at December 31, 2008 and 2009, respectively.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the following estimated useful lives:

Store fixtures and equipment	3-10 years
Leasehold improvements	10 years
Office furniture, fixtures, and equipment	5-10 years
Automobiles	5 years
Software	3 years

Amortization of leasehold improvements is provided over the shorter of the estimated useful life of the asset or the term of the lease. The term of the lease includes renewal options for additional periods if the exercise of the renewal is considered to be reasonably assured.

When property is sold or retired, the cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized in selling, general and administrative expenses in the accompanying statements of income. Expenditures for maintenance and repairs are charged to expense as incurred.

Interest costs incurred on borrowed funds during the period of construction of capital assets are capitalized as a component of the cost of the capital assets. Interest costs of $715, $451 and $201 were capitalized during the years ended December 31, 2007, 2008 and 2009, respectively.

Impairment of Long-Lived Assets

The Company assesses its long-lived assets, principally property and equipment, for possible impairment whenever events or changes in circumstances, such as unplanned negative cash flow, indicate the carrying value of an asset or asset group may not be recoverable. When assessing if an impairment exists, the Company aggregates long-lived assets at the individual store level which the Company considers to be the lowest level in the organization for which independent identifiable cash flows are available. Recoverability is measured by a comparison of the carrying amount of the asset group to the future undiscounted cash flows expected to be generated by the asset group. If an impairment is indicated, a loss is recognized for any excess of the carrying value over the estimated fair value of the asset group. The fair value is estimated based on discounted future cash flows or market values, if available. Other than the writeoff of certain property and equipment related to closed stores (see Note 6), the Company has not recognized any impairment losses in 2007, 2008 or 2009.

Closed Store Reserve

The Company recognizes a reserve for future operating lease payments associated with retail stores that are no longer being utilized in its current operations. The reserve is calculated using the present value of the remaining noncancelable lease payments after the cease use date less an estimate of subtenant income. If subtenant income is expected to be higher than the current lease payments, no accrual is recorded. Lease payments included in the closed store reserve are expected to be paid over the remaining terms of the respective leases, which range from approximately seven to twelve years. The Company’s assumptions about subtenant income are based on the Company’s experience and knowledge of the area in which the closed property is located, guidance received from local brokers and agents and existing economic conditions. Adjustments to the closed store reserve relate primarily to changes in subtenant income and actual lease payments differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments

The Company utilizes derivative financial instruments to hedge its exposure to changes in interest rates on its long-term debt. Such derivative financial instruments are commonly referred to as interest rate swaps (see Note 4). The Company does not use financial instruments or derivatives for any trading or other speculative purposes. The carrying amount of the Company’s interest rate swaps are measured on the balance sheet at their respective fair value on a recurring basis using a standard valuation model that incorporates inputs other than quoted prices that are observable. Amounts paid or received under interest rate swap agreements are accrued as interest rates change and are recognized over the life of the swap agreements as an adjustment to interest expense.

The Company assesses, both at the inception of the hedge and on an ongoing basis, whether its interest rate swaps used as cash flow hedges are highly effective in offsetting the changes in the cash flows of the underlying long-term debt. The assessment of hedge effectiveness consists of comparing the change in fair value of the Company’s interest rate swaps with the change in fair value of a hypothetical hedge instrument. Based on its assessment, the Company determined that its interest rate swaps are highly effective in hedging the Company’s exposure to fluctuations in interest rates. As such, changes in the fair value of the interest rate swaps are reported as other comprehensive income. Ineffective portions of its hedges, if material, are recognized in current period earnings. If it is determined that the interest rate swaps are not highly effective as a hedge or cease to be highly effective, the Company will discontinue hedge accounting prospectively.

Revenue Recognition

Revenue is recognized at the point of sale, net of coupons and discounts. Sales taxes are not included in revenue.

Cost of Goods Sold

Cost of goods sold consists of the cost of inventory sold during the period, including the direct costs of purchased merchandise, distribution and supply chain costs, buying costs, supplies and store occupancy costs. Store occupancy costs include rent, common area maintenance, real estate taxes, personal property taxes, insurance, licenses and utilities related to the stores used in the Company’s operations. Rebates and discounts from suppliers are recorded as the related purchases are made and are recognized as a reduction to cost of goods sold as the related inventory is sold.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of retail store and corporate costs, including salaries and wages, benefit costs, pre-opening expenses, advertising and other corporate administrative costs. Pre-opening expenses are costs associated with the opening of new stores including recruiting, relocating and training personnel and other miscellaneous costs. Pre-opening costs and costs incurred for producing and communicating advertising are expensed when incurred. Advertising costs totaled approximately $1,339, $1,475 and $1,552 in 2007, 2008 and 2009, respectively.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Operating Leases

Incentives received from lessors are deferred and recorded as a reduction of rental expense over the lease term using the straight-line method. Store lease agreements generally include rent holidays and rent escalation provisions and may include contingent rent provisions for percentage of sales in excess of specified levels. The Company recognizes rent holidays, including the time period during which the Company has control of the property prior to the opening of the store, as well as escalating rent provisions, as deferred rent expense and amortizes these balances on a straight-line basis over the term of the lease. At December 31, 2008 and 2009, accruals for deferred rent expense of $4,334 and $6,113, respectively, are included in other long-term liabilities in the accompanying balance sheets.

Shadow Equity Bonus Plan

The Company sponsors a shadow equity bonus plan under which variable bonus awards are granted to certain key employees. Bonus awards granted during a calendar year are effective as of January 1 of that year. The bonus awards fully vest on January 1 of the fifth year after the award is granted if the employee remains employed by the Company on that date. Other events triggering vesting of bonus awards include the disability or death of the employee or a sale of all or substantially all of the Company’s assets or equity as defined in the shadow equity bonus plan agreement.

The value of a vested bonus award is determined by taking the base amount of an award and applying a formula that is based on the Company’s performance as defined in the plan agreement. The Company records compensation expense related to the shadow equity bonus plan ratably over the vesting period. In determining compensation expense, the Company estimates the annual earnings of the Company over the vesting period. These earnings assumptions are a key component in calculating the percentage used in valuing the bonus awards. The Company adjusts its bonus awards accrual, and accordingly the related compensation expense, for the impact of the difference between its earnings estimates and actual earnings as reported in its audited financial statements.

Share-Based Compensation

The Company has not adopted any plans for providing stock option awards to its board of directors or employees. However, in 2009, a stockholder of the Company granted stock options to certain key employees of the Company pursuant to separate arrangements between the stockholder and the respective employees. In accordance with authoritative accounting guidance, the Company accounts for the stock options granted by the stockholder as if the awards were made pursuant to a formal plan adopted by the Company under the premise that the Company receives benefits from the separate arrangement comparable to those it would receive from its own plan if one were in place.

Compensation expense related to stock option awards is accrued at a value based on the fair value of the awards. At the end of each reporting period, a portion of the fair value of the awards equal to the percentage of the requisite service rendered through the reporting date is determined and a liability is recorded. Compensation expense is recognized for the change in the liability. The Company determines the fair value of the awards using the Black-Scholes option-pricing model.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Income Taxes

For income tax purposes, the Company has elected to be treated as an S-corporation under Subchapter S of the Internal Revenue Code for federal income tax purposes and for state income tax purposes where allowed. In general, corporate taxable income or loss of an S-corporation is allocated to its stockholders for inclusion in their personal federal income tax returns. Therefore, no provision or liability for federal or state income tax has been provided in the Company’s financial statements except for those states where S-corporation status is not recognized. Accordingly, state income taxes of $201, $326 and $308 have been provided for these states for the years ended December 31, 2007, 2008 and 2009, respectively. In connection with this offering, the Company’s S-corporation status will terminate and it will become subject to additional entity-level taxes that will be reflected in its financial statements.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis are not material at December 31, 2008 and 2009.

Effective January 1, 2007, the Company adopted the provisions of the authoritative guidance on accounting for uncertainty in income taxes that was issued by the Financial Accounting Standards Board, or FASB. Pursuant to this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative guidance also addresses other items related to uncertainty in income taxes including derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of its status as an S-corporation, the Company has determined that the adoption of this authoritative guidance did not materially impact its financial position as of December 31, 2008 and 2009 and results of operations for 2007, 2008 and 2009.

Income per Share

Basic and diluted income per common share amounts are computed using the weighted average number of common shares outstanding during the year. During the three-year period ended December 31, 2009, the Company had no dilutive securities issued or outstanding and therefore, diluted income per common share is equal to basic income per common share for each period.

Unaudited Pro Forma Income per Share

In connection with this offering, the Company’s S-corporation status will terminate and it will become subject to additional entity-level taxes that will be reflected in its financial statements.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Company has presented unaudited pro forma income per share data for 2007, 2008 and 2009 on the accompanying statements of income that was derived using the unaudited pro forma net income as presented. In calculating pro forma net income, the Company has adjusted historical net income to include an estimate for federal and state income taxes as if the Company were a C-corporation during those periods. Pro forma income taxes have been estimated using blended statutory federal and state income tax rates of 39.1%, 39.2% and 39.0% in 2007, 2008 and 2009, respectively.

Comprehensive Income

Comprehensive income refers to net income plus certain revenues, expenses, gains and losses that are not included in net income but rather are recorded directly in stockholders’ equity. The components of the Company’s comprehensive income, other than net income, were predominantly unrealized gains and losses from changes in the fair value of interest rate swaps.

Recent Accounting Pronouncements

In March 2008, the FASB issued authoritative guidance intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures. This guidance requires disclosure of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The Company adopted this standard as of January 1, 2009 and appropriately applied the disclosure requirements in the accompanying financial statements.

In April 2009, the FASB issued authoritative guidance on interim disclosures about fair value of financial instruments. This guidance amends previous guidance on disclosures about fair value of financial instruments to require an entity to provide disclosures about the fair value of financial instruments in interim financial information. This guidance also amends FASB-issued authoritative guidance on interim financial reporting, to require those disclosures in summarized financial information at interim reporting periods. This guidance was adopted by the Company in 2009.

In May 2009, the FASB issued authoritative guidance on subsequent events. This guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance sets forth: a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this statement, an entity should apply the requirements to interim or annual financial periods effective immediately. The Company has adopted this standard with no impact on the accompanying financial statements. In accordance with this standard, the Company has evaluated subsequent events and their impact on the accompanying financial statements through the date the financial statements were issued, May 3, 2010.

In June 2009, FASB issued authoritative guidance on the FASB accounting standards codification and the hierarchy of generally accepted accounting principles. This guidance establishes the FASB Accounting Standards Codification, or ASC, as the source of authoritative accounting principles and the framework for

The Fresh Market, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (U.S. GAAP). This statement was effective for the Company in 2009. As the Codification is not intended to change or alter existing U.S. GAAP, implementation of this guidance did not impact the Company’s financial statements.

In August 2009, the FASB issued authoritative guidance which clarifies that in circumstances where a quoted market price in an active market for an identical liability is not available, a reporting entity must measure fair value of the liability using one of the following techniques: 1) the quoted price of the identical liability when traded as an asset; 2) quoted prices for similar liabilities when traded as assets; or 3) another valuation technique, such as a present value technique or the amount that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability that is consistent with the provisions of ASC 820, “Fair Value Measurements and Disclosures.” This statement becomes effective for the first reporting period (including interim periods) beginning after issuance. The Company adopted this statement in 2009. The adoption did not have a material impact on the Company’s financial statements.

In January 2010, the FASB issued authoritative guidance which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The Company does not expect the adoption of this guidance to have a material impact on its financial statements.

3. Long-Term Debt

Long-term debt consists of the following at December 31:

	2008	2009
Unsecured revolving credit note, with maximum available borrowings of $175,000 at December 31, 2008 and 2009, interest payable monthly at one-month LIBOR plus a margin, weighted-average interest rate of 6.6%, 4.7% and 3.3% for the years ended December 31, 2007, 2008 and 2009, respectively	$130,000	$98,200

The Company is a borrower under a $175,000 revolving credit agreement with a syndicate of banks. Per the credit agreement, the Company may advance up to the maximum amount committed of $175,000 less outstanding letters of credit and swing line advances. The Company pays a fee, ranging from 0.1% to 0.15%, on the unused portion of the commitment. At December 31, 2008 and 2009, the Company had $39,947 and $70,896, respectively, available to be drawn under the agreement. At the election of the Company, prepayments may be made at any time without premium or penalty upon notice to the appropriate agent. Amounts repaid are eligible to be redrawn at a future date. Advances under the credit facility bear variable interest, at the Company’s option, at either (a) a base rate as defined in the credit agreement or (b) one of two options for a London interbank offered rate, or LIBOR, plus an applicable margin. The applicable margin is between 0.4% and 1.4% and is determined by a financial ratio defined in the agreement. Historically, the Company has elected a one-month LIBOR rate option for all advances. All amounts outstanding are due and payable in February 2012.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

3. Long-Term Debt (continued)

The terms of the credit agreement provide that the Company must comply with certain covenants. The Company is, among other things, restricted in its ability to (i) create liens or use assets as security in other transactions, (ii) make various investments, (iii) incur additional indebtedness, (iv) sell assets or utilize asset sale or recovery proceeds, (v) make certain types of restricted payments, including dividends, or (vi) enter into transactions with affiliates. In addition, the Company is required to maintain certain financial ratios consisting of a covenant not to exceed a defined debt to earnings ratio and a covenant to maintain a minimum defined fixed charge coverage ratio.

The credit agreement allows the Company, without restriction as to amount, to pay dividends to its stockholders in order to enable them to pay federal and state income taxes on the taxable income generated by the Company and attributed to the stockholders as a result of the Company’s S-corporation status. The Company is also permitted to pay limited discretionary dividends to its stockholders in an amount not to exceed 25% of excess cash flow, as defined in the credit agreement, as long as it remains in compliance with the covenants in the credit agreement after giving effect to the discretionary dividends. At December 31, 2009, the Company had the ability to pay additional dividends of approximately $40,680 under the terms of its revolving credit facility.

The loan agreement also provides the Company with standby letter of credit facilities up to $25,000, of which $5,053 and $5,904 was outstanding at December 31, 2008 and 2009, respectively. The beneficiaries of these letters of credit are the Company’s workers’ compensation insurance carriers and a utility company.

4. Interest Rate Swap Agreements

The Company uses interest rate swap agreements to hedge variable cash flows associated with the interest on the Company’s revolving credit note by effectively converting a portion of its long-term debt from variable to fixed rates. The following are the key terms of the Company’s interest rate swap agreements in place at December 31, 2009:

Notional Amount	Expiration Date	Fixed Rate Paid	Variable Rate Received
$12,500	February 16, 2010	4.95%	One-month LIBOR
$15,000	December 21, 2010	3.89%	One-month LIBOR
$15,000	November 15, 2011	4.91%	One-month LIBOR

As of December 31, 2008 and 2009, the fair value of the interest rate swaps reflected a liability of $2,888 and $1,592, respectively, and is recorded in accrued liabilities and other long-term liabilities on the accompanying balance sheets. Changes in the fair value of the interest rate swap agreements are recognized as a component of comprehensive income and are recorded in accumulated other comprehensive loss in the stockholders’ equity section of the accompanying balance sheets. Changes in the fair value of the interest rate swaps resulted in decreases of $1,051 and $1,896 in 2007 and 2008, respectively, and an increase of $1,296 in 2009 in total comprehensive income. The amount of hedge ineffectiveness for the years ended December 31, 2007, 2008 and 2009 was not material.

The unrealized loss for interest rate swaps in accumulated other comprehensive loss will be reclassified as interest expense over the remaining terms of the agreements. The amount that will be reclassified will vary depending upon the movement of the underlying interest rates. The Company expects to reclassify approximately $1,100 from accumulated other comprehensive loss to interest expense in the next year.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

4. Interest Rate Swap Agreements (continued)

The following table summarizes the unrealized losses deferred as accumulated other comprehensive income related to the Company’s interest rate swaps:

	2008	2009
Unrealized loss deferred at beginning of year	$(992)	$(2,888)
Deferral of unrealized loss in accumulated other comprehensive loss	(2,685)	(502)
Reclassification of unrealized loss to interest expense	789	1,798

Unrealized loss deferred at end of year	$(2,888)	$(1,592)

Two of the Company’s interest rate swaps with a total notional value of $30,000 are with the same counterparty. Interest rate swaps inherently contain credit risk due to possible nonperformance by counterparties of their obligations related to the swaps. The Company monitors the credit worthiness of its counterparties and its existing exposure to them under the interest rate swaps. The Company believes the overall exposure to credit risk is minimal.

5. Fair Value of Financial Instruments

The Company records its financial assets and liabilities at fair value in accordance with the framework for measuring fair value in authoritative accounting guidance. This framework establishes a fair value hierarchy that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). The three levels of the fair value hierarchy are as follows:

Level 1	–	Quoted market prices in active markets for identical assets or liabilities;

Level 2	–	Inputs other than Level 1 inputs such as quoted prices for similar assets or liabilities or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3	–	Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The carrying amount of the Company’s interest rate swaps are measured at fair value, on a recurring basis, using a standard valuation model that incorporates inputs other than quoted prices that are observable. The classification of the Company’s interest rate swaps as of December 31, 2008 and 2009 are as follows:

Fair Value Measurements	Level 1	Level 2	Level 3	Total
As of December 31, 2008:
Interest rate swaps	$—	$(2,888)	$—	$(2,888)

As of December 31, 2009:
Interest rate swaps	—	(1,592)	—	(1,592)

The carrying amounts of other financial instruments, including accounts receivable, accounts payable, accrued liabilities and other accrued expenses approximate fair value because of the short maturity of those instruments. Store closure reserves are recorded at net present value to approximate fair value. The carrying

The Fresh Market, Inc.

Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (continued)

amount of long-term debt approximates fair value because the advances under this instrument bear variable interest rates which reflect market changes to interest rates and contain variable risk premiums based on certain financial ratios achieved by the Company. The Company did not elect to report any of its nonfinancial assets or nonfinancial liabilities at fair value.

6. Closed Store Reserve

Store closure and exit costs in 2007, 2008 and 2009 were $2,151, $562 and $4,361, respectively. Store closure and exit costs in 2007 and 2009 include charges of $1,535 and $1,324 for the impairment and loss on disposal of property and equipment, predominantly leasehold improvements, incurred when the Company closed one store in each of 2007 and 2009. Also included are $167, $48 and $104 for miscellaneous expenses related to closed stores in 2007, 2008 and 2009, respectively.

The remaining amount of store closure and exit costs consisted of occupancy costs of $449, $514 and $2,933 in 2007, 2008 and 2009, respectively, for the Company’s two closed stores with operating lease obligations. Included in occupancy costs are additions and adjustments made to a closed store reserve that recognizes the present value of the remaining noncancelable lease payments required under operating leases on the closed stores, less an estimate of subtenant income. Additions to the closed store reserve of $449, $514 and $1,218 during 2007, 2008 and 2009, respectively, include the new reserves established when the Company’s stores closed during 2007 and 2009, differences between actual and estimated subtenant income and the accretion of interest on existing reserves. Adjustments made to the closed store reserve of $1,715 in 2009 primarily reflect a change in the Company’s estimate of subtenant income for a retail store closed in a prior year due to changing economic conditions in the market where the closed store is located.

Activity for the closed store reserve in 2007, 2008 and 2009 was as follows:

	2007	2008	2009
Beginning balance	$—	$160	$160
Additions	449	514	1,218
Payments	(289)	(514)	(767)
Adjustments	—	—	1,715

Ending balance	$160	$160	$2,326

7. Leases

Operating Leases

The Company leases its retail store locations, its administrative offices and certain equipment under noncancelable operating lease agreements that expire from 2010 to 2028. These leases generally contain renewal options of 5 to 30 years and increased rental rates during the option periods. Certain of the lease agreements for retail locations require the payment of contingent rent based on a percentage of sales above stipulated minimums. The Company begins accruing an estimate for contingent rent expense when it is determined that it is probable that specified levels of sales in excess of the stipulated minimums will be reached during the year. The Company does not receive a material amount of sublease rents from subtenants in its leased properties.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

7. Leases (continued)

Future minimum lease commitments for the Company’s operating lease commitments under operating leases having initial or remaining terms in excess of one year are as follows:

Amount
2010	$28,182
2011	29,226
2012	29,219
2013	28,705
2014	27,385
Thereafter	151,281

$293,998

Total rent expense, net of subtenant income, for 2007, 2008 and 2009 was as follows:

	2007	2008	2009
Minimum rentals	$18,774	$21,882	$25,555
Contingent rentals	527	415	415

	$19,301	$22,297	$25,970

The Company also incurs other lease-related expenses such as real estate taxes, insurance and maintenance that are generally based on the Company’s pro-rata share of the total square footage of the property being leased. For leases on the Company’s stores, these expenses are included in cost of goods sold. For all other leases, these expenses are reported in selling, general and administrative expenses.

8. Employee Benefits

Accrued Compensated Absences

The Company provides its employees with paid annual leave that may be used for any purpose and varies in duration based on years of service to the Company. Per the Company’s policy, paid annual leave is fully earned and awarded on January 1 of each year to eligible employees with the Company on December 31 of the preceding year. The amount of paid annual leave awarded is based on an employee’s number of years of service at December 31 of the preceding year. The Company’s policy does not provide for a carryforward of unused balances to future years. The Company accrues the value of the annual leave to be awarded on January 1 of the following year, less an estimate for forfeitures, ratably over the year in which the services are performed. The Company had $3,421 and $3,779 accrued for paid annual leave as of December 31, 2008 and 2009, respectively.

Employee Savings and Profit Sharing Plan

The Company sponsors an employee savings and profit sharing plan which is a defined contribution retirement plan subject to Section 401(k) of the Internal Revenue Code. The plan is voluntary and is available to all eligible full-time employees after one year of service. The Company provides a matching contribution determined at the Company’s discretion up to defined maximums. As of December 31, 2009, the Company matches up to 50% of employee contributions. The expense recorded for the Company’s match to the 401(k) plan was $858, $922 and $518 for 2007, 2008 and 2009, respectively.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

8. Employee Benefits (continued)

Shadow Equity Bonus Plan

The Company sponsors a shadow equity bonus plan under which variable bonus awards are granted to certain key employees. The Company records compensation expense related to this plan ratably over the vesting period. In 2007 and 2009, the Company recognized compensation expense of $2,743 and $1,576, respectively, related to the bonus plan. In 2008, the Company recognized compensation expense related to the bonus plan of $1,726. Additionally, in January 2008, the shadow equity bonus awards for certain executives were replaced with retention bonus agreements payable on a change in control of the Company. The retention bonus awards were subsequently terminated in July 2008. As a result of these terminations, the Company reversed compensation expense of $2,749 accrued in prior years. The Company had an accrual for shadow equity bonus plan awards of $4,261, of which $3,018 was vested, at December 31, 2008 and an accrual of $2,706, of which $491 was vested, at December 31, 2009.

9. Share-based Compensation

Stock option awards covering in the aggregate 1,588 shares of the Company’s common stock were granted by a stockholder of the Company to certain key employees beginning in July 2009. These options vest on approximately the same date in 2019, or upon the occurrence of certain events including an initial public offering of the Company’s stock or a sale of some or all of the Company, at which time the employee has sixty days in which to exercise his or her options. Upon exercise of the options, the employees will receive shares of common stock in the Company from the current holdings of the stockholder granting the options. Proceeds from the exercise of the options will be retained by the stockholder.

The stock option awards are recorded as a long-term liability on the accompanying balance sheets. At December 31, 2009, the liability related to the stock option awards was $232. Compensation expense recognized in 2009 was $232.

Information regarding our stock option grants during 2009, including the grant dates, aggregated by month of grant, the number of options issued with each grant, the exercise price, and the fair value of the options, is summarized as follows:

Grant Date	Number of Options Granted	Exercise Price	Per Share Fair Value of Common Stock	Option Fair Value as of December 31, 2009
July 2009	1,059	$9,146	$4,623	$4,988
December 2009	529	9,146	8,901	4,988

The following table summarizes information about stock options activity during 2009:

	Number of shares	Weighted average exercise price
Outstanding, January 1, 2009	—	$—
Granted	1,588	9,146
Exercised	—	—

Outstanding, December 31, 2009	1,588	$9,146

The Fresh Market, Inc.

Notes to Financial Statements (continued)

9. Share-based Compensation (continued)

The agreements entered into for the grant of the stock options only provided for the stock option grants noted above, therefore no additional shares have been made available for future grants by the stockholder.

Because the awards vest upon satisfaction of either a service or performance condition, we recognize compensation expense over the service term of 10 years in accordance with authoritative accounting guidance. The compensation expense and related liability for stock option awards is determined by their fair value at December 31, 2009. The fair value of the stock option awards was estimated using the Black-Scholes option-pricing model based on the estimated fair value per common share and the following assumptions.

2009
Risk-free interest rate	4.08%
Expected life	9.58 years
Expected volatility	40%
Weighted-average fair value per share	$ 4,988

The Company obtained a retrospective valuation to estimate the per share fair value of common stock at the initial grant date. This analysis estimated the enterprise value on a private company basis and included an estimated discount for lack of marketability based on the remaining service period of 10 years. The valuations subsequent to the initial grant date were performed retrospectively by the Company. The discounted enterprise values were divided by the shares outstanding to determine the fair value for each common share.

The Company bases the estimate of the risk-free interest rate on the yield of U.S. Treasury STRIPS with maturities approximating the expected life of the stock options at the measurement date. The expected life is estimated based on the remaining time to the vesting date for the options. All options have the same remaining life. The estimate of expected volatility is based on historical volatility for a comparable industry peer group over periods of time equivalent to the expected life of each stock option grant. As the Company has no history of trading in the public equity markets, the Company believes that a comparable industry peer group provides a reasonable measurement of volatility to use as an input for the model.

These awards have no intrinsic value at the grant date or at the end of the balance sheet date, as the exercise price exceeds the per share fair value of common stock.

10. Insurance Reserves

The Company has insurance policies for medical and workers’ compensation benefits that contain significant deductibles. The cost of general medical and workers’ compensation claims up to the deductibles is accrued based on actual claims reported plus loss development factors. These estimates are based on historical information along with certain assumptions about future events, and are subject to change as additional information becomes available. The Company had $5,358 and $6,404 accrued related to these claims at December 31, 2008 and 2009, respectively.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

11. Supplementary Balance Sheet Information

The following reflects supplementary balance sheet information for the Company’s accrued liabilities at December 31:

	2008	2009
Accrued compensation and benefits	$17,712	$16,489
Accrued occupancy costs	3,361	3,849
Accrued taxes	3,121	2,911
Other accrued liabilities	11,040	9,595

Total accrued liabilities	$35,234	$32,844

12. Income per Share

Immediately preceding the completion of its initial public offering, the Company expects to complete, by the consent of its stockholders, a common stock split that could have a material impact on the financial statements. The impact of the common stock split has not been reflected in the shares outstanding, weighted average shares outstanding and earnings per share amounts in the financial statements as the number of shares has not been determined. Once the common stock split occurs, the financial statements will be restated to retrospectively apply the common stock split to all periods presented.

13. Segment Reporting

The Company has determined that it has only one reportable segment. All of the Company’s revenues come from the sale of items at its specialty food stores. The Company’s primary focus is on perishable food categories, which include meat, seafood, produce, deli, bakery, floral, sushi and prepared foods. Non-perishable categories consist of traditional grocery and dairy products as well as specialty foods, including bulk, coffee and candy, and beer and wine. The following is a summary of percentage of annual sales of perishable and non-perishable items:

	2007	2008	2009
Perishable	67.7%	67.1%	66.8%
Non-perishable	32.3%	32.9%	33.2%

14. Related Party Loan Agreements

The stockholders of the Company have entered into an unsecured revolving loan agreement with the Company. The maximum available borrowings from the Company under the agreement is $2,000 of which no advances were outstanding at December 31, 2008 and 2009. Principal and interest, accrued at market rates, on the notes receivable from stockholders are payable on demand.

The Company also entered into an unsecured subordinated revolving loan agreement with the stockholders of the Company. The maximum available borrowings from the stockholders under the agreement total $2,500 of which no advances were outstanding at December 31, 2008 and 2009. Principal and interest, accrued at market rates, on the notes payable to stockholders are payable on demand.

On April 30, 2010, the unsecured revolving loan agreement and the subordinated revolving loan agreement were terminated.

The Fresh Market, Inc.

Notes to Financial Statements (continued)

15. Commitments and Contingencies

Distributions to Stockholders

The Company paid cash distributions to its stockholders of $17,398, $25,998 and $20,101 for the years ended December 31, 2007, 2008 and 2009, respectively. By agreement with its stockholders, a portion of the cash distributions paid to stockholders is to provide them with funds to pay the applicable income taxes owed on taxable income generated by the Company. The Company is an S-corporation for income tax purposes and therefore the stockholders, not the Company, are responsible for federal and most state income tax liabilities related to the taxable income generated by the Company. The Company is required to make these distributions related to income taxes while it remains an S-corporation. In addition, as permitted by its revolving credit agreement, the Company also pays discretionary distributions to its stockholders. In connection with this offering, the Company’s S-corporation status will terminate and it will become subject to additional entity-level taxes that will be reflected in its financial statements.

Litigation

The Company is involved in various legal proceedings encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

The Fresh Market, Inc.

Unaudited Balance Sheets

(In thousands, except share amounts)

	December 31, 2009	June 27, 2010	Pro Forma Debt and Stockholders’ Equity as of June 27, 2010
Assets
Current assets:
Cash and cash equivalents	$2,824	$9,009
Accounts receivable , net	1,480	1,522
Inventories	30,782	26,607
Prepaid expenses and other current assets	4,730	4,973

Total current assets	39,816	42,111

Property and equipment:
Store fixtures and equipment	190,680	196,391
Leasehold improvements	94,871	100,703
Office furniture, fixtures, and equipment	6,703	7,248
Automobiles	1,131	890
Construction in progress	9,351	11,841

	302,736	317,073
Accumulated depreciation	(107,242)	(121,690)

Total property and equipment, net	195,494	195,383
Other assets	231	219

Total assets	$235,541	$237,713

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$24,142	$26,195
Accrued liabilities	32,844	35,291

Total current liabilities	56,986	61,486

Long-term debt	98,200	93,750	$95,547
Closed store reserves	2,326	2,244
Other long-term liabilities	9,727	11,057

Total noncurrent liabilities	110,253	107,051	108,848

Commitments and contingencies (Notes 2 and 12)

Stockholders’ equity:
Common stock—$1 par value; 200,000 shares authorized, 35,295 shares issued and outstanding in 2009 and 2010	35	35
Additional paid-in capital	65	65	68,415
Accumulated other comprehensive loss—interest rate swaps	(1,592)	(1,071)
Retained earnings	69,794	70,147	—

Total stockholders’ equity	68,302	69,176	67,379

Total liabilities and stockholders’ equity	$235,541	$237,713

See accompanying notes.

The Fresh Market, Inc.

Unaudited Statements of Income

(In thousands, except share and per share amounts)

	Six Month Period Ended
	June 28, 2009	June 27, 2010
Sales	$404,892	$456,083
Cost of goods sold (exclusive of depreciation shown separately)	276,450	307,725

Gross profit	128,442	148,358

Operating expenses:
Selling, general and administrative expenses	88,725	100,550
Store closure and exit costs	3,938	434
Depreciation	13,624	15,687

Income from operations	22,155	31,687

Other expenses (income):
Interest expense	2,015	1,269
Other expense (income), net	5	(165)

	2,020	1,104

Income before provision for state income taxes	20,135	30,583
Provision for state income taxes	162	350

Net income	$19,973	$30,233

Net income per share:
Basic and diluted	$565.89	$856.58

Weighted average common shares outstanding:
Basic and diluted	35,295	35,295

Dividends declared per common share	$322.45	$846.58

Pro forma net income data:
Income before provision for income taxes	$20,135	$30,583
Pro forma provision for income taxes	7,853	11,927

Pro forma net income	$12,282	$18,656

Pro forma net income per share:
Basic and diluted	$347.98	$528.57

Pro forma weighted average common shares outstanding:
Basic and diluted	35,295	35,295

See accompanying notes.

The Fresh Market, Inc.

Unaudited Statements of Stockholders’ Equity and Comprehensive Income

(In thousands, except share amounts)

	Common Stock, $1 par value		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss)	Retained Earnings	Total Stockholders’ Equity
	Common Shares Outstanding	Common Stock
Balance at December 31, 2008	35,295	$35	$65	$(2,888)	$40,693	$37,905
Comprehensive income:
Net income	—	—	—	—	49,202	49,202
Other comprehensive income—interest rate swaps	—	—	—	1,296	—	1,296

Total comprehensive income						50,498
Distributions to stockholders	—	—	—	—	(20,101)	(20,101)

Balance at December 31, 2009	35,295	35	65	(1,592)	69,794	68,302
Comprehensive income:
Net income	—	—	—	—	30,233	30,233
Other comprehensive income—interest rate swaps	—	—	—	521	—	521

Total comprehensive income						30,754
Distributions to stockholders	—	—	—	—	(29,880)	(29,880)

Balance at June 27, 2010	35,295	$35	$65	$(1,071)	$70,147	$69,176

See accompanying notes.

The Fresh Market, Inc.

Unaudited Statements of Cash Flows

(In thousands)

	Six Month Period Ended
	June 28, 2009	June 27, 2010
Operating activities
Net income	$19,973	$30,233
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,649	15,711
Impairments and loss on disposal of property and equipment	1,413	486
Share-based compensation	—	571
Change in assets and liabilities:
Accounts receivable	65	(43)
Inventories	4,369	4,175
Prepaid expenses and other assets	216	(255)
Accounts payable	1,935	2,054
Accrued liabilities and other long-term liabilities	(6,563)	3,646

Net cash provided by operating activities	35,057	56,578

Investing activities
Purchases of property and equipment	(14,274)	(16,087)
Proceeds from sale of property and equipment	17	24

Net cash used in investing activities	(14,257)	(16,063)

Financing activities
Borrowings on revolving credit note	84,011	158,691
Payments made on revolving credit note	(94,359)	(163,141)
Distributions to stockholders	(11,381)	(29,880)

Net cash used in financing activities	(21,729)	(34,330)

Net increase in cash and cash equivalents	(929)	6,185
Cash and cash equivalents at beginning of period	6,337	2,824

Cash and cash equivalents at end of period	$5,408	$9,009

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$1,804	$1,138

Cash paid during the period for taxes	$235	$363

See accompanying notes.

The Fresh Market, Inc.

Notes to Unaudited Financial Statements

June 27, 2010

(In thousands, except share and per share data)

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements and are in the form prescribed by the Securities and Exchange Commission in Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto of the Company included herein and Management’s Discussion and Analysis of Financial Condition and Results of Operations found elsewhere in this prospectus. In the opinion of management, these unaudited financial statements include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation. The amounts presented in the unaudited balance sheet as of December 31, 2009 were derived from the audited balance sheet as of that date. Interim results are not necessarily indicative of results that may be expected for any other interim period or for a full year.

Each of our interim reporting periods, other than the fourth interim reporting period, generally ends on the Sunday closest to the last day of the corresponding quarterly calendar period. The first six months of 2009 and 2010 ended on June 28, 2009 and June 27, 2010, respectively. The six months ended June 27, 2010 had one less day compared to the six months ended June 28, 2009. The Company’s fourth interim reporting period and fiscal year end on December 31 regardless of the day of the week on which December 31 falls.

The Company has determined that it has only one reportable segment. All of the Company’s revenues come from the sale of items at its specialty food stores. The Company’s primary focus is on perishable food categories, which include meat, seafood, produce, deli, bakery, floral, sushi and prepared foods. Non-perishable categories consist of traditional grocery and dairy products as well as specialty foods, including bulk, coffee and candy, and beer and wine. The following is a summary of the percentage of sales of perishable and non-perishable items for the six months ended:

	June 28, 2009	June 27, 2010
Perishable	67.5%	67.2%
Non-perishable	32.5%	32.8%

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Pro Forma Information

The unaudited pro forma debt and stockholders’ equity as of June 27, 2010 reflects the effect of $1,797 in distributions made by the Company to stockholders subsequent to June 27, 2010. The pro forma information resulted in an increase to long-term debt. In addition, the undistributed earnings of the Company as an S-corporation have been reclassified to additional paid-in capital.

The Fresh Market, Inc.

Notes to Unaudited Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

In connection with this offering, the Company’s S-corporation status will terminate and it will become subject to additional entity-level taxes that will be reflected in its financial statements. The Company has presented unaudited pro forma income per share data for the six months ended June 28, 2009 and June 27, 2010 that was derived from the unaudited pro forma net income as presented. In calculating unaudited pro forma net income, the Company has adjusted historical net income to include an estimate for federal and state income taxes as if the Company were a C-corporation during those periods. Pro forma income taxes have been estimated using blended statutory federal and state income tax rates of 39.0% for the six months ended June 28, 2009 and June 27, 2010, respectively.

Recent Accounting Pronouncements

In April 2009, the FASB issued authoritative guidance on interim disclosures about fair value of financial instruments. This guidance amends previous guidance on disclosures about fair value of financial instruments to require an entity to provide disclosures about the fair value of financial instruments in interim financial information. This guidance also amends FASB-issued authoritative guidance on interim financial reporting, to require those disclosures in summarized financial information at interim reporting periods. This guidance was adopted by the Company in 2009.

In May 2009, the FASB issued authoritative guidance on subsequent events. This guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance sets forth: a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this statement, an entity should apply the requirements to interim or annual financial periods effective immediately. The Company has adopted this standard with no impact on the accompanying financial statements. In accordance with this standard, the Company has evaluated subsequent events and their impact on the accompanying financial statements through August 13, 2010, the date these unaudited financial statements were issued.

2. Long-Term Debt

Long-term debt is as follows:

	December 31, 2009	June 27, 2010
Unsecured revolving credit note, with maximum available borrowings of $175,000, interest payable monthly at one-month LIBOR plus a margin, weighted-average interest rate of 3.3% and 2.9% for the year ended December 31, 2009 and the six months ended June 27, 2010, respectively	$98,200	$93,750

The Company is a borrower under a $175,000 revolving credit agreement with a syndicate of banks. Per the credit agreement, the Company may advance up to the maximum amount committed of $175,000 less outstanding letters of credit and swing line advances. The Company pays a fee on the unused portion of the

The Fresh Market, Inc.

Notes to Unaudited Financial Statements (continued)

2. Long-Term Debt (continued)

commitment. At December 31, 2009 and June 27, 2010, the Company had $70,896 and $74,603, respectively, available to be drawn under the agreement. At the election of the Company, prepayments may be made at any time without premium or penalty upon notice to the appropriate agent. Amounts repaid are eligible to be redrawn at a future date. Advances under the credit facility bear variable interest, at the Company’s option, at either (a) a base rate as defined in the credit agreement or (b) one of two options for a London interbank offered rate, or LIBOR, plus an applicable margin. Historically, the Company has elected a one-month LIBOR rate option for all advances. All amounts outstanding are due and payable in February 2012.

The loan agreement also provides the Company with standby letter of credit facilities up to $25,000, of which $5,904 and $6,647 was outstanding at December 31, 2009 and June 27, 2010, respectively. The beneficiaries of these letters of credit are the Company’s workers’ compensation insurance carriers and a utility company.

3. Interest Rate Swap Agreements

The Company uses interest rate swap agreements to hedge variable cash flows associated with the interest on the Company’s revolving credit note by effectively converting a portion of its long-term debt from variable to fixed rates. The Company had one interest rate swap expire during the six months ended June 27, 2010 covering a notional amount of $12,500. The following are the key terms of the Company’s remaining interest rate swap agreements in place at June 27, 2010:

Notional Amount	Expiration Date	Fixed Rate Paid	Variable Rate Received
$ 15,000	December 21, 2010	3.89%	One-month LIBOR
$ 15,000	November 15, 2011	4.91%	One-month LIBOR

The Company’s interest rate swaps have been designated as cash flow hedges. The fair value of the interest rate swaps was a liability of $1,592 and $1,071 at December 31, 2009 and June 27, 2010, respectively, and was included in accrued liabilities and other long-term liabilities. Changes in the fair value of the interest rate swap agreements are recognized as a component of comprehensive income. The cumulative change in fair value since the inception of the interest rate swaps was recorded as accumulated other comprehensive loss that reduces stockholders’ equity on the accompanying balance sheets.

The unrealized loss on interest rate swaps in accumulated other comprehensive loss will be reclassified to interest expense over the remaining terms of the agreements. During the six months ended June 28, 2009 and June 27, 2010, the Company reclassified $870 and $732, respectively, from unrealized loss on interest rate swaps to interest expense. The Company expects to reclassify approximately $850 from accumulated other comprehensive loss to interest expense during the next twelve months. The amount of hedge ineffectiveness for the six months ended June 28, 2009 and the six months ended June 27, 2010 was not material. If it is determined that the interest rate swaps cease to be highly effective as a hedge, the Company will discontinue hedge accounting prospectively.

The Fresh Market, Inc.

Notes to Unaudited Financial Statements (continued)

4. Fair Value of Financial Instruments

The Company records its financial assets and liabilities at fair value in accordance with the framework for measuring fair value in authoritative accounting guidance. This framework establishes a fair value hierarchy that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). The three levels of the fair value hierarchy are as follows:

Level 1	—	Quoted market prices in active markets for identical assets or liabilities;

Level 2	—	Inputs other than Level 1 inputs such as quoted prices for similar assets or liabilities or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3	—	Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The carrying amount of the Company’s interest rate swaps are measured at fair value, on a recurring basis, using a standard valuation model that incorporates inputs other than quoted prices that are observable, primarily estimated spot interest rates during the remaining life of the interest rate swaps. The classification of the Company’s interest rate swaps at December 31, 2009 and June 27, 2010 are as follows:

Fair Value Measurements	Level 1	Level 2	Level 3	Total
As of December 31, 2009:
Interest rate swaps	$—	$(1,592)	$—	$(1,592)
As of June 27, 2010:
Interest rate swaps	—	(1,071)	—	(1,071)

The carrying amounts of other financial instruments, including accounts receivable, accounts payable, accrued liabilities and other accrued expenses approximate fair value because of the short maturity of those instruments. Store closure reserves are recorded at net present value to approximate fair value. The carrying amount of long-term debt approximates fair value because the advances under this instrument bear variable interest rates which reflect market changes to interest rates and contain variable risk premiums based on certain financial ratios achieved by the Company. The Company did not elect to report any of its nonfinancial assets or nonfinancial liabilities at fair value.

5. Closed Store Reserve

Store closure and exit costs were $3,938 for the six months ended June 28, 2009 and consisted primarily of $2,590 of occupancy costs and $1,252 for the impairment and loss on disposal of property and equipment, predominantly leasehold improvements, for a store closed during the year. Store closure and exit costs of $434 for the six months ended June 27, 2010 consisted principally of $428 of occupancy costs. Also included for the six months ended June 28, 2009 and June 27, 2010 are $96 and $6, respectively, for miscellaneous expenses related to closed stores.

Occupancy costs are the ongoing costs for the operating leases on the Company’s closed stores and include additions and adjustments made to a closed store reserve for future operating lease payments. During the six months ended June 28, 2009, the Company recorded an adjustment to increase the closed store reserve by $1,715 to recognize a change in its estimate of potential subtenant income for a store closed in a prior year. Additions to the closed store reserve of $874 and $428 during the six months ended June 28, 2009 and June 27,

The Fresh Market, Inc.

Notes to Unaudited Financial Statements (continued)

5. Closed Store Reserve (continued)

2010, respectively, include differences between actual and estimated subtenant income, the accretion of interest on existing reserves and during the six months ended June 28, 2009, a new reserve for a store closed in that period.

Activity for the Company’s closed store reserve for the six months ended June 28, 2009 and June 27, 2010 was as follows:

	June 28, 2009	June 27, 2010
Beginning balance	$160	$2,326
Additions	874	428
Payments	(343)	(510)
Adjustments	1,715	—

Ending balance	$2,406	$2,244

6. Employee Benefits

On January 1, 2010, the Company adopted a deferred compensation plan for eligible employees. Under the terms of the plan, eligible employees may defer up to 80% of their base salary and 100% of their annual bonus or shadow equity bonus plan awards on a pre-tax basis. The Company will make matching contributions to the eligible employees’ accounts, up to defined maximums, to compensate for matching contributions that would have been made to the eligible employees’ 401(k) plan accounts had the eligible employees not participated in the deferred compensation plan. The deferred compensation plan also permits the Company to make discretionary contributions to eligible employees’ accounts. Deferred amounts will be distributed in a lump sum in the event of death, termination of employment before age 50 or termination of employment within two years following a change in control. In the event of termination of employment after age 50, the named executive officers may elect distributions in a lump sum or by installment payments. Distributions may also be made in the event of unforeseeable emergency. At June 27, 2010, the liability related to the deferred compensation plan, as well as the expense incurred during the six months ended June 27, 2010, was immaterial.

7. Share-based Compensation

Stock option awards covering in the aggregate 1,588 shares of the Company’s common stock were granted by a stockholder of the Company to certain key employees beginning in July 2009. These options vest on the same date in 2019, or upon the occurrence of certain events including an initial public offering of the Company’s stock or a sale of some or all of the Company, at which time the employee has sixty days in which to exercise his or her options. Upon exercise of the options, the employees will receive shares of common stock in the Company from the current holdings of the stockholder granting the options. Proceeds from the exercise of the options will be retained by the stockholder.

The stock option awards are recorded as a long-term liability on the accompanying balance sheets. At December 31, 2009 and June 27, 2010, the liability related to the stock option awards was $232 and $803, respectively. Compensation expense recognized for the six months ended June 27, 2010 was $571.

The Fresh Market, Inc.

Notes to Unaudited Financial Statements (continued)

7. Share-based Compensation (continued)

Because the awards vest upon satisfaction of either a service or performance condition, we recognize compensation expense over the service term of 10 years in accordance with authoritative accounting guidance. The compensation expense and related liability for stock option awards was determined by their fair value at December 31, 2009 and June 27, 2010. Fair value was estimated using the Black-Scholes option-pricing model based on the following assumptions:

	December 31, 2009	June 27, 2010
Risk-free interest rate	4.08%	3.09%
Expected life	9.58 years	9.08 years
Expected volatility	40%	40%
Weighted-average fair value per share	$4,988	$6,319

The Company bases the estimate of the risk-free interest rate on the yield of U.S. Treasury STRIPS with maturities approximating the expected life of the stock options at the measurement date. The expected life is estimated based on the remaining time to the vesting date for the options. All options have the same remaining life. The estimate of expected volatility is based on historical volatility for a comparable industry peer group over periods of time equivalent to the expected life of each stock option grant. As the Company has no history of trading in the public equity markets, the Company believes that a comparable industry peer group provides a reasonable measurement of volatility to use as an input for the model.

No stock options were granted, exercised or forfeited during the six months ended June 27, 2010. The agreements entered into for the grant of the stock options only provided for a one-time grant of stock options, therefore no additional shares have been made available for future grants by the stockholder.

8. Income Taxes

For income tax purposes, the Company has elected to be treated as an S-corporation under Subchapter S of the Internal Revenue Code for federal income tax purposes and for state income tax purposes where allowed. In general, corporate taxable income or loss of an S-corporation is allocated to its shareholders for inclusion in their personal federal income tax returns. Therefore, no provision or liability for federal or state income tax has been provided in the Company’s financial statements except for those states where S-corporation status is not recognized. Accordingly, state income taxes of $162 and $350 have been provided for these states for the six months ended June 28, 2009 and June 27, 2010, respectively. In connection with this offering, the Company’s S-corporation status will terminate and it will become subject to additional entity-level taxes that will be reflected in its financial statements.

9. Comprehensive Income

The components of the Company’s comprehensive income, other than net income, were unrealized gains from changes in the fair value of interest rate swaps. Changes in the fair value of the interest rate swaps resulted in an increase in comprehensive income of $664 and $521 for the six months ended June 28, 2009 and June 27, 2010, respectively. Total comprehensive income for the Company was $20,637 for the six months ended June 28, 2009 and $30,754 for the six months ended June 27, 2010.

The Fresh Market, Inc.

Notes to Unaudited Financial Statements (continued)

10. Income per Share

Basic and diluted income per common share amounts is computed using the weighted average number of common shares outstanding during the year. During the six months ended June 28, 2009 and June 27, 2010, the Company had no dilutive securities issued or outstanding and therefore, diluted income per common share is equal to basic income per common share for each period.

11. Related Party Loan Agreements

The Company had entered into unsecured revolving loan agreements with the stockholders of the Company whereby the Company could make advances to the stockholders or the stockholders could make advances to the Company. No advances were outstanding under any of these agreements at or after December 31, 2009. On April 30, 2010, the unsecured revolving loan agreement and the subordinated revolving loan agreement were terminated.

12. Commitments and Contingencies

Distributions to Stockholders

The Company paid a cash dividend to its stockholders of $29,880 during the six months ended June 27, 2010. By agreement with its stockholders, a portion of the cash distributions paid to stockholders is to provide them with funds to pay the applicable income taxes owed on taxable income generated by the Company. The Company is an S-corporation for income tax purposes and therefore the stockholders, not the Company, are responsible for federal and most state income tax liabilities related to the taxable income generated by the Company. The Company is required to make these distributions related to income taxes while it remains an S-corporation. In addition, as permitted by its revolving credit agreement, the Company also pays discretionary distributions to its stockholders. In connection with this offering, the Company’s S-corporation status will terminate and it will become subject to additional entity-level taxes that will be reflected in its financial statements.

Litigation

The Company is involved in various legal proceedings encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

The Fresh Market

--STORE LOCATIONS--

-- SIGNIFICANT EXPANSION OPPORTUNITIES --

THE FRESH MARKET

Until                     , 2010 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                 Shares

The Fresh Market, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

J.P. Morgan

Goldman, Sachs & Co.

Morgan Stanley

William Blair & Company

BMO Capital Markets

RBC Capital Markets

                         , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses (other than underwriting compensation expected to be incurred) in connection with this offering. All of such amounts (except the SEC registration fee and FINRA filing fee) are estimated.

SEC registration fee	$24,600
Listing fee	200,000
FINRA filing fee	35,000
Printing and engraving costs	300,000
Legal fees and expenses	1,800,000
Accounting fees and expenses	800,000
Transfer Agent and Registrar fees and expenses	10,000
Miscellaneous	30,000

Total	$3,199,600

Item 14.	Indemnification of Directors and Officers.

We intend to reincorporate as a Delaware corporation immediately prior to the completion of this offering. Unless otherwise indicated, all information in this registration statement assumes that we have reincorporated in Delaware prior to the completion of this offering. Upon completion of the reincorporation, we will be subject to the Delaware General Corporation Law, or DGCL.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation, which will be in effect upon consummation of this offering, provides for this limitation of liability.

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees)), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Our amended and restated bylaws, which will be in effect upon consummation of this offering, provide for the indemnification of officers and directors of the corporation consistent with Section 145 of the DGCL.

The indemnification rights set forth above are not exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

The purchase agreement to be filed as an exhibit to this registration statement will provide for indemnification of us and our directors and certain of our officers by the underwriters for certain liabilities.

We expect to continue to maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to us with respect to indemnification payments that we may make to such directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have not sold any securities.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description
1.1**	Form of Purchase Agreement.

3.1	Form of Certificate of Incorporation of The Fresh Market, Inc.

3.2**	Form of Amended and Restated Bylaws of The Fresh Market, Inc.

4.1**	Specimen Common Stock Certificate.

4.2**	Form of Registration Rights Agreement.

5.1	Opinion of Cravath, Swaine & Moore LLP.

10.1+**	Supply and Service Agreement, dated as of January 26, 2007, by and between The Fresh Market, Inc. and Burris Logistics.

10.2**	Credit Agreement, dated as of February 27, 2007, among The Fresh Market, Inc., as borrower, Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, BB&T Corporation, as syndication agent, BMO Capital Markets, as documentation agent, and the other lenders party thereto.

10.3**	First Amendment to Credit Agreement, dated as of October 23, 2007, among The Fresh Market, Inc., as borrower, Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, and the required lenders.

10.4**	Second Amendment to Credit Agreement, dated as of June 22, 2010, among The Fresh Market, Inc., as borrower, Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, and the required lenders.

Exhibit Number	Description
10.5**	Form of Tax Indemnification Agreement.

10.6**	Form of Amended and Restated Shadow Equity Bonus Agreement.

10.7**	Terms of Employment of Lisa Klinger.

10.8**	The Fresh Market Deferred Compensation Plan Amended and Restated Effective March 1, 2010.

10.9**	Form of Amended and Restated Stock Option Agreement.

10.10*	Form of The Fresh Market, Inc. 2010 Omnibus Incentive Compensation Plan.

10.11*	Form of The Fresh Market, Inc. Employee Stock Purchase Plan.

10.12**	The Fresh Market, Inc. Severance Plan.

10.13**	Form of Employment Agreement.

10.14*	Form of Option Award Agreement.

10.15*	Form of Restricted Stock Award Agreement.

16.1**	Letter from Grant Thornton LLP to the Securities and Exchange Commission.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Grant Thornton LLP.

23.3	Consent of Cravath, Swaine & Moore LLP (contained in Exhibit 5.1).

24.1**	Powers of Attorney (included in signature page to Registration Statement filed on May 3, 2010).

*	To be filed by amendment.

**	Previously filed.

+	Confidential treatment has been requested for certain portions which are omitted in the copy of the exhibit electronically filed with the SEC. The omitted information has been filed separately with the SEC pursuant to our application for confidential treatment.

(b) Financial Statement Schedules

Item 17.	Undertakings.

The undersigned registrant hereby undertakes that:

(1)	The undersigned will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Greensboro, state of North Carolina, on the 16th day of August, 2010.

THE FRESH MARKET, INC.

By:	/S/ LISA KLINGER
Name:	Lisa Klinger
Title:	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on the 16th day of August, 2010.

Signature	Title

* Craig Carlock	Chief Executive Officer (Principal Executive Officer)

/S/ LISA KLINGER Lisa Klinger	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)

* Ray Berry	Chairman of the Board of Directors

* Brett Berry	Director

* Michael Barry	Director

*BY:	/S/ LISA KLINGER Name: Lisa Klinger Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1**	Form of Purchase Agreement.

3.1	Form of Certificate of Incorporation of The Fresh Market, Inc.

3.2**	Form of Amended and Restated Bylaws of The Fresh Market, Inc.

4.1**	Specimen Common Stock Certificate.

4.2**	Form of Registration Rights Agreement.

5.1	Opinion of Cravath, Swaine & Moore LLP.

10.1+**	Supply and Service Agreement, dated as of January 26, 2007, by and between The Fresh Market, Inc. and Burris Logistics.

10.2**	Credit Agreement, dated as of February 27, 2007, among The Fresh Market, Inc., as borrower, Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, BB&T Corporation, as syndication agent, BMO Capital Markets, as documentation agent, and the other lenders party thereto.

10.3**	First Amendment to Credit Agreement, dated as of October 23, 2007, among The Fresh Market, Inc., as borrower, Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, and the required lenders.

10.4**	Second Amendment to Credit Agreement, dated as of June 22, 2010, among The Fresh Market, Inc., as borrower, Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, and the required lenders.

10.5**	Form of Tax Indemnification Agreement.

10.6**	Form of Amended and Restated Shadow Equity Bonus Agreement.

10.7**	Terms of Employment of Lisa Klinger.

10.8**	The Fresh Market Deferred Compensation Plan Amended and Restated Effective March 1, 2010.

10.9**	Form of Amended and Restated Stock Option Agreement.

10.10*	Form of The Fresh Market, Inc. 2010 Omnibus Incentive Compensation Plan.

10.11*	Form of The Fresh Market, Inc. Employee Stock Purchase Plan.

10.12**	The Fresh Market, Inc. Severance Plan.

10.13**	Form of Employment Agreement.

10.14*	Form of Option Award Agreement.

10.15*	Form of Restricted Stock Award Agreement.

16.1**	Letter from Grant Thornton LLP to the Securities and Exchange Commission.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Grant Thornton LLP.

23.3	Consent of Cravath, Swaine & Moore LLP (contained in Exhibit 5.1).

24.1**	Powers of Attorney (included in signature page to Registration Statement filed on May 3, 2010).

*	To be filed by amendment.
**	Previously filed.
+	Confidential treatment has been requested for certain portions which are omitted in the copy of the exhibit electronically filed with the SEC. The omitted information has been filed separately with the SEC pursuant to our application for confidential treatment.